SUNCOR

2025 Annual Report



Our vision is to be Canada's leading energy provider, respected for our people, performance, sustainability and relationships that together create value-added contributions to society, communities, customers and shareholders.

Contents

2025 **Highlights**

Adjusted funds from operations
($ millions)



	21	22	23	24	**25**
■ Adjusted funds from operations[1]	10,257	18,101	13,325	13,846	**12,783**
○ Adjusted funds from operations per share[1]	6.89	13.05	10.19	10.87	**10.49**

Production and throughput
(mboe/d)



	21	22	23	24	**25**
■ Exploration and Production	88	78	56	54	**61**
■ Oil Sands – Bitumen	176	185	203	258	**280**
■ Oil Sands – Synthetic crude oil	469	480	487	516	**519**
Total upstream production	732	743	746	828	**860**
○ Refinery crude throughput	416	433	421	465	**480**

Free funds flow
($ millions)



	21	22	23	24	**25**
■ Free funds flow[1]	5,702	13,114	7,497	7,363	**6,927**
■ Capital expenditures[2]	4,411	4,819	5,573	6,166	**5,658**

Shareholder returns
($ millions)



	21	22	23	24	**25**
■ Share repurchases	2,304	5,135	2,233	2,908	**3,025**
■ Dividends	1,550	2,596	2,749	2,803	**2,809**
○ Dividend + share repurchase returns (%)[3]	10	13	9	9	**9**

Maximized returns to shareholders

> Adjusted funds from operations of $12.8 billion and free funds flow of $6.9 billion

> Returned $5.8 billion to shareholders through share repurchases of $3.0 billion and dividends of $2.8 billion

> Increased the quarterly dividend per share by approximately 5%

> Returned 100% of excess funds to shareholders via share repurchases

Leveraged regional integration to maximize value

> Record total upstream production of 860,000 bbls/d and record upgrader utilization of 99%

> Record Oil Sands production of 799,000 bbls/d including record production at Firebag and Fort Hills

> Record refining throughput of 480,000 bbls/d including record utilization at Montreal and Sarnia

> Record refined product sales of 623,000 bbls/d including new quarterly records for every quarter

Delivered Investor Day targets one year early

> Grew upstream production by 114,000 bbls/d relative to 2023

> Delivered increased normalized free funds flow[4] of over $3.3 billion relative to 2023

> Achieved over US$10/bbl reduction in WTI breakeven[5] relative to 2023

> Reduced capital expenditures to $5.7 billion

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1 Non-GAAP financial measures or contain non-GAAP financial measures. Refer to the Advisories section of this Annual Report and Suncor's Management's Discussion and Analysis (MD&A) dated February 25, 2026.
2 Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets previously held for sale of $108 million in 2023 and $133 million in 2022.
3 Dividends and share repurchases per share divided by average annual share price.
4 Non-GAAP financial measure. Refer to the Advisories section of this Annual Report and Suncor's Report to Shareholders for the fourth quarter of 2025 dated February 3, 2026.
5 Supplementary Financial Measure. Refer to the Advisories section of this Annual Report.

Message to Shareholders

Rich Kruger President and Chief Executive Officer

A stronger Suncor, primed to deliver more

Over the past three years, Suncor has undergone a fundamental rebuild. We reshaped the company brick by brick – **leadership, strategy, structure and culture**. More importantly, we regained trust and credibility by doing exactly what we said we would do.

That work translated into record results quarter after quarter, culminating in the strongest overall performance in Suncor's history. From **safety** to **operational integrity** to **asset reliability** to **profitability**, 2025 delivered best-ever results across the company. And the market has taken notice. Suncor ranked first in our peer group in 2024 and second in 2025 on share price performance, with a 44% share price uplift over two years.

These outcomes did not occur by chance. They were the result of clear priorities, relentless focus on the fundamentals and a team-based, results-oriented, high-performance culture driven to deliver shareholder value. Today, our credibility rests not on promises but on results.

Trust in business and in life is built on delivering on commitments, and Suncor has proven to be a company that does exactly that.

As Suncor enters its next phase, our high performance has created even higher expectations, and I welcome them. Each "best-ever" becomes a new bar for the next year. With the right people, the right systems and a proven track record of execution, we are primed to deliver more.



> Trust in business and in life is built on delivering on commitments, and Suncor has proven to be a company that does exactly that.

Setting a new standard of excellence

It all starts with safety

Our entire improvement journey began with safety, the clearest indicator of operational discipline. Strong safety performance is the foundation of operational excellence. You cannot have one without the other. In just over three years, we have gone from worst to first, with 2025 being our safest year on record for the third consecutive year.

Personnel safety performance reached best-ever levels in 2025, with recordables down 15% and lost-time incidents down 42%. Process safety performance was also best-ever, placing Suncor in the top decile of North American peers.

Raising the bar in 2025

That same discipline carried through to our operations, where we delivered record-breaking performance across the integrated value chain in 2025. Asset utilizations reached the highest levels in company history – upgraders at 99% and refineries at 103%, well above industry benchmarks. Upstream averaged 860,000 barrels per day, refining throughput exceeded 480,000 barrels per day and refined product sales climbed past 623,000 barrels per day. Our Supply and Trading team maximized margin capture for these incremental volumes through effective product placement.

Capital spending in 2025 was reduced to $5.7 billion, outperforming the midpoint of our original guidance by $540 million, while executing our business plan as designed. Operating, selling and general expenses held steady at $13.2 billion for the year, demonstrating continued operating leverage, combining reliability and volume growth with sustained cost discipline.



Normalized free funds flow

Investor Day targets delivered one year early

>$3.3B
Growth in Free Funds Flow vs 2023

+$2.3B

$8B
$6B
Outperformance
Commitment
$4B
$2B
0

2023   2024   2025

2025 Highlights

✓ Grew upstream production by 114,000 bbls/d vs 2023

✓ Grew downstream throughput by 60,000 bbls/d vs 2023

✓ Reduced WTI breakeven by >US$10/bbl vs 2023

✓ Delivered capital spend objective of $5.7B

✓ $5.8B shareholder returns (9% cash yield)

Note: On a normalized basis, assuming US$75 WTI business environment assumptions as disclosed in the May 2024 Investor Day.



All of this translated to $5.8 billion of shareholder returns, with $2.8 billion in dividends and $3.0 billion in share repurchases. We raised our dividend by 5% in November and repurchased shares at a steady $250 million per month from January to November, increasing to $275 million in December – a level we expect to continue through 2026.

We delivered this consistent return profile during a year of heightened oil price volatility, with WTI fluctuating between US$55 to $80 per barrel, underscoring the resilience of our integrated model and commitment to our shareholders. This performance strongly resonated with the market, driving a 19% share price appreciation in 2025 – outperforming the average of Suncor's 11-company peer group by 14%.

Three in two

To put this performance in context, we return to our 2024 Investor Day where we presented a bold and ambitious three-year plan – $3.3 billion in incremental normalized free funds flow, a US$10 per barrel reduction to our corporate WTI breakeven, production growth of over 100,000 barrels per day, capital spending reduced to $5.7 billion, net debt reduced to $8 billion and the return of 100% of excess funds to shareholders.

After an outstanding first year of execution and delivering on our net debt target nine months early, I challenged the organization to accelerate the delivery of the remainder of the plan. One year later, we not only met but exceeded every one of those targets – a full year ahead of schedule. The speed and breadth of improvement across the enterprise have exceeded all expectations.

> **"** Suncor represents a foundational investment – a company built on integrated, long-life assets, financial resilience, operational excellence and disciplined execution. A stock meant to be held through all cycles, a cornerstone of any portfolio. A company designed to win.

Performance by design

How are we doing this? Strong, decisive leadership, clear and focused priorities, an effective organizational structure and a team-based, results-oriented, high-performance culture.

Central to this effort has been the enterprise-wide adoption of our Operational Excellence Management System (OEMS), a playbook of twenty-one core work processes built on a foundation of continuous improvement, detailing how to achieve operational excellence based on industry best practices. OEMS has taken us from site-by-site variability to enterprise-wide uniformity, enabling us to deliver a level of consistency in 2025 unmatched in our history. Predictability has become one of our greatest competitive advantages.

At the same time, we reset expectations and accountability across the organization with a single company-wide scorecard, designed to build a results-driven, merit-based organization that is aligned from top to bottom. The performance of every employee from the front line to the CEO is measured against eight metrics across **safety, operational integrity, asset reliability and profitability** – the essential drivers of long-term shareholder returns. Compensation followed suit, with salaried employee participation in stock-based, long-term compensation increasing from under two-thirds to nearly 90%.

Employees at every level now take ownership, proactively identifying opportunities and challenging constraints. This has helped to structurally reduce our all-in breakeven (including dividend and capital), moving Suncor from the upper third to the lower third globally, strengthening our resilience in low-price environments while amplifying returns when prices rise. This discipline underpins the sustainability and consistency of our dividend and share repurchases, reinforcing shareholder confidence across cycles.



Dividends
$2.8B
dividends paid

Dividends
5%
fourth quarter increase



Share buybacks
$3.0B
total repurchased



Share buybacks
4.4%
shares repurchased



Dividends and share buybacks
9%
cash yield



Excess funds
100%
to shareholders



We have also redefined what excellence looks like in project execution. At our Base Plant Upgrader 1, the replacement of eight coke drums, each 100 feet tall and nearly 300 tonnes, was completed 24 days ahead of schedule and 14% below the $1.2 billion funding. This project extended turnaround intervals from five to six years and enhanced long-term reliability, demonstrating our ability to execute world-scale megaprojects safely, efficiently and with precision.

Disciplined execution continues to deliver results across the portfolio. First ore at Mildred Lake Extension West was achieved in April 2025 six months early and $100 million below funding, unlocking 730 million barrels of bitumen. At Fort Hills, completion of the three year mine improvement plan enabled the asset to reach its 90% utilization target in 2025, positioning the asset for stronger future performance.

Predictability is winning

We continue to raise the bar, reducing variation and elevating the reliability of our integrated model, delivering higher-quality and more stable cash flows. This reliability extends to how we return value to shareholders – sustainable and growing dividends first, steady buybacks second and a strong balance sheet always.

For us, competing and winning means performing predictably, at the top of the industry, in every market condition. Suncor represents a foundational investment – a company built on integrated, long-life assets, financial resilience, operational excellence and disciplined execution. A stock meant to be held through all cycles, a cornerstone of any portfolio. A company designed to win.

> **"**
>
> There is no finish line for excellence. The best companies never stand still. They continually reinvent, reinvigorate and improve their performance – that's what winners do.

Energy – Canada's enduring strategic advantage

While we remain focused on what we can control, it is encouraging to see energy policy discussions in Canada evolving toward a more practical and balanced footing. More business perspectives are being heard, and there is a growing recognition among policymakers and Canadians of the long-term importance of Canadian energy. The conversation has moved from "whether" Canada should develop its resources to "how" we can do so in a way that strengthens the country.

Our long-life, low-decline oil sands assets rank among the most stable and reliable sources of energy supply globally. This stability provides Canada with an enduring strategic advantage, but only if our nation chooses to act on it. Canada has the resource base to be an energy superpower, but it must have national resolve to grow and compete globally, with enticing fiscal and regulatory policies to attract the necessary capital. For a middle power like Canada, supplying secure and dependable energy year after year is how we build strength at home and influence abroad, offering something the world highly values.

We're not done yet

Standing here today, I'm immensely proud of what we've accomplished and even more excited about what lies ahead. There is no finish line for excellence. The best companies never stand still. They continually reinvent, reinvigorate and improve their performance – that's what winners do.

To our shareholders, on behalf of Suncor's Board of Directors and the entire Suncor team, thank you for your continued confidence and support.

Rich Kruger
President and Chief Executive Officer
Suncor Energy



Advisories

All financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted, except for Libya, which is presented on an economic basis. References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.

Forward-looking information

The preceding section of this Annual Report contains certain forward looking information and forward looking statements (collectively referred to herein as "forward looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward looking statements. Some of the forward looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "promise", "forecast", "potential", "opportunity", "would" and similar expressions. Forward looking statements in the preceding sections of this Annual Report include references to: Suncor's vision; expectations regarding capital allocation, including that Suncor will purchase $275 million of shares per month through 2026; the expected benefits from OEMS and the extended turnaround intervals; expectations regarding Mildred Lake Extension West and that it will unlock 730 million barrels of bitumen; and the company's belief that Fort Hills is positioned for stronger future performance and the basis for such belief.

Forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail in Suncor's MD&A, including under the heading Risk Factors, and in the company's most recent Annual Information Form dated February 25, 2026 available at www.sedarplus.ca and Form 40-F dated February 26, 2026 available at www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward looking statements contained in the preceding section of are made as of the date of this Annual Report. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward looking statements or the foregoing risks and assumptions affecting such forward looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Certain financial measures used in the preceding section of this Annual Report, namely adjusted funds from operations, adjusted funds from operations per share, free funds flow and normalized free funds flow are not prescribed by GAAP. Non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyse business and performance, leverage and liquidity and therefore may be considered useful information by investors.

Adjusted funds from operations is calculated as cash flow provided by operating activities excluding changes in non-cash working capital. Adjusted funds from operations per share is calculated by taking adjusted funds from operations and dividing by the weighted average number of common shares outstanding in 2025. Free funds flow is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Normalized free funds flow is calculated by taking free funds flow and normalizing it for a US$75 WTI price.

Adjusted funds from operations and free funds flow are defined in the MD&A and are reconciled to the GAAP measure in the MD&A for the year ending December 31, 2025, and for all prior periods are reconciled in the management's discussion and analysis for the respective year. Normalized free funds flow is defined and reconciled in Suncor's report to shareholders for the fourth quarter of 2025, dated February 3, 2026 (2024 Q4 Report). All reconciliations noted above are in the Non-GAAP financial measures advisory section of the applicable quarterly report and/or MD&A, each of which is available on the company's SEDAR+ profile available at www.sedarplus.ca and each such reconciliation is incorporated by reference herein.

WTI breakeven price is a supplementary financial measure that represents the U.S. dollar WTI price per barrel that is equal to Suncor's operating costs, dividend payment amount and sustaining capital on a per barrel basis. Management uses WTI breakeven price to measure the company's performance and believes it provides investors with important information regarding the efficiency and profitability of Suncor's operations.

Reserves

Reserves information presented herein is presented as Suncor's working interests (operating and non operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2025. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated February 25, 2026 available at www.sedarplus.ca and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.

Management's Discussion and Analysis

February 25, 2026

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's December 31, 2025 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 25, 2026 (the 2025 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

References to "we", "our", "Suncor" or "the company" means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

MD&A – Table of Contents

Basis of Presentation

Unless otherwise noted, all financial information contained herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor's ownership of Fort Hills and interests in Syncrude.

1. Consolidated Financial and Operating Summary

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2025	2024	2023
Gross revenues	52 377	54 881	52 206
Net earnings	5 918	6 016	8 295
Per common share – basic (dollars)	4.85	4.72	6.34
Per common share – diluted (dollars)	4.85	4.72	6.33
Adjusted operating earnings[1]	5 621	6 884	6 677
Per common share[1][2]	4.61	5.40	5.10
Adjusted funds from operations[1]	12 783	13 846	13 325
Per common share[1][2]	10.49	10.87	10.19
Cash flow provided by operating activities	12 781	15 960	12 344
Per common share[2]	10.48	12.53	9.44
Dividends paid on common shares	2 809	2 803	2 749
Per common share[2]	2.31	2.22	2.11
Share repurchases	3 025	2 908	2 233
Per common share[2]	2.48	2.28	1.71
Returns to shareholders[3]	5 834	5 711	4 982
Weighted average number of common shares in millions – basic	1 219	1 274	1 308
Weighted average number of common shares in millions – diluted	1 220	1 276	1 310
Capital expenditures[4][5]	5 658	6 166	5 573
Asset sustainment and maintenance	3 162	3 185	3 543
Economic investment	2 496	2 981	2 030
Free funds flow[1]	6 927	7 363	7 497
Balance sheet (at December 31)			
Total assets	89 913	89 784	88 539
Net debt[1][6]	6 337	6 861	9 852
Total long-term liabilities[7]	34 579	34 523	35 663

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Presented on a basic per share basis.

(3) Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

(4) Excludes capitalized interest of $198 million in 2025, $317 million in 2024 and $255 million in 2023.

(5) Excludes capital expenditures related to assets previously held for sale of nil in 2025 and 2024 and $108 million in 2023.

(6) Beginning in 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(7) Includes long-term debt, long-term lease liabilities, other long-term liabilities, provisions and deferred income taxes.

Operating Summary

Year ended December 31	2025	2024	2023
Upstream			
Production volumes			
Oil Sands – Total bitumen production	937.5	907.0	819.8
Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	519.1	516.1	487.0
Oil Sands – Non-upgraded bitumen (mbbls/d)	280.3	257.7	202.6
Total Oil Sands production volumes (mbbls/d)	799.4	773.8	689.6
Exploration and Production (bbls/d)	60.8	53.8	56.1
Total upstream production (bbls/d)	860.2	827.6	745.7
Combined upgrader utilization (%)	99	98	92
Average price realizations[1][2] ($/bbl)			
Upgraded – net SCO and diesel	87.79	97.91	99.40
Non-upgraded bitumen	62.02	72.65	67.97
Oil Sands weighted average crude	78.80	89.41	90.27
Exploration and Production Canada	92.70	107.38	107.62
Exploration and Production International[3]	—	—	109.00
Downstream			
Refinery crude oil processed (mbbls/d)	480.3	465.0	420.7
Refinery utilization[4] (%)	103	100	90
Refining and marketing gross margin – FIFO[1] ($/bbl)	37.60	36.40	45.00
Refining and marketing gross margin – LIFO[1] ($/bbl)	39.50	37.00	47.00

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2)   Net of transportation costs, but before royalties.

(3)   Exploration and Production (E&P) International price realizations exclude Libya for all periods presented.

(4)   Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

Segment Summary

Year ended December 31 ($ millions)	**2025**	2024	2023
Earnings (loss) before income taxes			
Oil Sands	**5 277**	6 607	6 811
Exploration and Production	**526**	867	1 691
Refining and Marketing	**2 822**	2 596	3 383
Corporate and Eliminations	**(677)**	(1 883)	(1 296)
Income tax expense	**(2 030)**	(2 171)	(2 294)
Net earnings	**5 918**	6 016	8 295
Adjusted operating earnings (loss)[1]			
Oil Sands	**5 302**	6 505	5 967
Exploration and Production	**526**	867	1 084
Refining and Marketing	**2 858**	2 600	3 367
Corporate and Eliminations	**(1 051)**	(813)	(1 349)
Income tax expense included in adjusted operating earnings	**(2 014)**	(2 275)	(2 392)
Total	**5 621**	6 884	6 677
Adjusted funds from (used in) operations[1]			
Oil Sands	**10 515**	11 842	10 725
Exploration and Production	**1 195**	1 610	1 612
Refining and Marketing	**3 907**	3 538	4 268
Corporate and Eliminations	**(894)**	(679)	(1 546)
Current income tax expense	**(1 940)**	(2 465)	(1 734)
Total	**12 783**	13 846	13 325
Change in non-cash working capital	**(2)**	2 114	(981)
Cash flow provided by operating activities	**12 781**	15 960	12 344

(1)   Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

2. Suncor Overview

Suncor Energy is Canada's leading integrated energy company. Suncor's operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

Suncor aims to be Canada's leading energy provider, respected for its people, performance, sustainability and relationships that together create value-added contributions to society, communities, customers and shareholders. Suncor is well positioned to execute on its strategy through the company's competitive advantages that include its unparalleled, integrated upstream and downstream asset base and business model, underpinned by its large-scale, long-life oil sands resources.

Key components of Suncor's strategy include the following:

- **Deliver industry-leading performance in safety, operational excellence and reliability:** Suncor is focused on driving industry-leading safe and reliable performance through operational excellence and aligning its asset base with its competencies and competitive advantages to maximize value.

- **Achieve a cost structure that provides financial resiliency in a less than $45 US WTI business environment:** At Suncor, every barrel and every dollar matters, and the company remains focused on driving down costs, increasing product margins and growing production while maintaining its commitment to capital discipline.

- **Leverage integration to maximize value from upstream production to downstream customers:** From the ground to the gas station, Suncor seeks to maximize profit along each step of the value chain through its unparalleled asset integration. This includes Suncor's unique, extensive, low decline resource base, regionally integrated industrial asset complex of Oil Sands assets and structurally advantaged downstream assets.

- **Decarbonize base business and capture new opportunities to reduce greenhouse gas (GHG) emissions:** The company is taking tangible actions to decarbonize its existing hydrocarbon business, while investing in other areas aligned with its core competencies, including operating lower-carbon intensity power production through cogeneration and investing in renewable fuels.

- **Grow free cash flow per share and deliver industry-leading financial returns to investors:** The execution of Suncor's strategy and key priorities is expected to continue to grow free funds flow per share and enable the company to deliver industry-leading shareholder returns.

2025 Highlights

Record personnel and process safety performance for the third consecutive year.

- Delivered record safety performance for the third consecutive year, with lost time and process safety events down 70% over the last three years.

Generated adjusted funds from operations[1] of $12.8 billion and adjusted operating earnings[1] of $5.6 billion.

- Generated $12.783 billion in adjusted funds from operations[1] in 2025, or $10.49 per common share, compared to $13.846 billion, or $10.87 per common share, in the prior year. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $12.781 billion, or $10.48 per common share in 2025, compared to $15.960 billion, or $12.53 per common share, in the prior year.

- Generated annual adjusted operating earnings[1] of $5.621 billion in 2025, or $4.61 per common share, compared to $6.884 billion, or $5.40 per common share, in the prior year. Net earnings were $5.918 billion in 2025, or $4.85 per common share, compared to $6.016 billion, or $4.72 per common share in the prior year.

- Operating, selling and corporate costs remained flat compared to 2024 despite higher production and sales volumes in both upstream and downstream.

Returned over $5.8 billion to shareholders in 2025, which included a quarterly dividend increase of approximately 5% in the fourth quarter and a 10% increase to share repurchases beginning in December of 2025.

- Returned $5.834 billion of value to shareholders in 2025, through $3.025 billion in share repurchases and $2.809 billion of dividends paid. In 2025, the company repurchased 55.3 million common shares at an average price of $54.68 per common share, or 4.4% of its outstanding shares as at December 31, 2024.

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(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

- Leveraging the strength of Suncor's integrated model, the company is targeting stable and predictable share repurchases of $275 million per month in 2026, a 10% increase from $250 million per month in 2025.

- Suncor increased its dividend per share by approximately 5% to $0.60 per common share in the fourth quarter of 2025.

Record production achieved in the upstream, where the company unlocked incremental capacity and leveraged its unique regional integration to maximize value

- Delivered record upstream production of 860,200 bbls/d in 2025, compared to 827,600 bbls/d in 2024.

- The company leveraged its regional physical integration and continued strong reliability to maximize upgrader throughput, resulting in record synthetic crude oil (SCO) production of 519,100 bbls/d and upgrader utilization[1] of 99% in 2025, compared to 516,100 bbls/d and 98% in 2024.

- Achieved record non-upgraded bitumen production of 280,300 bbls/d in 2025 compared to 257,700 bbls/d in 2024, supported by record Firebag production following a series of incremental capacity additions, and record Fort Hills production, which achieved 90% of nameplate capacity in 2025.

- Suncor successfully completed the Upgrader 1 coke drum replacement project and turnaround.

- Syncrude reached a significant milestone at the Mildred Lake Mine Extension West by achieving first ore extraction, the extension is expected to sustain existing bitumen production levels.

Record production and sales in the downstream, as refinery reliability and premium branded sales channels continue to drive value.

- The addition of incremental throughput capacity and strong, reliable operating performance delivered record refinery crude throughput of 480,300 bbls/d and refinery utilization of 103% in 2025, compared to 465,000 bbls/d and 100% in 2024.

- Achieved record refined product sales of 623,300 bbls/d in 2025, compared to 600,400 bbls/d in 2024 as the company's continued investment in retail growth and strategic partnerships generated higher value volume uplift.

- Suncor generated industry leading margins across the value chain, leveraging its supply and trading capabilities to adjust refinery production mix and capture the highest value regional demand, resulting in refining and marketing margin capture[2] of 96% relative to Suncor's 5-2-2-1 index.

Suncor achieved its ambitious 2024 Investor Day three-year targets a full year ahead of schedule.

- Suncor's ability to meet its ambitious three-year targets in just two years is a testament to the company's renewed focus, disciplined execution, and commitment to delivering value.

---

(1)　Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

(2)　Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

3. Financial Information

Net Earnings and Adjusted Operating Earnings

Consolidated Adjusted Operating Earnings Reconciliation[1]

Year ended December 31 ($ millions)	2025	2024	2023
Net earnings	**5 918**	6 016	8 295
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	**(403)**	714	(184)
Unrealized loss (gain) on risk management activities	**20**	(98)	12
Net write-down of equity investments	**70**	212	158
Loss on early repayment of long-term debt	**—**	144	—
Asset derecognition	**—**	—	253
Gain on significant disposals and acquisitions	**—**	—	(2 034)
Restructuring charge	**—**	—	275
Income tax expense (recovery) on adjusted operating earnings adjustments	**16**	(104)	(98)
Adjusted operating earnings[1]	**5 621**	6 884	6 677

(1)   Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Suncor's net earnings in 2025 were $5.918 billion, compared to $6.016 billion in 2024. Net earnings were impacted by the same factors that influenced adjusted operating earnings discussed below. Other items affecting net earnings in 2025 and 2024 included:

- An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $403 million recorded in financing expenses in the Corporate and Eliminations segment in 2025, compared to a loss of $714 million in 2024.

- An unrealized loss on risk management activities of $20 million recorded in other income in 2025, compared to an unrealized gain of $98 million in 2024.

- In 2025, Suncor recorded equity investment write-downs of $41 million in the R&M segment and $95 million, partially offset by a $66 million provision reversal related to the write-down of an equity investment, in Corporate and Eliminations.

- In 2024, Suncor recorded a write-down of an equity investment of $212 million in the Corporate and Eliminations segment.

- In 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of a series of its outstanding notes.

- An income tax expense related to the items noted above of $16 million in 2025, compared to a recovery of $104 million in 2024.

- In 2023, Suncor recorded a write-down of an equity investment of $158 million in the Corporate and Eliminations segment.

- In 2023, the company recorded derecognition charges of $253 million on its development properties in the Oil Sands segment.

- In 2023, Suncor recorded a gain of $607 million on the sale of its U.K. E&P portfolio and a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. Also in 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of acquiring the remaining working interest in Fort Hills, via the purchase of TotalEnergies EP Canada Ltd. (TotalEnergies Canada).

- In 2023, the company recorded a restructuring charge of $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment related to the company's workforce reductions.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



6 884	1 136	(2 596)	672	58	(304)	(29)	(461)	261	**5 621**
2024	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Inventory Valuation	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	Income Tax	**2025**

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Suncor's consolidated adjusted operating earnings were $5.621 billion in 2025, compared to $6.884 billion in the prior year. The decrease in adjusted operating earnings in 2025 was primarily due to lower upstream price realizations net of decreased royalties, in line with the decrease in benchmark crude oil pricing, a foreign exchange loss on working capital items compared to a gain in the prior year and increased operating and transportation expenses, partially offset by increased upstream and downstream production and sales volumes, and increased downstream refinery margins.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $12.783 billion in 2025, compared to $13.846 billion in 2024, and were primarily influenced by the same factors impacting adjusted operating earnings in 2025 compared to 2024.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $12.781 billion in 2025, compared to $15.960 billion in 2024. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. In 2025, the change in non-cash working capital did not materially impact cash flow, as a decrease in accounts payable and accrued liabilities, which includes the timing impact of commodity tax payable, largely offset a decrease in accounts receivable balances and the timing of tax instalment payments.

Results for 2024 Compared with 2023

Suncor's consolidated adjusted operating earnings were $6.884 billion in 2024, compared to $6.677 billion in the prior year. The increase in adjusted operating earnings in 2024 was primarily due to increased sales volumes in Oil Sands and E&P and increased production in R&M, partially offset by lower benchmark crack spreads and lower SCO realizations, increased royalties due to higher heavy crude price realizations and increased DD&A expense.

Adjusted funds from operations increased to $13.846 billion in 2024, compared to $13.325 billion in 2023, and were primarily influenced by the same factors impacting adjusted operating earnings in 2024 compared to 2023, excluding DD&A expenses. The increase was partially offset by a larger tax benefit relating to the acquisition of TotalEnergies Canada in the prior year compared to the current year.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.960 billion in 2024, compared to $12.344 billion in 2023. In addition to the factors discussed above, cash flow provided by operating activities was impacted by a source of cash associated with the company's working capital balances in 2024, compared to a use of cash in 2023. The source of cash in 2024 was primarily due to an increase in accounts payable and accrued liabilities, which includes the timing impact of commodity tax payable, a decrease in accounts receivable balances, in line with the decrease in benchmark commodity prices in 2024, and a draw on inventory due to increased sales volumes.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2025	2024	2023
WTI crude oil at Cushing (US$/bbl)	64.75	75.70	77.60
Dated Brent Crude (US$/bbl)	69.05	80.75	82.60
Dated Brent/Maya crude oil FOB price differential (US$/bbl)	9.90	12.95	14.19
MSW at Edmonton (Cdn$/bbl)	85.60	97.60	100.45
WCS at Hardisty (US$/bbl)	53.65	61.00	59.00
WCS-WTI light/heavy differential (US$/bbl)	(11.10)	(14.70)	(18.60)
SYN-WTI (differential) premium (US$/bbl)	(0.30)	(0.60)	2.00
Condensate at Edmonton (US$/bbl)	63.35	72.95	76.60
Natural gas (Alberta spot) at AECO (Cdn$/GJ)	1.60	1.35	2.50
Alberta Power Pool Price (Cdn$/MWh)	43.65	62.80	133.65
New York Harbor 2-1-1 crack[1] (US$/bbl)	26.75	22.90	34.40
Chicago 2-1-1 crack[1] (US$/bbl)	21.15	17.95	26.15
Portland 2-1-1 crack[1] (US$/bbl)	33.60	24.35	40.00
Gulf Coast 2-1-1 crack[1] (US$/bbl)	24.60	21.45	32.20
U.S. Renewable Volume Obligation (US$/bbl)	5.85	3.75	7.00
Suncor custom 5-2-2-1 index[2] (US$/bbl)	29.45	28.20	36.60
Exchange rate (average) (US$/Cdn$)	0.72	0.73	0.74
Exchange rate (end of period) (US$/Cdn$)	0.72	0.69	0.76

(1) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2) Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company's realized refining and marketing gross margin.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in 2025 reflected a decrease in WTI at Cushing, partially offset by narrowing SYN-WTI differentials.

Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. Prices for MSW at Edmonton and WCS at Hardisty both decreased in 2025 compared to 2024.

Non-upgraded bitumen is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (condensate at Edmonton) and SCO.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased in 2025 compared to 2024.

Suncor's margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates at a specific location. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel, and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing gross margins are influenced by crude mix, actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing (R&M) business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility. The cost of regulatory compliance is not deducted in calculating the benchmark cracks.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to reflect the company's refining and marketing gross margin more accurately. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased to when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing gross margins are also presented on a last-in,

first-out (LIFO) basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2025, 2-1-1 benchmark crack spreads increased compared to 2024 and the Suncor 5-2-2-1 index was US$29.45/bbl in 2025 compared to US$28.20/bbl in 2024.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased in 2025 compared to the prior year.

Excess electricity produced at Suncor's Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price decreased in 2025 compared to the prior year.

The majority of Suncor's revenues from the sale of commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars, therefore a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase revenues. In 2025, the Canadian dollar weakened in relation to the U.S. dollar. Suncor also has assets and liabilities, including approximately 54% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date.

Economic Sensitivities[1][2]

The following table illustrates the estimated effects that changes in certain factors would have had on 2025 net earnings and adjusted funds from operations[3] if the listed changes had occurred.

(Estimated change, in $ millions)	Impact on 2025 Net Earnings	Impact on 2025 Adjusted Funds from Operations[3]
Crude oil +US$1.00/bbl	210	210
Natural gas +Cdn$1.00/GJ[4]	(230)	(230)
Alberta Power +Cdn$20/MWh	135	135
2-1-1 crack spreads +US$1.00/bbl	170	170
Foreign exchange +$0.01 US$/Cdn$ related to operating activities[5]	(240)	(240)
Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	100	—

(1)   Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)   Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)   Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(4)   The company's exposure to natural gas costs is partially mitigated by revenue from power sales.

(5)   Excludes the foreign exchange impact on U.S. dollar denominated debt.

4. Segment Results and Analysis

Oil Sands

Suncor's Oil Sands segment produces bitumen from mining and in situ operations in northern Alberta. Bitumen is either upgraded into SCO or blended with diluent for refinery feedstock or direct sale to market. The segment includes the marketing, supply, transportation and risk management of crude oil, power and byproducts.

The Oil Sands segment includes:

- **Oil Sands operations** refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets. Oil Sands operations consist of: **Oil Sands Base** operations, which include the Millennium and North Steepbank mines, integrated upgrading facilities Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets, as well as interests in future mining development opportunities; and **In Situ** operations, which include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, as well as development opportunities that may support future in situ production.

- **Fort Hills** includes Suncor's wholly owned and operated Fort Hills mining and extraction operation, and the East Tank Farm Development, which Suncor operates and holds a 51% interest. In 2023, Suncor completed two separate acquisitions of additional working interests in the Fort Hills mining and extraction operation, increasing its ownership from 54.11% to 100%.

- **Syncrude** refers to Suncor's 58.74% operated working interest in Syncrude's two producing oil sands mines, Mildred Lake, including the Mildred Lake Mine Extension West, and Aurora North, and integrated upgrading facilities. Syncrude also includes development opportunities that may support future production, including the Mildred Lake Mine Extension East.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the East Coast of Canada, and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil.

- **E&P Canada** operations include Suncor's 48% working interest in Terra Nova, which Suncor operates, and non-operated interests in the White Rose assets (40% in the base project and 38.6% in the extensions), Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit) and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

- **E&P International** operations include Suncor's working interests in the exploration and development of oilfields in the Sirte Basin in Libya, pursuant to exploration and production sharing agreements. Suncor also owns, pursuant to a production sharing contract, an interest in the Ebla gas development in Syria, which has been suspended indefinitely since 2011 due to political unrest in the country. E&P International previously included Suncor's U.K. portfolio which was divested in 2023.

Refining and Marketing

Suncor's R&M segment consists of two primary operations, discussed below. This segment also includes the trading of crude oil, refined products, natural gas and power.

- **Refining and Supply** operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of: **Eastern North America** operations, which include a refinery located in Montreal, Quebec, and a refinery located in Sarnia, Ontario; and **Western North America** operations, which include a refinery located in Edmonton, Alberta, and two refineries in Commerce City, Colorado. Other Refining and Supply assets include product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

- **Marketing** operations sell refined petroleum products to retail customers primarily through a combination of company-owned Petro-Canada™ locations, branded dealers in Canada and company-owned locations in the U.S. marketed under other international brands. This includes Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. This segment previously included Suncor's renewable energy assets, which were sold in the first quarter of 2023.

- **Corporate** activities include Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in certain clean energy technologies.

- Intersegment revenues and expenses are removed from consolidated results in **Eliminations**. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

Oil Sands

Strategy and Investment Updates

- The company will continue to drive higher upgrader utilization and unlock incremental capacity through the following initiatives.

  o The company-wide application of an industrial engineering mindset, supported by key initiatives like Suncor's enhanced Operational Excellence Management System (OEMS), will continue to unlock incremental processing capacity and advance reliability and productivity in 2026 and beyond.

  o Suncor continues to progress the phased implementation of Autonomous Haulage Systems (AHS) at its mines to lower costs and improve productivity and safety performance. AHS has been deployed at Oil Sands Base mine and is expected to be deployed at Syncrude Mildred Lake in 2026, with Fort Hills to follow.

  o As a result of improved maintenance and turnaround practices, Suncor has increased reliability and extended future turnaround intervals. Interval extensions translate into lower costs, higher utilization rates and more production between turnarounds and Suncor intends to replicate this successful initiative by implementing interval extensions at additional assets in 2026.

- The three-year mine plan at Fort Hills has been completed, achieving 90% of nameplate capacity in 2025. The company will continue to work towards increasing plant capacity.

- Suncor will continue the Mildred Lake Mine Extension East (MLX-E) project in 2026.

Financial Highlights

Year ended December 31 ($ millions)	2025	2024	2023
Operating revenues	27 324	29 260	26 035
Less: Royalties	(2 911)	(3 645)	(2 623)
Operating revenues, net of royalties	24 413	25 615	23 412
Earnings before income taxes	5 277	6 607	6 811
Adjusted for:			
Unrealized loss (gain) on risk management activities	25	(102)	28
Gain on significant acquisition[1]	—	—	(1 125)
Asset derecognition[2]	—	—	253
Adjusted operating earnings[3]	5 302	6 505	5 967
Adjusted funds from operations[3]	10 515	11 842	10 725
Free funds flow[3]	6 646	7 502	6 629

(1) In 2023, a non-cash gain of $1.125 billion as a result of the acquisition of the remaining working interest in Fort Hills, via the purchase of TotalEnergies Canada.

(2) In 2023, derecognition charges of $253 million on the company's development properties.

(3) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



	6 505	805	(2 679)	734	(282)	68	151	5 302
	2024	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	2025

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

The Oil Sands segment had adjusted operating earnings of $5.302 billion in 2025, compared to $6.505 billion in 2024. The decrease was primarily due to lower crude oil price realizations as a result of lower benchmark pricing, net of decreased royalties, partially offset by increased sales volumes net of the associated increase in operating and transportation expenses.

Oil Sands earnings before income taxes were $5.277 billion in 2025, compared to $6.607 billion in 2024. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2025 were impacted by an unrealized loss on risk management activities, compared to a gain in 2024.

Adjusted funds from operations for the Oil Sands segment were $10.515 billion in 2025, compared to $11.842 billion in 2024, and were influenced by the same factors that impacted adjusted operating earnings, excluding DD&A expenses.

Production Volumes[1]

Year ended December 31 (mbbls/d)	2025	2024	2023
Total Oil Sands bitumen production	937.5	907.0	819.8
Upgraded – net SCO and diesel			
Oil Sands operations[1][2]	343.7	345.8	314.9
Syncrude[1][2]	204.8	198.4	190.9
Inter-asset transfers and consumption[3][4]	(29.4)	(28.1)	(18.8)
Upgraded – net SCO and diesel production	519.1	516.1	487.0
Non-upgraded bitumen			
Oil Sands operations	160.9	141.8	123.4
Fort Hills	175.4	168.0	106.4
Syncrude	2.3	1.1	1.7
Inter-asset transfers[5]	(58.3)	(53.2)	(28.9)
Non-upgraded bitumen production	280.3	257.7	202.6
Oil Sands production volumes to market			
Upgraded – net SCO and diesel	519.1	516.1	487.0
Non-upgraded bitumen	280.3	257.7	202.6
Total Oil Sands production volumes	799.4	773.8	689.6

(1)   Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput.

(2)   Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(3)   Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In 2025, Oil Sands operations production volumes included 16,000 bbls/d of internally consumed products, of which 8,300 bbls/d was consumed at Oil Sands operations, 6,500 bbls/d was consumed at Fort Hills and 1,200 bbls/d was consumed at Syncrude. Syncrude production volumes included 3,700 bbls/d of internally consumed products.

(4)   In 2025, upgraded inter-asset transfers consist of 9,700 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.

(5)   In 2025, non-upgraded inter-asset transfers consist of 46,500 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, 9,500 bbls/d of bitumen that was transferred from Firebag to Syncrude and 2,300 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations.

Total Oil Sands bitumen production increased to a record 937,500 bbls/d in 2025 compared to 907,000 bbls/d in 2024, primarily due to strong mining performance, including record production at Fort Hills, which achieved 90% of nameplate capacity in 2025 delivering on the three-year mine improvement plan, and record production at Firebag.

The company's net SCO production increased to a record 519,100 bbls/d in 2025, compared to 516,100 bbls/d in 2024 and included record upgrader utilization at Syncrude of 100%, compared to 97% in the prior year, and second highest ever utilization at Oil Sands Base of 98%, compared to 99% in the prior year. The increase in net SCO production was primarily due to fewer maintenance activities in 2025 and continued strong upgrader reliability.

Non-upgraded bitumen production increased to 280,300 bbls/d in 2025, compared to 257,700 bbls/d in 2024. The increase was primarily due to record bitumen production in 2025, partially offset by higher upgrader availability in the current year compared to the prior year.

Sales Volumes

Year ended December 31 (mbbls/d)	2025	2024	2023
Upgraded – net SCO and diesel	520.4	513.2	486.6
Non-upgraded bitumen	278.6	260.8	199.4
Total	799.0	774.0	686.0

SCO and diesel sales volumes increased to 520,400 bbls/d in 2025, compared to 513,200 bbls/d in 2024, primarily due to the increase in production.

Non-upgraded bitumen sales volumes increased to 278,600 bbls/d in 2025, from 260,800 bbls/d in 2024, primarily due to the increase in production, partially offset by a build of inventory in 2025 compared to a draw in 2024.

Price Realizations[1]

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2025	2024	2023
Upgraded – net SCO and diesel	87.79	97.91	99.40
Non-upgraded bitumen	62.02	72.65	67.97
Weighted average	78.80	89.41	90.27
Weighted average crude, relative to WTI	(11.67)	(14.28)	(14.44)

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Oil Sands price realizations decreased in 2025 compared to 2024, primarily due to weaker crude oil benchmark prices, partially offset by narrower heavy crude oil and SYN-WTI differentials.

Royalties

Royalties for the Oil Sands segment decreased in 2025 compared to 2024, primarily due to lower bitumen pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in 2025 compared to 2024, primarily due to higher commodity input costs, increased mining activities and higher sales volumes. See the Cash Operating Costs section below for additional details regarding cash operating costs and a breakdown of non-production costs by asset.

Transportation expenses increased in 2025 compared to 2024, primarily due to increased sales volumes, which included increased exports to the U.S. Gulf Coast.

In 2025, DD&A expenses were lower than 2024, primarily due to decreased depreciation related to the company's asset retirement obligation asset, partially offset by commissioning of new assets and new leases entered into during 2025.

Financing expense and other, which includes other income, decreased in 2025 compared to 2024, primarily due to an increase in other income and decreased accretion expense resulting from asset retirement obligations.

Cash Operating Costs

Year ended December 31	2025	2024	2023
Oil Sands OS&G[1]	**9 625**	9 428	9 329
Oil Sands operations cash operating costs reconciliation			
Oil Sands operations OS&G	**4 929**	4 797	5 174
Non-production costs[3]	**302**	246	(35)
Excess power capacity and other[4]	**(339)**	(245)	(388)
Oil Sands operations cash operating costs[2] ($ millions)	**4 892**	4 798	4 751
Oil Sands operations production volumes (mbbls/d)	**504.6**	487.6	438.3
Oil Sands operations cash operating costs[2] ($/bbl)	**26.55**	26.90	29.70
Fort Hills cash operating costs reconciliation			
Fort Hills OS&G	**2 505**	2 315	1 607
Non-production costs[3]	**(360)**	(267)	(220)
Excess power capacity[4]	**(25)**	(32)	(52)
Fort Hills cash operating costs[2] ($ millions)	**2 120**	2 016	1 335
Fort Hills production volumes (mbbls/d)	**175.4**	168.0	106.4
Fort Hills cash operating costs[2] ($/bbl)	**33.10**	32.80	34.40
Syncrude cash operating costs reconciliation			
Syncrude OS&G	**2 601**	2 604	2 837
Non-production costs[3]	**(43)**	(22)	(202)
Excess power capacity[4]	**(12)**	(17)	(24)
Syncrude cash operating costs[2] ($ millions)	**2 546**	2 565	2 611
Syncrude production volumes (mbbls/d)	**207.1**	199.5	192.6
Syncrude cash operating costs[2] ($/bbl)	**33.70**	35.15	37.15

(1)   Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In 2025, Oil Sands OS&G included ($410) million of inventory changes and internal transfers. In 2024, Oil Sands OS&G included ($288) million of inventory changes and internal transfers. In 2023, Oil Sands OS&G included ($289) million of inventory changes and internal transfers.

(2)   Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A

(3)   Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)   Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel[1] decreased to $26.55 in 2025 compared to $26.90 in 2024, primarily due to increased production volumes and increased power sales volumes, partially offset by higher natural gas volumes related to increased consumption at the new co-generation facility, higher natural gas prices and a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base.

Fort Hills cash operating costs per barrel[1] increased to $33.10 in 2025 compared to $32.80 in 2024, primarily due to increased mining activities and higher commodity input costs, partially offset by increased production volumes.

Syncrude cash operating costs per barrel[1] decreased to $33.70 in 2025 compared to $35.15 in 2024, primarily due to increased production volumes and a lower proportion of Oil Sands Base sour SCO and Firebag bitumen being directed to upgrading at Syncrude, partially offset by increased maintenance costs and higher commodity input costs.

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Planned Maintenance

The anticipated impact of these maintenance activities has been reflected in the company's 2026 guidance.

- Planned maintenance at Firebag is commencing in the first quarter. A planned turnaround is scheduled in the second quarter with completion expected in the third quarter.

- Planned maintenance at the Oil Sands Base Plant is commencing in the first quarter. Planned maintenance is also scheduled in the second quarter with completion expected in the third quarter, with an additional event scheduled in the fourth quarter.

- Planned maintenance at the Oil Sands Base Mine is commencing in the first quarter, with completion expected in the second quarter. Additional planned maintenance is scheduled in the fourth quarter.

- Planned maintenance at the Syncrude Plant is commencing in the first quarter, with completion expected in the second quarter.

- Planned maintenance at the Syncrude Mine is commencing in the first quarter and the second quarter.

- Planned maintenance at Fort Hills is scheduled in the second quarter.

- Planned maintenance at MacKay River is scheduled in the third quarter.

Exploration and Production

Strategy and Investment Updates

- Suncor will continue investment in development drilling and other activities expected to extend the productive life of the existing fields at Hebron and Hibernia in 2026.

- Production at White Rose returned to normal operations in 2025 and investment will continue in the West White Rose Extension Project, with production expected to commence in 2026.

Financial Highlights

Year ended December 31 ($ millions)	2025	2024	2023
Operating revenues[1]	2 509	2 798	2 689
Less: Royalties[1]	(558)	(547)	(491)
Operating revenues, net of royalties	1 951	2 251	2 198
Earnings before income taxes	526	867	1 691
Adjusted for:			
Gain on significant disposals[2]	—	—	(607)
Adjusted operating earnings[3]	526	867	1 084
Adjusted funds from operations[3]	1 195	1 610	1 612
Free funds flow[3]	398	703	944

(1) Production from the company's Libya operations has been presented on an economic basis. In the Financial Statements, revenue and royalties from the company's Libya operations are presented on a working-interest basis, which is required for presentation purposes. See the E&P price realizations table in the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) In 2023, a gain of $607 million on the sale of the company's U.K. E&P portfolio.

(3) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)[1]



867	138	(371)	(62)	(24)	8	(30)	**526**
2024	Sales Volumes and Mix	Price, Margin and Other Revenue	Royalties	Operating and Transportation Expense	DD&A and Exploration Expense	Financing Expense and Other	**2025**

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Adjusted operating earnings were $526 million for E&P in 2025, compared to $867 million in 2024, with the decrease primarily due to lower price realizations, as a result of lower benchmark pricing, and increased royalties, partially offset by increased sales volumes.

Earnings before income taxes for E&P were $526 million in 2025, compared to $867 million in 2024.

Adjusted funds from operations were $1.195 billion in 2025, compared to $1.610 billion in 2024, and were influenced by the same factors that impacted adjusted operating earnings.

Volumes

Year ended December 31	**2025**	2024	2023
E&P Canada (mbbls/d)	**57.5**	49.7	44.4
E&P International (mbbls/d)	**3.3**	4.1	11.7
Total production (mbbls/d)	**60.8**	53.8	56.1
Total sales volumes (mbbls/d)	**59.8**	56.2	52.9

E&P production volumes averaged 60,800 bbls/d in 2025, compared to 53,800 bbls/d the prior year, with the increase primarily due to higher production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025. Production was comparable between 2025 and 2024 at Terra Nova, which returned to normal operations following the completion of its asset life extension project.

E&P sales volumes averaged 59,800 bbls/d in 2025, compared to 56,200 bbls/d in the prior year, with the increase primarily due to the increase in production volumes.

Price Realizations[1]

Year ended December 31 Net of transportation costs, but before royalties	**2025**	2024	2023
E&P Canada ($/bbl)	**92.70**	107.38	107.62
E&P International[2] ($/bbl)	**—**	—	109.00

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2)   E&P International price realizations exclude Libya for all periods presented.

E&P price realizations decreased in 2025 compared to 2024, reflecting the decrease in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, were higher in 2025 than the prior year primarily due to higher royalty rates and increased sales volumes.

Expenses and Other Factors

Operating and transportation expenses for 2025 increased slightly compared to the prior year, primarily due to increased sales volumes.

DD&A and exploration expenses for 2025 were comparable to the prior year.

Planned Maintenance of Operated Assets

There are no planned maintenance activities scheduled for Suncor's operated E&P assets in 2026.

Refining and Marketing

Strategy and Investment Updates

- 2025 refinery utilization rates averaged over 100%, demonstrating Suncor's ability to add low-cost incremental throughput capacity at its refineries, and the company anticipates continuing with this strategy in 2026.

- Suncor has increased reliability and extended future turnaround intervals by improving maintenance and turnaround practices. Interval extensions translate into lower costs, higher utilization rates and more production between turnarounds and Suncor intends to replicate this successful initiative by implementing interval extensions at additional assets in 2026.

- Suncor plans to further grow market share of its branded retail and wholesale network in 2026 by leveraging strategic partnerships and the value of its premium Petro-Canada[TM] brand. This includes rebranding partner sites and enhancing select company-owned locations to drive higher-value sales.

Financial Highlights

Year ended December 31 ($ millions)	2025	2024	2023
Operating revenues	30 671	31 341	31 068
Earnings before income taxes	2 822	2 596	3 383
Adjusted for:			
Unrealized (gain) loss on risk management activities	(5)	4	(16)
Write-down of equity investment[1]	41	—	—
Adjusted operating earnings[2]	2 858	2 600	3 367
Adjusted funds from operations[2]	3 907	3 538	4 268
Free funds flow[2]	2 759	2 348	3 266

(1) In 2025, Suncor recorded a write-down of an equity investment of $41 million.

(2) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)[1]



2 600	193	456	(245)	(62)	(84)	2 858
2024	Refinery Production	Refining and Marketing Margin	FIFO Inventory Valuation and Commodity Risk Management	Operating and Transportation Expense and DD&A	Financing Expense and Other	2025

(1) For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

R&M adjusted operating earnings were $2.858 billion in 2025, compared with $2.600 billion in 2024. The increase in adjusted operating earnings was primarily due to higher benchmark crack spreads and increased refinery production volumes, partially offset by a larger FIFO inventory valuation loss in 2025 compared to 2024 as benchmark crude prices weakened in the fourth quarter of 2025.

R&M earnings before income taxes in 2025 were $2.822 billion compared to $2.596 billion in 2024. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2025 were impacted by an unrealized gain on risk management activities, compared to a loss in 2024. Earnings before income taxes in 2025 were also impacted by a write-down of an equity investment of $41 million.

R&M achieved annual adjusted funds from operations of $3.907 billion in 2025, compared to $3.538 billion in 2024, with the increase primarily due to the same factors that impacted adjusted operating earnings, excluding DD&A expenses.

Volumes

Year ended December 31	2025	2024	2023
Crude oil processed (mbbls/d)			
Eastern North America	238.5	213.6	212.4
Western North America	241.8	251.4	208.3
Total	480.3	465.0	420.7
Refinery utilization[1] (%)			
Eastern North America	107	96	96
Western North America	99	103	85
Average	103	100	90
Refined product sales (mbbls/d)			
Gasoline	262.5	253.3	228.0
Distillate	273.8	261.9	243.9
Other	87.0	85.2	81.2
Total	623.3	600.4	553.1
Refinery production[2] (mbbls)	185 497	180 356	163 895
Refining and marketing gross margin – First-in, first-out (FIFO)[3] ($/bbl)	37.60	36.40	45.00
Refining and marketing gross margin – Last-in, first-out (LIFO)[3] ($/bbl)	39.50	37.00	47.00
Refining operating expense[3] ($/bbl)	6.50	6.60	7.45

(1)   Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)   Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Refinery crude throughput was a record 480,300 bbls/d and refinery utilization averaged 103% in 2025, compared to refinery crude throughput of 465,000 bbls/d and refinery utilization of 100% in 2024. The increase was primarily due to incremental capacity additions and strong, reliable operating performance in 2025.

Total refined product sales were a record 623,300 bbls/d in 2025, compared to 600,400 bbls/d in 2024, with the increase primarily due to higher refinery production and continued investment in retail growth and strategic partnerships.

Refining and Marketing Gross Margins[1]

Refining and marketing gross margins were influenced by the following:

- On a LIFO[2] basis, Suncor's refining and marketing gross margin increased to $39.50/bbl in 2025 from $37.00/bbl in 2024. The increase was primarily due to higher benchmark crack spreads compared to the prior year and higher location differentials associated with the company's regional markets. On a LIFO basis, Suncor's refining and marketing margin capture[1] was 96% of Suncor's 5-2-2-1 index in 2025, compared to 96% in 2024.

- On a FIFO basis, Suncor's refining and marketing gross margin increased to $37.60/bbl in 2025, from $36.40/bbl in 2024 due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In 2025, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO[2] method, resulted in a loss of $352 million. In 2024, the FIFO method resulted in a loss of $107 million, for an overall unfavourable year-over-year impact of $245 million.

Expenses and Other Factors

R&M operating expenses, decreased in 2025 compared to the prior year due to lower maintenance costs, partially offset by higher commodity input costs.

DD&A expenses increased in 2025 compared to the prior year, primarily due to the commissioning of assets and new leases entered into in 2025.

R&M transportation expenses in 2025 were comparable to the prior year period.

Refining operating expense per barrel[1] of $6.50 in 2025 was comparable to $6.60 in the prior year, as increased production and decreased maintenance costs offset higher commodity input costs.

Planned Maintenance

The anticipated impact of these maintenance activities has been reflected in the company's 2026 guidance.

- Planned maintenance at the Commerce City refinery commencing in the first quarter, with completion expected in the second quarter.

- Planned maintenance at the Sarnia refinery in the second quarter.

- Planned maintenance at the Montreal refinery in the third quarter.

- Planned maintenance at the Edmonton refinery in the third quarter.

Corporate and Eliminations

Strategy and Investment Updates

- The company remains committed to its capital allocation framework, managing its balance sheet at current debt levels and returning 100% of excess funds to shareholders.

- The company remains focused on continuing to execute organizational efficiency improvements and generating structural cost savings.

---

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)   The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Financial Highlights

Year ended December 31 ($ millions)	2025	2024	2023
Loss before income taxes	**(677)**	(1 883)	(1 296)
Adjusted for:			
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	**(403)**	714	(184)
Write-down of equity investment[1]	**29**	212	158
Loss on early repayment of long-term debt[2]	**—**	144	—
Restructuring charge[3]	**—**	—	275
Gain on significant disposal[4]	**—**	—	(302)
Adjusted operating loss[5]	**(1 051)**	(813)	(1 349)
Corporate and Renewables	**(1 236)**	*(695)*	*(1 405)*
Eliminations – Intersegment profit realized (eliminated)	**185**	*(118)*	*56*
Adjusted funds used in operations[5]	**(894)**	(679)	(1 546)
Free funds deficit[5]	**(936)**	(725)	(1 608)

(1)   Net write-down of equity investments of $29 million in 2025, $212 million in 2024 and $158 million in 2023.

(2)   In 2024, a loss on extinguishment of long-term debt of $144 million as a result of the early repayment of certain series of the company's outstanding notes.

(3)   In 2023, a restructuring charge of $275 million in OS&G expenses related to the company's workforce reductions.

(4)   In 2023, a gain of $302 million on the sale of the company's wind and solar assets.

(5)   Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Corporate

The adjusted operating loss for Corporate was $1.236 billion in 2025, compared to $695 million in 2024. The increase in adjusted operating loss was primarily due to an operational foreign exchange loss in 2025, compared to a gain in 2024, partially offset by a decrease in share-based compensation expense in 2025.

Eliminations – Intersegment Profit

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2025, the company realized $185 million of intersegment profit, compared to a deferral of profit of $118 million in the prior year. The realization of profit in 2025 was primarily driven by a weakening in crude benchmark pricing compared to the prior year.

Adjusted funds used in operations for the Corporate and Eliminations segment were $894 million in 2025, compared to $679 million in 2024, and were influenced by the same factors that impacted adjusted operating loss, excluding the impact of the non-cash component of share-based compensation expense.

5. Income Tax

Year ended December 31 ($ millions)	**2025**	2024	2023
Current income tax expense	**1 940**	2 465	1 734
Deferred income tax expense (recovery)	**90**	(294)	560
Income tax expense included in net earnings	**2 030**	2 171	2 294
Less: Income tax expense (recovery) on adjusted operating earnings adjustments	**16**	(104)	(98)
Income tax expense included in adjusted operating earnings	**2 014**	2 275	2 392
Effective tax rate	**25.5%**	26.5%	21.7%

The provision for income taxes in 2025 decreased to $2.030 billion, compared to $2.171 billion in 2024, primarily due to lower taxable earnings. In 2025, the company's effective tax rate on net earnings decreased compared to 2024, primarily due to the impact of non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt and other permanent items impacting total tax expense in the current year.

6. Fourth Quarter 2025 Analysis

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2025	2024
Earnings (loss) before income taxes		
Oil Sands	1 120	1 625
Exploration and Production	61	125
Refining and Marketing	895	410
Corporate and Eliminations	(69)	(1 070)
Income tax expense	(531)	(272)
Net earnings	1 476	818
Adjusted operating earnings (loss)[1]		
Oil Sands	1 129	1 609
Exploration and Production	61	125
Refining and Marketing	893	410
Corporate and Eliminations	(249)	(200)
Income tax expense included in adjusted operating earnings	(509)	(378)
Total	1 325	1 566
Adjusted funds from (used in) operations[1]		
Oil Sands	2 406	3 126
Exploration and Production	214	274
Refining and Marketing	1 174	638
Corporate and Eliminations	(108)	(131)
Current income tax expense	(468)	(414)
Total adjusted funds from operations	3 218	3 493
Changes in non-cash working capital	703	1 590
Cash flow provided by operating activities	3 921	5 083
Free funds flow[1]	1 699	1 923
Upstream production volumes		
Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	557.0	543.6
Oil Sands – Non-upgraded bitumen (mbbls/d)	288.4	273.9
Total Oil Sands production volumes (mbbls/d)	845.4	817.5
Exploration and Production (mbbls/d)	63.6	57.5
Total upstream production (mbbls/d)	909.0	875.0
Downstream volumes		
Refinery crude oil processed (mbbls/d)	504.2	486.2
Refinery utilization (%)	108	104
Refined product sales	640.4	613.3

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2025 were $1.476 billion, compared to $818 million in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods include:

- An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $114 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2025, compared to a loss of $514 million in the fourth quarter of 2024.

- An unrealized loss on risk management activities of $7 million recorded in other income in the fourth quarter of 2025, compared to an unrealized gain of $16 million in the fourth quarter of 2024.

- During the fourth quarter of 2025, the company reversed a provision related to an equity investment of $66 million in the Corporate and Eliminations segment, compared to a write-down of an equity investment of $212 million in the Corporate and Eliminations segment in the fourth quarter of 2024.

- During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.

- An income tax expense related to the items noted above of $22 million in the fourth quarter of 2025, compared to a recovery of $106 million in the fourth quarter of 2024.

Adjusted Operating Earnings

Suncor's adjusted operating earnings were $1.325 billion ($1.10 per common share) in the fourth quarter of 2025, compared to $1.566 billion ($1.25 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations net of decreased royalties, and a foreign exchange loss on working capital items compared to a gain in the prior year quarter, partially offset by increased refinery margins and increased upstream production, downstream throughput and sales volumes.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $3.218 billion ($2.68 per common share) in the fourth quarter of 2025, compared to $3.493 billion ($2.78 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.921 billion ($3.27 per common share) in the fourth quarter of 2025, compared to $5.083 billion ($4.05 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller source of cash associated with the company's working capital balances in the fourth quarter of 2025, compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in the fourth quarter of 2025 was primarily due to an increase in accounts payable and accrued liabilities and the timing of tax instalment payments.

Segmented Analysis

Oil Sands

Oil Sands segment adjusted operating earnings were $1.129 billion in the fourth quarter of 2025, compared to $1.609 billion in the prior year quarter, with the decrease primarily due to lower crude oil price realizations as a result of lower benchmark pricing, net of decreased royalties, partially offset by increased sales volumes.

Total Oil Sands bitumen production increased to a quarterly record of 992,700 bbls/d, compared to 951,500 bbls/d in the prior year quarter, primarily due to strong mining performance, and included record fourth quarter production at Fort Hills.

The company's net SCO production increased to a quarterly record of 557,000 bbls/d, compared to 543,600 bbls/d in the prior year quarter. The increase in net SCO production was primarily due to higher upgrader availability in the current period related to decreased planned maintenance activities in the current quarter and continued strong upgrader reliability.

Non-upgraded bitumen production increased to 288,400 bbls/d in the fourth quarter of 2025, compared to 273,900 bbls/d in the prior year quarter, primarily due to record bitumen production, partially offset by increased upgrader availability.

Exploration and Production

Adjusted operating earnings for the E&P segment in the fourth quarter of 2025 were $61 million, compared to $125 million in the prior year quarter, with the decrease primarily due to lower price realizations as a result of lower benchmark pricing, net of decreased royalties, partially offset by increased sales volumes.

E&P production increased to 63,600 bbls/d in the fourth quarter of 2025 compared to 57,500 bbls/d in the prior year quarter, and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.

Total E&P sales volumes increased to 51,500 bbls/d in the fourth quarter of 2025, compared to 44,800 bbls/d in the prior year quarter, primarily due to the timing of cargo sales in E&P Canada.

Refining and Marketing

R&M adjusted operating earnings in the fourth quarter of 2025 increased to $893 million, compared to $410 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to higher benchmark crack spreads and increased refinery production, partially offset by an increased first-in, first-out (FIFO) inventory valuation loss in the fourth quarter of 2025 compared to the prior year quarter.

Refining throughput increased to a quarterly record of 504,200 bbls/d with refinery utilization of 108%, compared to 486,200 bbls/d and 104%, respectively in the prior year quarter. The increase was primarily due to continued strong operating performance through the current quarter, which saw all four refineries exceed 100% utilization.

Refined product sales increased to a fourth quarter record of 640,400 bbls/d, compared to 613,300 bbls/d in the prior year quarter, primarily due to higher refinery production and continued investment in retail growth, as well as leveraging strategic partnerships.

Corporate and Eliminations

Corporate incurred an adjusted operating loss of $307 million in the fourth quarter of 2025, compared to an adjusted operating loss of $92 million in the prior year quarter. The increased loss was primarily attributable to an operational foreign exchange loss in the current quarter compared to a gain in the prior year quarter, partially offset by a decrease in share-based compensation expense in the current quarter compared to the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the fourth quarter of 2025, the company realized $58 million of intersegment profit compared to a deferral of $108 million in the prior year quarter. The realization of intersegment profit in the fourth quarter of 2025 was primarily driven by lower refinery feedstock costs in the quarter.

7. Quarterly Financial Data

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2025	Sept 30 2025	June 30 2025	Mar 31 2025	Dec 31 2024	Sept 30 2024	June 30 2024	Mar 31 2024
Total production (mbbls/d)								
Oil Sands	**845.4**	**812.2**	**748.4**	**790.9**	817.5	776.0	716.0	785.0
Exploration and Production	**63.6**	**57.8**	**59.7**	**62.3**	57.5	52.6	54.6	50.3
Total upstream production	**909.0**	**870.0**	**808.1**	**853.2**	875.0	828.6	770.6	835.3
Revenues and other income								
Operating revenues, net of royalties	**12 042**	**12 552**	**11 991**	**12 323**	12 531	12 888	12 889	12 381
Other income (loss)	**254**	**115**	**(97)**	**130**	(28)	174	151	148
	12 296	**12 667**	**11 894**	**12 453**	12 503	13 062	13 040	12 529
Net earnings	**1 476**	**1 619**	**1 134**	**1 689**	818	2 020	1 568	1 610
Per common share – basic (dollars)	**1.23**	**1.34**	**0.93**	**1.36**	0.65	1.59	1.22	1.25
Adjusted operating earnings[1]	**1 325**	**1 794**	**873**	**1 629**	1 566	1 875	1 626	1 817
Per common share[1][2] (dollars)	**1.10**	**1.48**	**0.71**	**1.31**	1.25	1.48	1.27	1.41
Adjusted funds from operations[1]	**3 218**	**3 831**	**2 689**	**3 045**	3 493	3 787	3 397	3 169
Per common share[1][2] (dollars)	**2.68**	**3.16**	**2.20**	**2.46**	2.78	2.98	2.65	2.46
Cash flow provided by operating activities	**3 921**	**3 785**	**2 919**	**2 156**	5 083	4 261	3 829	2 787
Per common share[2] (dollars)	**3.27**	**3.13**	**2.38**	**1.74**	4.05	3.36	2.98	2.16
Free funds flow[1]	**1 699**	**2 347**	**981**	**1 900**	1 923	2 232	1 350	1 858
Per common share[1][2] (dollars)	**1.42**	**1.94**	**0.80**	**1.53**	1.53	1.76	1.05	1.44
Return on Capital Employed (ROCE)[1][3] (%) for the twelve months ended	**11.3**	**11.0**	**11.1**	**12.8**	13.0	15.6	15.6	15.7
Net debt[1][4]	**6 337**	**7 147**	**7 673**	**7 559**	6 861	7 968	9 054	9 552
Common share information (dollars)								
Dividend per common share[2]	**0.60**	**0.57**	**0.57**	**0.57**	0.57	0.55	0.55	0.55
Share price at the end of trading								
Toronto Stock Exchange (Cdn$)	**60.92**	**58.24**	**51.01**	**55.72**	51.31	49.92	52.15	49.99
New York Stock Exchange (US$)	**44.36**	**41.81**	**37.45**	**38.72**	35.68	36.92	38.10	36.91

(1) Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Advisories Non-GAAP and Other Financial Measures section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow and ROCE are defined in the Advisories-Non-GAAP and Other Financial Measures section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Management's Discussion & Analysis for such quarter or year end (Applicable MD&A), which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2) Presented on a basic per share basis.

(3) Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4) Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2025	Sept 30 2025	June 30 2025	Mar 31 2025	Dec 31 2024	Sept 30 2024	June 30 2024	Mar 31 2024
WTI crude oil at Cushing	US$/bbl	59.15	64.95	63.70	71.40	70.30	75.15	80.55	76.95
Dated Brent crude	US$/bbl	63.70	69.10	67.80	75.70	74.70	80.25	84.90	83.25
Dated Brent/Maya FOB price differential	US$/bbl	9.70	8.80	10.10	11.10	11.85	13.90	12.05	14.10
MSW at Edmonton	Cdn$/bbl	76.55	86.40	84.25	95.30	94.95	98.00	105.25	92.20
WCS at Hardisty	US$/bbl	47.95	54.55	53.50	58.75	57.75	61.65	67.00	57.60
WCS-WTI light/heavy differential	US$/bbl	(11.20)	(10.40)	(10.20)	(12.65)	(12.55)	(13.50)	(13.55)	(19.35)
SYN-WTI (differential) premium	US$/bbl	(1.30)	1.35	1.00	(2.35)	0.85	1.30	2.80	(7.40)
Condensate at Edmonton	US$/bbl	57.00	63.10	63.50	69.90	70.65	71.30	77.15	72.80
Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	0.60	1.65	2.05	1.45	0.65	1.10	2.20
Alberta Power Pool Price	Cdn$/MWh	43.00	51.30	40.50	39.80	51.50	55.35	45.15	99.30
New York Harbor 2-1-1 crack[1]	US$/bbl	29.90	29.95	25.90	21.05	18.80	21.05	24.75	27.05
Chicago 2-1-1 crack[1]	US$/bbl	21.50	26.40	22.05	14.65	13.85	19.35	18.85	19.80
Portland 2-1-1 crack[1]	US$/bbl	31.75	42.05	38.20	22.30	20.95	20.35	29.30	26.85
Gulf Coast 2-1-1 crack[1]	US$/bbl	27.15	27.10	23.20	20.85	17.00	18.90	22.10	27.95
U.S. Renewable Volume Obligation	US$/bbl	6.10	6.40	6.15	4.75	4.05	3.90	3.40	3.70
Suncor custom 5-2-2-1 index[2]	US$/bbl	32.00	31.20	27.85	26.80	24.25	26.05	26.70	35.95
Exchange rate (average)	US$/Cdn$	0.72	0.73	0.72	0.70	0.71	0.73	0.73	0.74
Exchange rate (end of period)	US$/Cdn$	0.72	0.72	0.73	0.69	0.69	0.74	0.73	0.74

(1)   2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)   Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company's realized refining and marketing gross margin.

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly revenue, net earnings and adjusted funds from operations are driven primarily by production volumes, which can be impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads and foreign exchange rates. Trends in Suncor's quarterly net earnings and adjusted funds from operations are also affected by other significant events impacting operations, such as operational incidents.

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant adjustments:

- During the fourth quarter of 2025, the company reversed a provision related to an equity investment of $66 million in the Corporate and Eliminations segment.

- During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million in the Corporate and Eliminations segment and $41 million in the R&M segment.

- During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.

- During the fourth quarter of 2024, Suncor recorded a write-down of an equity investment of $212 million in the Corporate and Eliminations segment.

8. Capital Investment Update

Capital Expenditures by Type, Excluding Capitalized Interest

($ millions)	Asset Sustainment and Maintenance[1]	Economic Investment[2]	Total	Total
	Year ended			
	December 31, 2025			**December 31, 2024**
Oil Sands				
Oil Sands Base	**919**	**444**	**1 363**	*1 852*
In Situ	**200**	**373**	**573**	*498*
Fort Hills	**296**	**456**	**752**	*760*
Syncrude	**820**	**237**	**1 057**	*962*
E&P	**—**	**723**	**723**	862
R&M	**887**	**261**	**1 148**	1 186
Corporate and Eliminations	**40**	**2**	**42**	46
	3 162	**2 496**	**5 658**	6 166
Capitalized interest on debt			**198**	317
Total capital expenditures			**5 856**	6 483

(1)   Asset sustainment and maintenance capital expenditures include capital investments that are intended to deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.

(2)   Economic investment capital expenditures include capital investments that are expected to result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

Capital activity in 2025:

During 2025, the company incurred $5.658 billion of capital expenditures, excluding capitalized interest, compared to $6.166 billion in the prior year. Suncor capitalized $198 million of its borrowing costs in 2025 as part of the cost of major development assets and construction projects in progress, compared to $317 million in the prior year.

Economic investment capital expenditures in 2025 were primarily related to:

• The completion of the Upgrader 1 coke drum replacement project at Oil Sands Base.

• The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production and initiatives to add incremental capacity at In Situ.

• Mine equipment purchases and commencing the second opening at the Fort Hills North Pit mine.

• The completion of the Mildred Lake Mine Extension West project and the progression of the Mildred Lake Mine Extension East project, as well as preparation for autonomous haul system conversion at Syncrude.

• Progressing the West White Rose project within the E&P segment.

• Enhancing the R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites and rebranding partner sites.

Asset sustainment and maintenance capital expenditures in 2025 were primarily related to:

• Planned turnaround and maintenance activity, mine and tailings development to support ongoing operations, and other maintenance projects within the Oil Sands segment.

• Planned turnaround and maintenance activity and sustainment of refinery, retail and logistics assets within the R&M segment.

Planned activity in 2026:

Planned economic investment capital expenditures in 2026 primarily relate to:

- The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production and initiatives to add incremental capacity at In Situ.

- Mine equipment purchases and advancing the second opening at the Fort Hills North Pit mine.

- Progressing the Mildred Lake Mine Extension East project and the implementation of autonomous haul system conversion at Syncrude.

- Completing the West White Rose project within the E&P segment.

- Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites and rebranding partner sites.

Planned asset sustainment and maintenance capital expenditures in 2026 primarily relate to:

- Planned turnaround and maintenance activity, mine and tailings development to support ongoing operations, and other maintenance projects within the Oil Sands segment.

- Planned maintenance and sustainment of refinery, retail and logistics assets within the R&M segment.

9. Financial Condition and Liquidity

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2025	2024	2023
Cash flow provided by (used in)			
Operating activities	**12 781**	15 960	12 344
Investing activities	**(6 022)**	(6 472)	(6 511)
Financing activities	**(6 468)**	(7 882)	(5 990)
Foreign exchange (gain) loss on cash and cash equivalents	**(125)**	149	(94)
Increase (decrease) in cash and cash equivalents	**166**	1 755	(251)
Cash and cash equivalents, end of year	**3 650**	3 484	1 729
ROCE[1][2][3] (%)	**11.3**	13.0	16.3
Net debt to adjusted funds from operations[1][4] (times)	**0.5**	0.5	0.7
Total debt to total debt plus shareholders' equity[1][4] (%)	**18.1**	18.9	21.1
Net debt to net debt plus shareholders' equity[1][4] (%)	**12.3**	13.4	18.5

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) For the twelve months ended December 31, 2025, the twelve months ended December 31, 2024, and the twelve months ended December 31, 2023 there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada.

(3) Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4) Beginning in 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Cash Flow Provided by Operating Activities

Cash flow provided by operating activities was $12.781 billion in 2025, compared to $15.960 billion in 2024. The decrease was primarily due to lower upstream price realizations net of decreased royalties, in line with the decrease in benchmark crude oil pricing, a foreign exchange loss on working capital items compared to a gain in the prior year and increased operating and transportation expenses, partially offset by increased upstream and downstream production and sales volumes, and increased downstream refinery margins.

The current period cash flow provided by operating activities was not impacted by a material change in non-cash working capital, as a decrease in accounts payable and accrued liabilities, which includes the timing impact of commodity tax payable, largely offset a decrease in accounts receivable balances and the timing of tax instalment payments. The prior period cash flow provided by operating activities reflects a source of cash in working capital, primarily due to an increase in accounts payable and accrued liabilities, which includes the timing impact of commodity tax payable, a decrease in accounts receivable balances, in line with the decrease in benchmark commodity prices in 2024, and a draw on inventory due to increased sales volumes.

Cash Flow Used in Investing Activities

Cash flow used in investing activities was $6.022 billion in 2025, compared to $6.472 billion in 2024. The decrease was primarily due to decreased capital expenditures in 2025, partially offset by an increase in non-cash investing working capital in 2025 compared to a decrease in 2024.

Cash Flow Used in Financing Activities

Cash flow used in financing activities was $6.468 billion in 2025, compared to $7.882 billion in 2024. The decrease was primarily due to the repayment of long-term debt and a decrease in short-term debt in the prior year, partially offset by an increase in share repurchases and lease principal payments in 2025.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available credit facilities, including commercial paper. Suncor's management believes the company will have the capital resources required to fund its planned 2026 capital spending program of $5.6 billion to $5.8 billion, and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $3.650 billion at December 31, 2025, are short-term investments with weighted average days to maturity of approximately 12 days. In 2025, the company earned approximately $10.5 million of interest income on these investments.

Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2025 was $896 million, compared to $940 million in 2024, with interest expense on debt decreasing as a result of debt repayments made in 2024, offset by an increase in interest on leases.

Available lines of credit at December 31, 2025, decreased to $5.219 billion compared to $5.475 billion as at December 31, 2024. In the fourth quarter of 2025, the company extended the maturity of its syndicated credit facilities from October 2027 and October 2028 to December 2028 and December 2029, respectively.

A summary of total and unutilized credit facilities at December 31, 2025, is as follows:

($ millions)	2025
Fully revolving and expiring in 2029	2 750
Fully revolving and expiring in 2028	2 469
Can be terminated at any time at the option of the lenders	1 070
Total credit facilities	6 289
Credit facilities supporting standby letters of credit	(725)
Total unutilized credit facilities[1]	5 564

(1) Available credit facilities for liquidity purposes were $5.219 billion at December 31, 2025 (December 31, 2024 – $5.475 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders' equity. At December 31, 2025, total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity was 24.3% (December 31, 2024 – 24.8%), a decrease from the prior year primarily due to higher shareholders' equity and a decrease in long-term debt. The company is currently in compliance with all operating covenants as at December 31, 2025.

Change in Debt

($ millions)	2025
Total debt[1] – December 31, 2024	10 345
Decrease in long-term debt	(4)
Decrease in short-term debt	—
Foreign exchange on debt, and other	(354)
Total debt[1] – December 31, 2025	9 987
Less: Cash and cash equivalents – December 31, 2025	3 650
Net debt[1] – December 31, 2025	6 337

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

The company's total debt decreased in the twelve months ended December 31, 2025, primarily due to favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2024.

In the fourth quarter of 2025, the company issued $1.0 billion in aggregate principal of senior unsecured notes, consisting of $500 million principal amount of Series 11 Medium Term Notes due on November 14, 2027, having a coupon of 2.95% and $500 million principal amount of Series 12 Medium Term Notes due on November 14, 2030, having a coupon of 3.55%. Debt issuance costs were $4 million and were netted against the

carrying amount of the debt and amortized using the effective interest method. Net proceeds of approximately $1 billion from the issuance were utilized to repay the 5.60% Series 9 Medium Term Notes, due 2025, with a principal amount of $1 billion.

As at December 31, 2025, Suncor's net debt was $6.337 billion, compared to $6.861 billion at December 31, 2024. The change in net debt was primarily due to the factors discussed above, and an increase in cash and cash equivalents.

For the year ended December 31, 2025, the company's net debt to adjusted funds from operations measure was 0.5 times.

Credit Ratings

The company's credit ratings affect its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

For a description of Suncor's current credit ratings refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2025 AIF.

Common Shares

Outstanding Shares

(thousands)	December 31, 2025
Common shares	**1 193 520**
Common share options – exercisable	**2 577**
Common share options – non-exercisable	**2 177**

As at February 24, 2026, the total number of common shares outstanding was 1,186,910,947 and the total number of exercisable and non-exercisable common share options outstanding was 3,579,577. Once vested, each outstanding common share option is exercisable for one common share.

Share Repurchases

(thousands of common shares)	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	54 151
2026 NCIB	March 3, 2026	March 2, 2027	118 700	10	—

The TSX has accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning March 3, 2026, and ending March 2, 2027, Suncor may purchase for cancellation up to 118,700,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 18, 2026.

Between March 3, 2025, and February 24, 2026, pursuant to Suncor's previous NCIB, Suncor repurchased 54,150,911 common shares on the open market, representing the equivalent of 4.4% of its common shares as at February 18, 2025, for $3.075 billion, at a weighted average price of $56.79 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase its common shares will affect its long-term strategy.

At December 31 ($ millions, except as noted)	2025	2024	2023
Share repurchase activities (thousands of common shares)	**55 322**	55 564	51 982
Weighted average repurchase price per share (dollars per share)	**54.68**	52.33	42.96
Share repurchase cost	**3 025**	2 908	2 233

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be resold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period						
($ millions)	2026	2027	2028	2029	2030	Thereafter	Total
Product transportation and storage	1 855	1 658	1 600	1 493	1 346	9 971	**17 923**
Energy services & other long term contracts	393	280	185	172	173	150	**1 353**
Exploration work commitments	—	—	—	—	—	477	**477**
Total commitments	2 248	1 938	1 785	1 665	1 519	10 598	**19 753**
Long term debt[1]	1 500	1 040	806	504	1 087	11 355	**16 292**
Lease obligations[2]	888	721	625	538	400	3 871	**7 043**
Decommissioning and restoration costs[3]	624	658	491	468	497	19 507	**22 245**
Total commitments and obligations	**7 508**	**6 295**	**5 492**	**4 840**	**5 022**	**55 929**	**65 333**

(1) Includes long-term debt and interest payments on long-term debt. Refer to note 20 and note 26 of Suncor's 2025 audited Consolidated Financial Statements.

(2) Includes interest payments on lease liabilities.

(3) Represents the undiscounted and uninflated amount of decommissioning and restoration costs. Refer to note 23 of Suncor's 2025 audited Consolidated Financial Statements.

Transactions with Related Parties

Suncor enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's R&M operations, including pipeline, refined product and petrochemical companies. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 30 of the 2025 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2025, the pre-tax earnings impact of risk management and trading activities was $161 million (2024 – pre-tax earnings of $114 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	2025	2024
Fair value outstanding, beginning of year	**82**	(20)
Changes in fair value recognized in earnings during the year	**161**	114
Cash settlements – received during the year	**(50)**	(12)
Fair value outstanding, end of year	**193**	82

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2025	2024
Accounts receivable	**267**	153
Accounts payable	**(74)**	(71)
	193	82

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 26 of the company's 2025 audited Consolidated Financial Statements.

10. Material Accounting Policies and Critical Accounting Estimates

Suncor's material accounting policies are described in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2025.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. The new standard introduces two new mandatory subtotals and defined categories of income and expenses in the consolidated statements of comprehensive income, along with enhanced requirements for the grouping of information in the consolidated financial statements. Management-defined performance measures will also be required to be disclosed within the notes to the consolidated financial statements.

As a result of the new standards and other amendments, a new operating profit subtotal is required under IFRS 18, to be used as the starting point for determining cash flows provided by operating activities under the indirect method. The new standard and amendments are effective for annual periods beginning on or after January 1, 2027, and will be applied retrospectively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 and other amendments on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments are effective January 1, 2026, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of proved and probable reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2025, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2025, which could differ significantly from future periods.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors, such as significant increases or decreases in forecasted production volumes, commodity prices, capital expenditures and operating costs, and impacts of energy transition.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating costs, including greenhouse gas (GHG) costs and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

For decommissioning and restoration provisions, management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented. Payments to settle the decommissioning and restoration provisions are aligned with the estimated life of the underlying asset, with energy transition considerations discussed below.

Climate Change

Climate change, global energy demand, and the transition to a low-emissions economy were considered in preparing these consolidated financial statements. These factors primarily affect assumptions for commodity prices, asset valuation, reserves estimates, and the timing of reclamation activities. They may also influence future assets and liabilities. Suncor incorporates estimated GHG emissions costs into its operational planning and project evaluations, and these estimates are continuously monitored and updated as required.

Tariffs

The government of the United States of America has continued to either implement or propose tariffs on various Canadian products. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures. To date, the implemented and proposed tariff changes have not had a material impact to the company's input costs. The impact of potential future tariffs on the company's financial results is subject to significant uncertainty, as such the impact cannot be quantified at this time.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post retirement benefits. The cost of defined benefit pension plans and other post retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

11. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision making through consistent identification and assessment of the risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Financial Risk Factors

Commodity Price Exposure

Suncor's financial results are sensitive to prices for crude oil, refined petroleum products and, to a lesser extent, natural gas and electricity prices. These are driven by global and regional supply and demand factors which are beyond the company's control. Prolonged low or volatile prices or transportation/storage constraints could reduce production and refinery utilization rates, impair assets and delay growth projects.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action, geopolitical conflict, decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, the impact of changes to U.S. government economic policy (including the imposition of additional tariffs) and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen) and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, regulatory compliance costs and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, inventory levels, weather and prices for alternative energy sources.

In addition, oil producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil producers. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

All commodity prices discussed above could also be adversely affected by a prolonged period of decreased demand caused by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees.

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash flow, credit facilities and, if needed, accessing capital markets. Access depends on commodity prices, market conditions, and investor sentiment toward the energy industry generally, and the company's securities in particular. Stricter decarbonization policies could limit financing availability or raise costs. Higher debt levels may impair flexibility and credit ratings. Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities, and if Suncor does not comply with such covenants there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including factors not entirely within the company's control. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

Inflation

Persistent inflation can raise structural costs and impact business plans. Governmental action, such as the imposition of higher interest rates, an increase or imposition of tariffs on goods imported from or exported to the U.S., could further increase costs and amplify other risks identified in this Risk Factors section of the MD&A.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper and invests surplus cash in short-term debt instruments and money market instruments, which are off-setting exposures to some degree. Suncor may also be exposed to higher interest rates when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates if derivative instruments are used to manage the debt portfolio.

Exchange Rate Fluctuations

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, that are denominated in U.S. dollars and translated (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar.

Royalties, Taxes and Tariffs

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions and the potential for increased tariffs. Royalties may vary with changes in crude oil and natural gas prices, production, volumes, and capital and operating costs; and amendments to legislation or

production sharing contracts. In addition, regulatory audits of prior year filings may affect the final determination of royalties payable and could result in material impact on the company's royalties expense.

A failure to fully realize anticipated tax benefits, including the expected tax benefit relating to the acquisition of TotalEnergies Canada, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, other taxes and other government-imposed compliance costs could adversely affect the company's cost structure, cash flows and overall financial performance.

In February 2025, the U.S. government announced plans for new tariffs on, among other things, Canadian imports to the United States. In response, the Canadian government indicated it would implement retaliatory tariffs on certain goods imported from the U.S. A portion of the company's crude oil is exported to the U.S. and tariffs could have a negative impact on commodity prices and increase volatility, which could have an adverse effect on the company's business, financial condition, results of operations and cash flows from operations. Additionally, certain goods used by the company in its operations are procured from the U.S. and the tariffs proposed by the Canadian government could increase certain costs of the company, which could have an adverse effect on the company's business, financial condition and cash flows from operations.

The timing and scope of the U.S. and Canadian tariffs remain subject to significant uncertainty and the associated financial impacts cannot be reliably quantified at this time. Suncor continues to monitor proposed tariffs and will assess potential implications as further information becomes available.

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments or other physical positions to create incremental value to Suncor and to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange that could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances that could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares depends on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations that the Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have an impact on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

In some instances, certain insurance may become unavailable or offer limited coverage. Significantly increased costs could lead the company to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

Government and Regulatory Risk Factors

Suncor operates within a complex framework of federal, provincial, territorial, state, municipal and international laws and regulations. The company's activities are subject to regulation and intervention by governments in oil and gas industry matters, such as land tenure; royalties; taxes (including income taxes); production rates; environmental protection; health and safety; emissions reduction; approval of infrastructure; the imposition of specific drilling obligations; control over the development, reclamation and abandonment of fields and mine sites; Mine Financial Security Program requirements; and export activities. As part of ongoing operations, the company is also required to comply with a significant number of environmental, health and safety regulations under a variety of Canadian, U.S. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Non-compliance with applicable laws and regulations may result in fines and penalties, operational disruptions or shutdowns, reputational damage, delays, increased costs, permit or licence denials or losses and potential legal liabilities.

Suncor must obtain and maintain numerous permits, regulatory approvals and licences to operate its assets and advance projects. These processes can involve Indigenous and stakeholder consultation, environmental impact assessments, public hearings and ongoing compliance obligations such as financial securities and reclamation commitments. Failure to comply with existing processes or obtain regulatory approval for future projects could impact future growth opportunities and production rates. Compliance can be affected by external factors, including the actions of third parties operating shared or interdependent infrastructure.

Failure to obtain, maintain or comply with required approvals or conditions could result fines, penalties, operational delays, shutdowns, reputational damage, increased costs, or loss of licences and permits. Changes in government policies, laws, or regulatory interpretations could materially affect the company's operations, profitability and future growth opportunities.

Tailings Management and Water Release

Fluid tailings management plans must be approved by the Alberta Energy Regulator. If a Suncor mine fails to meet a condition of its approved plan, the company could be subject to enforcement actions, including production curtailment and other financial consequences, such as compliance levies or being required to post additional security under the Mine Financial Security Program. Certain associated policy and regulation reviews and updates are still under development. Such updates could impact the technologies that the company plans to employ for

tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated.

Suncor uses an integrated mine water, tailings and closure management approach for effective operations, successful reclamation and mine closure. The inability to release treated mine water to the environment and the lack of an approval mechanism for pit lakes with tailings continues to result in an increase to both water quality concerns and water containment concerns at Suncor mine sites. This impacts current operations, and reclamation and closure plans. The absence of an effective regulatory framework in this area could adversely impact operations and the success and timing of closure and reclamation plans.

Carbon Regulations

Existing and future laws and regulations in support of a transition to lower carbon intensity energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular.

Changes to environmental regulations, including regulations relating to climate change and uncertainty relating to the ability of the company to report on climate-related matters, could impact the demand for the company's products or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations, and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could require significant Suncor investment into the development of technologies or other energy products. Suncor continues to monitor international and domestic efforts to address climate change.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation.

Decarbonizing Suncor's base business could require significant capital expenditures and resources, with the potential that the costs required to lower Suncor's carbon intensity may materially differ from our original estimates and expectations negatively impacting operating results.

Greenhouse Gas Emissions and Targets

Suncor's ability to meet its objective to decarbonize its base business and reduce GHG emissions is subject to numerous risks and uncertainties. Actions taken to meet these objectives may also expose Suncor to certain additional and/or heightened financial and operational risks.

Reduction in GHG intensity relies on, among other things, Suncor's ability to implement and improve energy efficiency at its facilities, future development and growth opportunities, development and deployment of new technologies, ability to sequester and capture carbon and investment in lower carbon intensity power, as well as a transition to lower carbon intensity fuels. Inability to deliver on these strategies and technologies, or in the event that such strategies or technologies do not perform as expected, Suncor may be unable to decarbonize its base business.

As GHG regulations and targets become more stringent, the absolute operational GHG emissions of the company may rise as a result of growth, merger and acquisition activities, and changes in the operation of assets by Suncor or affiliates. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or climate related disclosure.

Alberta's Land Use Framework

The implementation of, and compliance with, the terms of Alberta's Land-Use Framework through the Lower Athabasca Regional Plan (LARP) and ongoing development of sub-regional plans within it may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact.

Water Management Regulations

Suncor's operations depend on water obtained under licences and permits issued by government and regulatory authorities. There can be no assurance that the licences to withdraw and use water will not be rescinded or restricted, or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences and permits for additional water withdrawal and use, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access or water management could cause capital expenditures and operating expenses relating to water licence compliance to increase.

Biodiversity

Species at risk exist in the areas where Suncor conducts its operations. Current or future regulations to manage at risk species may impact Suncor's operations. The development and implementation of sub-regional plans may have an impact on the pace and amount of development in these areas and could potentially increase costs due to restoration or offsetting requirements.

Pursuant to the Alberta Wetland Policy, future development that removes wetlands may be obligated to pay in lieu fees based on the hectares of wetlands removed; fees could total in the tens to hundreds of millions per site. Suncor operations and growth projects without established regulatory boundaries (e.g., Water Act) prior to 2016 will be affected. Wetland replacement costs are based on wetland value and may be especially high for future oil sands projects and expansions due to the limited opportunity to avoid or minimize impacts to wetlands.

Air and Water Quality Management

A number of air and water quality regulations and frameworks are currently in place and continue to be developed, amended, and implemented that impact the company. These measures could affect the company's existing operations and planned projects by requiring additional capital

investments or increased operating and compliance expenditures, and potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these evolving regulations and frameworks is not yet known.

Operational Execution Risk Factors

Each of Suncor's primary operating businesses carries economic risk associated with operating safety and reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with poor or substandard environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, could result in delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances, loss of tailings dam integrity, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher-value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft, and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

- Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher-value products, due to the failure of any one or more interdependent component systems, potential penalties, litigation or reputation damage related to an unintended release or a failure to contain tailings produced in operations, and other risks inherent to oil sands operations;

- Suncor's E&P businesses face risks and uncertainties associated with drilling for oil and natural gas to replace reserves, the operation and development of such properties and wells (including encountering unexpected formations, pressures or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids. Additionally, offshore operations occur in the areas subject to extreme weather conditions, such as hurricanes, winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations and damage to or destruction of the equipment involved. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, including off-loading terminals, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, a curtailment of production, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

- Suncor's R&M operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Suncor is also subject to risks relating to the health and safety of its people, and the potential for a slowdown or temporary suspension of its operations in locations impacted by an outbreak of an epidemic, pandemic or other public health crisis. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could also result in the interruption or cessation of key elements of Suncor's operations and may result in property damage.

Information Technology

The efficient operation of Suncor's business is dependent on computer hardware, software and a large and complex information framework, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor relies on industry-accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems.

As a result of the critical nature of the energy supply chain and Suncor's use of information systems and other digital technologies to control its assets, Suncor faces a heightened risk of cyber-attacks. Additionally, the increasing adoption and use of artificial intelligence (AI) systems by Suncor and/or by third parties may increase the prevalence and efficacy of cyberattacks. Suncor has an information and cybersecurity program in place, however, the measures, controls and technology on which the company relies are constantly evolving, and therefore they may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, has and will likely continue to face attacks by malicious persons or entities motivated by, among other things, geopolitical, financial or activist reasons, or may be breached due to employee error or malfeasance, or otherwise vulnerable due to other disruptions. The company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems,

however, the company does not maintain standalone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.

A cyber attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties.

General Risk Factors

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape adds complexity.

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels of competitors may increase. An increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's R&M business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure, cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products.

Technology Risk

There are risks associated with sustainability, growth and capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured and advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements.

The increasing use of AI systems both by Suncor and third parties presents risks associated with the company's adoption, development and incorporation of AI systems. AI systems provided with incorrect or incomplete data may generate erroneous insights leading to flawed decisions that potentially compromise safety, productivity and profitability. The amount of data and the speed of AI systems can create privacy, governance and accountability risks with respect to the use of AI and protection of confidential information. Successful use of AI systems can provide the company with competitive advantages but cannot be assured, and the inability to successfully adopt, develop and/or incorporate AI systems may impact the company's profitability, and ability to compete with peers.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses depends on the availability of, and competition for, skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the skilled labour in certain talent segments for current and future operations. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions and continued cost reduction initiatives. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be adversely impacted by a shortage of skilled labour and material supply risks. The company's success also depends in large measure on certain key personnel.

Labour Relations

Hourly employees at certain of Suncor's oil sands facilities, the company's refineries and the majority of the company's terminal and distribution operations and certain of the company's E&P operations are represented by labour unions or employee associations. Any work interruptions involving the company's employees, contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a risk to the continued operations of the areas of the company that are affected by such interruptions.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, operational and maintenance expenditures; misalignment of partner interests, the operator's expertise, financial resources and risk management practices; the approval of other participants; and the selection of technology.

E&P Reserves Replacement

Suncor's future E&P production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its E&P assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flows are insufficient to fund capital expenditures and external

sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes and development and operating expenditures will vary from its reserves estimates, and such variances could be material.

Reserves evaluation is subject to revisions based on newly acquired technical data, technology improvements or changes in performance, pricing, economic conditions, market availability or regulatory requirements. Geological and engineering assessments – including additional technical information regarding geology, hydrogeology, reservoir properties and reservoir fluid properties is obtained through seismic programs, drilling programs, updated reservoir performance studies and analysis and production history, and may result in revisions to reserves.

Reserves estimates depend on numerous assumptions, including production forecasts, pricing, regulatory regimes, capital and operating costs, royalties, and reclamation obligations. These assumptions involve interpretation and judgment and may vary among evaluators or over time. Changes in economic conditions, political events, technological advances or regulatory developments can affect the classification or profitability of reserves.

Reserves evaluations are based in part on the assumed success of activities the company intends to undertake in future years. Estimated reserves and associated cash flows may change to the extent that such activities do or do not achieve the level of success assumed in the reserves evaluations.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities. A disruption in service or limited availability by one of these third parties can have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production.

Foreign Operations

The company has operations in countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes, tariffs and government royalties; compliance with existing and emerging anti-corruption laws, including the *Corruption of Foreign Public Officials Act* (Canada) and the *Foreign Corrupt Practices Act* (United States); renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could be exposed to potential claims for alleged breaches of international or local law. The inability of Suncor to fulfil its exploration commitments and other contractual obligations in Libya due to ongoing political instability, civil unrest and security concerns could result in significant expenses and/or the payment of penalties, and the quantum of such could have an adverse effect on the company's financial condition.

The impact that future potential terrorist attacks, regional hostilities or political violence, may have on, and on Suncor's operations, is not known. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

Consulting requirements with Indigenous Peoples in respect of oil and gas projects and related infrastructure have increased in recent years, and the Canadian federal government and the provincial government in Alberta have committed to renew their relationships with the Indigenous Peoples of Canada. In particular, on June 21, 2021, Canada's *United Nations Declaration on the Rights of Indigenous Peoples Act* (the UNDRIP Act) received Royal Assent and came into force. It is unknown how the UNDRIP Act will ultimately be implemented and interpreted as a part of Canadian law, and it therefore also remains unclear what its corresponding impact will be on the Crown's duty to consult with and accommodate Indigenous Peoples.

At this point Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or the implementation of the UNDRIP Act may have on Suncor's business.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, common law duties, product liability, antitrust, bribery and other forms of corruption, tax, regulatory enforcement actions, *Competition Act* enforcement actions, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty, and it is possible that there could be adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable or at fault. There is a risk that the outcome of such litigation may be adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

12. Other Items

Control Environment

Based on their evaluation as of December 31, 2025, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States *Securities Exchange Act of 1934*, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. There were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the period ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2025, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2025.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on December 11, 2025. For further details and advisories regarding Suncor's 2026 corporate guidance, see www.suncor.com/guidance.

13. Advisories

Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining and marketing margin capture, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

(a)   **Adjusted Operating Earnings (Loss)**

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2025, December 31, 2024, and December 31, 2023, consolidated adjusted operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and adjusted operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Adjusted operating earnings (loss) for the three months ended December 31, 2025, and December 31, 2024, are reconciled to net earnings (loss) in the Applicable MD&A, which is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(b)   **Bridge Analyses of Adjusted Operating Earnings (Loss)**

Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in specific sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

- The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

- The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

- The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

- The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries reported in the Corporate and Eliminations segment.

- The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

- The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

- The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

- The factor for Income Tax includes the company's current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

(c) Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings is calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

Year ended December 31 ($ millions, except as noted)		**2025**	2024	2023
Adjustments to net earnings				
Net earnings		**5 918**	6 016	8 295
(Deduct) add after-tax amounts for:				
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		**(353)**	615	(179)
Net interest expense		**327**	279	401
Adjusted net earnings[1]	A	**5 892**	6 910	8 517
Capital employed – beginning of twelve-month period				
Net debt[2][4]		**6 861**	9 852	10 627
Shareholders' equity		**44 514**	43 279	39 367
		51 375	53 131	49 994
Capital employed – end of twelve-month period				
Net debt[2][4]		**6 337**	6 861	9 852
Shareholders' equity		**45 124**	44 514	43 279
		51 461	51 375	53 131
Average capital employed	B	**52 048**	52 972	52 119
ROCE (%)[3][5]	A/B	**11.3**	13.0	16.3

(1) Total before-tax impact of adjustments is $61 million for the year ended December 31, 2025, $1.042 billion for the year ended December 31, 2024, and $344 million for the year ended December 31, 2023.

(2) Net debt is a non-GAAP financial measure.

(3) For the twelve months ended December 31, 2025, the twelve months ended December 31, 2024, and the twelve months ended December 31, 2023 there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 13.6% for the twelve months ended December 31, 2023, excluding the impact of the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada.

(4) Beginning in 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5) Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(d) Adjusted Funds from (Used in) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory that management believe reduces comparability between periods.

Year ended December 31 ($ millions)	Oil Sands			Exploration and Production			Refining and Marketing		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Earnings (loss) before income taxes	**5 277**	6 607	6 811	**526**	867	1 691	**2 822**	2 596	3 383
Adjustments for:									
Depreciation, depletion and amortization	**5 047**	5 134	4 902	**649**	707	483	**1 082**	996	934
Accretion	**498**	514	460	**65**	67	64	**13**	11	8
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	**—**	—	—	**—**	—	—	**—**	—	—
Change in fair value of financial instruments and trading inventory	**(111)**	(117)	27	**(3)**	3	(3)	**8**	(8)	(29)
Bargain purchase gain and revaluations	**—**	—	(1 125)	**—**	—	—	**—**	—	—
Gain on disposal of assets	**(36)**	(15)	(39)	**—**	—	(600)	**(19)**	(8)	(28)
Loss on extinguishment of long-term debt	**—**	—	—	**—**	—	—	**—**	—	—
Share-based compensation	**37**	(47)	71	**1**	12	12	**17**	(20)	25
Settlement of decommissioning and restoration liabilities	**(385)**	(385)	(326)	**(47)**	(47)	(29)	**(73)**	(56)	(35)
Other	**188**	151	(56)	**4**	1	(6)	**57**	27	10
Current income tax expense	**—**	—	—	**—**	—	—	**—**	—	—
Adjusted funds from (used in) operations	**10 515**	11 842	10 725	**1 195**	1 610	1 612	**3 907**	3 538	4 268
Change in non-cash working capital									
Cash flow provided by operating activities									

Year ended December 31 ($ millions)	Corporate and Eliminations			Income Taxes			Total		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Earnings (loss) before income taxes	**(677)**	(1 883)	(1 296)	**—**	—	—	**7 948**	8 187	10 589
Adjustments for:									
Depreciation, depletion and amortization	**138**	117	116	**—**	—	—	**6 916**	6 954	6 435
Accretion	**—**	—	—	**—**	—	—	**576**	592	532
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	**(403)**	714	(184)	**—**	—	—	**(403)**	714	(184)
Change in fair value of financial instruments and trading inventory	**—**	—	—	**—**	—	—	**(106)**	(122)	(5)
Bargain purchase gain and revaluations	**—**	—	—	**—**	—	—	**—**	—	(1 125)
Gain on disposal of assets	**—**	(2)	(325)	**—**	—	—	**(55)**	(25)	(992)
Loss on extinguishment of long-term debt	**—**	170	—	**—**	—	—	**—**	170	—
Share-based compensation	**(47)**	(2)	—	**—**	—	—	**8**	(57)	108
Settlement of decommissioning and restoration liabilities	**—**	—	—	**—**	—	—	**(505)**	(488)	(390)
Other	**95**	207	143	**—**	—	—	**344**	386	91
Current income tax expense	**—**	—	—	**(1 940)**	(2 465)	(1 734)	**(1 940)**	(2 465)	(1 734)
Adjusted funds from (used in) operations	**(894)**	(679)	(1 546)	**(1 940)**	(2 465)	(1 734)	**12 783**	13 846	13 325
Change in in non-cash working capital							**(2)**	2 114	(981)
Cash flow provided by operating activities							**12 781**	15 960	12 344

(e) Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Oil Sands			Exploration and Production			Refining and Marketing		
Year ended December 31 ($ millions)	**2025**	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Adjusted funds from (used in) operations	**10 515**	11 842	10 725	**1 195**	1 610	1 612	**3 907**	3 538	4 268
Capital expenditures including capitalized interest(1)	**(3 869)**	(4 340)	(4 096)	**(797)**	(907)	(668)	**(1 148)**	(1 190)	(1 002)
Free funds flow (deficit)	**6 646**	7 502	6 629	**398**	703	944	**2 759**	2 348	3 266

	Corporate and Eliminations			Income Taxes			Total		
Year ended December 31 ($ millions)	**2025**	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Adjusted funds from (used in) operations	**(894)**	(679)	(1 546)	**(1 940)**	(2 465)	(1 734)	**12 783**	13 846	13 325
Capital expenditures including capitalized interest(1)	**(42)**	(46)	(62)	**—**	—	—	**(5 856)**	(6 483)	(5 828)
Free funds flow (deficit)	**(936)**	(725)	(1 608)	**(1 940)**	(2 465)	(1 734)	**6 927**	7 363	7 497

(1) Excludes capital expenditures related to assets previously held for sale of nil in 2025, nil in 2024 and $108 million in 2023.

(f) Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

(g) Refining and Marketing Gross Margin, Refining Operating Expense, and Refining and Marketing Margin Capture

Refining and marketing gross margins, refining operating expense and refining and marketing margin capture are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues and the impact of inventory write-downs recorded in purchases of crude oil and products. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and short-term risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Refining and marketing margin capture is calculated by dividing refining and marketing gross margin, on a LIFO basis, by the Suncor custom 5-2-2-1 index. Management uses refining and marketing gross margin, refining operating expense and margin capture to measure operating performance on a production barrel basis.

Year ended December 31 ($ millions, except as noted)	2025	2024	2023
Refining and marketing gross margin reconciliation			
Operating revenues	30 671	31 341	31 068
Purchases of crude oil and products	(23 756)	(24 915)	(23 867)
	6 915	6 426	7 201
Other income	56	255	224
Non-refining and marketing margin	—	(112)	(50)
Refining and marketing gross margin – FIFO	6 971	6 569	7 375
Refinery production[1] (mbbls)	185 497	180 356	163 895
Refining and marketing gross margin – FIFO ($/bbl)	37.60	36.40	45.00
FIFO and risk management activities adjustment	352	107	330
Refining and marketing gross margin – LIFO	7 323	6 676	7 705
Refining and marketing gross margin – LIFO ($/bbl)	39.50	37.00	47.00
Refining operating expense reconciliation			
Operating, selling and general expense	2 439	2 466	2 558
Non-refining costs	(1 231)	(1 277)	(1 340)
Refining operating expense	1 208	1 189	1 218
Refinery production[1]	185 497	180 356	163 895
Refining operating expense ($/bbl)	6.50	6.60	7.45
Refining and Marketing margin capture reconciliation			
Refining and marketing gross margin – LIFO ($/bbl)	39.50	37.00	47.00
Suncor custom 5-2-2-1 index ($/bbl)	41.15	38.65	49.40
Refining and marketing margin capture (%)	96	96	95

(1) Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(h) Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

(i)   Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

At December 31 ($ millions, except as noted)	2025	2024	2023
Short-term debt	—	—	494
Current portion of long-term debt	973	997	—
Long-term debt	9 014	9 348	11 087
Total debt[1]	9 987	10 345	11 581
Less: Cash and cash equivalents	3 650	3 484	1 729
Net debt[1]	6 337	6 861	9 852
Shareholders' equity	45 124	44 514	43 279
Total debt plus shareholders' equity[1]	55 111	54 859	54 860
Total debt to total debt plus shareholders' equity (%)[1]	18.1	18.9	21.1
Net debt to net debt plus shareholders' equity (%)[1]	12.3	13.4	18.5

(1)   Beginning in 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(j)   Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

For the year ended ($ millions, except as noted)	December 31, 2025 Non-Upgraded Bitumen	December 31, 2025 Upgraded – Net SCO and Diesel	December 31, 2025 Average Crude	December 31, 2024 Non-Upgraded Bitumen	December 31, 2024 Upgraded – Net SCO and Diesel	December 31, 2024 Average Crude
Operating revenues	9 521	17 803	27 324	9 924	19 336	29 260
Other income	80	143	223	142	34	176
Purchases of crude oil and products	(2 412)	(158)	(2 570)	(2 371)	(188)	(2 559)
Gross realization adjustment[1]	(211)	(475)	(686)	(130)	(199)	(329)
Gross realizations	6 978	17 313	24 291	7 565	18 983	26 548
Transportation and distribution	(670)	(640)	(1 310)	(636)	(589)	(1 225)
Price realization	6 308	16 673	22 981	6 929	18 394	25 323
Sales volumes (mbbls)	101 699	189 950	291 649	95 447	187 844	283 291
Price realization per barrel	62.02	87.79	78.80	72.65	97.91	89.41

For the year ended ($ millions, except as noted)	December 31, 2023 Non-Upgraded Bitumen	December 31, 2023 Upgraded – Net SCO and Diesel	December 31, 2023 Average Crude
Operating revenues	7 218	18 817	26 035
Other income (loss)	1 519	(50)	1 469
Purchases of crude oil and products	(1 758)	(177)	(1 935)
Gross realization adjustment[1]	(1 463)	(294)	(1 757)
Gross realizations	5 516	18 296	23 812
Transportation and distribution	(567)	(646)	(1 213)
Price realization	4 949	17 650	22 599
Sales volumes (mbbls)	72 795	177 601	250 396
Price realization per barrel	67.97	99.40	90.27

(1) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations

For the year ended ($ millions, except as noted)	December 31, 2025 E&P International	December 31, 2025 E&P Canada	December 31, 2025 Other[1][2]	December 31, 2025 E&P Segment	December 31, 2024 E&P International	December 31, 2024 E&P Canada	December 31, 2024 Other[1][2]	December 31, 2024 E&P Segment
Operating revenues	—	2 018	491	2 509	—	2 127	671	2 798
Transportation and distribution	—	(107)	(11)	(118)	—	(81)	(8)	(89)
Price realization	—	1 911	480		—	2 046	663	
Sales volumes (mbbls)	—	20 603			—	19 095		
Price realization per barrel	—	92.70			—	107.38		

For the year ended ($ millions, except as noted)	December 31, 2023 E&P International	December 31, 2023 E&P Canada	December 31, 2023 Other[1][2]	December 31, 2023 E&P Segment
Operating revenues	306	1 689	694	2 689
Transportation and distribution	(9)	(58)	(9)	(76)
Price realization	297	1 631	685	
Sales volumes (mbbls)	2 729	15 149		
Price realization per barrel	109.00	107.62		

(1) Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)   Production from the company's Libya operations has been presented on an economic basis. In the Financial Statements, revenue and royalties from the company's Libya operations are presented on a working-interest basis, which is required for presentation purposes. In 2025, revenue included a gross-up amount of $374 million, with an offsetting amount of $220 million in royalties in the E&P segment and $154 million in income tax expense recorded at the consolidated level. In 2024, revenue included a gross-up amount of $510 million (2023 – $528 million), with an offsetting amount of $271 million (2023 – $282 million) in royalties and $239 million (2023 – $246 million) in income tax expense recorded at the consolidated level.

(k)   Adjusted Operating Earnings (Loss) Reconciliations – Fourth Quarter 2025 and 2024

For the quarter ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total	
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Net earnings (loss)	1 120	1 625	61	125	895	410	(69)	(1 070)	(531)	(272)	1 476	818
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(114)	514	—	—	(114)	514
Unrealized loss (gain) on risk management activities	9	(16)	—	—	(2)	—	—	—	—	—	7	(16)
(Provision reversal) and write-down of equity investment	—	—	—	—	—	—	(66)	212	—	—	(66)	212
Loss on repayment of long-term debt	—	—	—	—	—	—	—	144	—	—	—	144
Income tax expense (recovery) on adjusted operating earnings adjustments	—	—	—	—	—	—	—	—	22	(106)	22	(106)
Adjusted operating earnings (loss)	1 129	1 609	61	125	893	410	(249)	(200)	(509)	(378)	1 325	1 566

(l)   Adjusted Funds from (Used in) Operations Reconciliations – Fourth Quarter 2025 and 2024

For the quarter ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total	
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 120	1 625	61	125	895	410	(69)	(1 070)	—	—	2 007	1 090
Adjustments for:												
Depreciation, depletion and amortization	1 339	1 390	150	162	290	269	34	30	—	—	1 813	1 851
Accretion	124	128	17	17	3	3	—	—	—	—	144	148
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(114)	514	—	—	(114)	514
Change in fair value of financial instruments and trading inventory	(136)	1	(1)	(7)	(9)	(53)	—	—	—	—	(146)	(59)
(Gain) loss on disposal of assets	(36)	(6)	—	—	(3)	(5)	1	(1)	—	—	(38)	(12)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	144	—	—	—	144
Share-based compensation	57	55	3	4	23	26	41	69	—	—	124	154
Settlement of decommissioning and restoration liabilities	(113)	(95)	(17)	(24)	(22)	(20)	—	—	—	—	(152)	(139)
Other	51	28	1	(3)	(3)	8	(1)	183	—	—	48	216
Current income tax expense	—	—	—	—	—	—	—	—	(468)	(414)	(468)	(414)
Adjusted funds from (used in) operations	2 406	3 126	214	274	1 174	638	(108)	(131)	(468)	(414)	3 218	3 493
Change in non-cash working capital											703	1 590
Cash flow provided by operating activities											3 921	5 083

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m^3	cubic metres
MW	megawatt
MWh	megawatt hour

Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros

Financial and Business Environment

DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this MD&A include references to:

- *Suncor's strategy, including the key components thereof, its plans on how to achieve this strategy, and its expectation that execution of the company's strategy and key priorities will grow free cash flow per share and enable the delivery of industry-leading financial returns;*

- *Suncor's Oil Sands strategy and investments in 2026, including the strategy to continue to drive higher upgrader utilization and unlock incremental capacity through the application of an industrial engineering mindset, supported by key initiatives like Suncor's enhanced OEMS, phased implementation of AHS in its mines, including at Syncrude Mildred Lake in 2026 with Fort Hills to follow, and to replicate the initiative of improving turnarounds by implementing interval extensions at additional assets in 2026;*

- *the expectation that MLX-W will sustain existing bitumen production levels;*

- *Suncor's targeting of stable and predictive share repurchases of $275 million per month in 2026;*

- *the expectation that the company will continue to work towards increasing plant capacity at Fort Hills;*

- *the intended progression of the Mildred Lake Mine Extension East (MLX-E) project and the expectation that the project may support future production;*

- *Suncor's E&P investments in 2026, including the expectation of continued investment in development drilling and other activities at Hebron and Hibernia and the expectation that such activities will extend the production life of the existing fields, continued investment in the West White Rose Extension Project and the expectations that production from the West White Rose Extension Project will commence in 2026;*

- *Suncor's R&M strategy and investments in 2026 including, the replication of the initiative to extend future turnaround intervals by implementing internal extensions at additional assets, the expansion of Suncor's retail business by leveraging partnerships and the value of its premium Petro-Canada™ brand, including rebranding partner sites and enhancing select company owned locations;*

- *the commitment to execute its capital allocation framework, manage its balance sheet at current debt levels and return 100% of excess funds to shareholders; and*

- *the anticipated timing, duration and impact of planned maintenance events at Oil Sands Base, Firebag, Syncrude, Fort Hills and MacKay River as well as the refineries in Commerce City, Sarnia, Montreal and Edmonton and the turnaround at Firebag.*

Also:

- *economic sensitivities;*

- *Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;*

- *statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy;*

- *Suncor's expectations as to how its 2026 capital expenditures will be directed and the expected benefits therefrom;*

- *Suncor's planned 2026 capital spending program of $5.6 billion to $5.8 billion and the belief that the company will have the capital resources to fund its planned 2026 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and accessing capital markets;*

- *the objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;*

- *the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;*

- *Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and*

- *expectations with respect to changes to law and government policy.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+ or the impact of changes to U.S. government economic policy); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty, tariff and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new reserves that can be developed economically; the accuracy of Suncor's reserves and future production estimates; Suncor's ability to access capital markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2025 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Statement of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the material accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Rich Kruger
President and Chief Executive Officer

Troy Little
Chief Financial Officer

February 25, 2026

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the *U.S. Securities Exchange Act of 1934*):

Management's Report on Internal Control Over Financial Reporting

1. Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3. Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2025, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2025. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4. The effectiveness of the company's internal control over financial reporting as at December 31, 2025, has been audited by KPMG LLP, independent public accountant, as stated in their report which appears herein.

Rich Kruger
President and Chief Executive Officer

Troy Little
Chief Financial Officer

February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment related to Oil Sands and Canadian Exploration and Production property, plant and equipment.

As discussed in Note 3(h) to the consolidated financial statements, when circumstances indicate that a cash generating unit ("CGU") may be impaired, the Company compares the carrying amount of the CGU to its recoverable amount. The Company analyzes indicators of impairment quarterly, such as significant decreases in proved and probable reserves. The determination of proved and probable oil reserves includes assumptions related to forecasted production volumes, commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimation of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company's proved and probable oil reserves.

We identified the evaluation of the assessment of indicators of impairment related to the Oil Sands and Canadian Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's assessment of indicators of impairment, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, capital expenditures and operating costs to those respective assumptions used in the prior year externally evaluated proved oil reserves, and for certain reserve assumptions proved and probable oil reserves, to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2019.

Calgary, Canada
February 25, 2026

Consolidated Statements of Comprehensive Income

For the years ended December 31 ($ millions)	Notes	2025	2024
Revenues and Other Income			
Gross revenues		**52 377**	54 881
Less: royalties		**(3 469)**	(4 192)
Other income	7	**402**	445
		49 310	51 134
Expenses			
Purchases of crude oil and products		**18 053**	19 115
Operating, selling and general	8 and 25	**13 248**	13 059
Transportation and distribution		**1 961**	1 842
Depreciation, depletion and amortization	15	**6 916**	6 954
Exploration		**159**	92
Gain on disposal of assets		**(55)**	(25)
Financing expenses	9	**1 080**	1 910
		41 362	42 947
Earnings before Income Taxes		**7 948**	8 187
Income Tax Expense (Recovery)			
Current	10	**1 940**	2 465
Deferred	10	**90**	(294)
		2 030	2 171
Net Earnings		**5 918**	6 016
Other Comprehensive Income			
Items That May be Subsequently Reclassified to Earnings:			
Foreign currency translation adjustment		**(202)**	153
Items That Will Not be Reclassified to Earnings:			
Actuarial gain on employee retirement benefit plans, net of income taxes		**596**	590
Other Comprehensive Income		**394**	743
Total Comprehensive Income		**6 312**	6 759
Per Common Share (dollars)	11		
Net earnings – basic and diluted		**4.85**	4.72
Cash dividends		**2.31**	2.22

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

($ millions)	Notes	December 31 2025	December 31 2024
Assets			
Current assets			
Cash and cash equivalents	12	**3 650**	3 484
Accounts receivable		**5 087**	5 245
Inventories	14	**5 121**	5 041
Income taxes receivable		**371**	518
Total current assets		**14 229**	14 288
Property, plant and equipment, net	15 and 16	**68 428**	68 512
Exploration and evaluation	17	**1 742**	1 742
Other assets	18	**1 977**	1 559
Goodwill and other intangible assets	19	**3 455**	3 503
Deferred income taxes	10	**82**	180
Total assets		**89 913**	89 784
Liabilities and Shareholders' Equity			
Current liabilities			
Current portion of long-term debt	20	**973**	997
Current portion of long-term lease liabilities	16	**638**	599
Accounts payable and accrued liabilities		**7 523**	8 161
Current portion of provisions	23	**1 056**	958
Income taxes payable		**20**	32
Total current liabilities		**10 210**	10 747
Long-term debt	20	**9 014**	9 348
Long-term lease liabilities	16	**3 879**	3 745
Other long-term liabilities	21	**1 416**	1 502
Provisions	23	**12 108**	11 931
Deferred income taxes	10	**8 162**	7 997
Equity		**45 124**	44 514
Total liabilities and shareholders' equity		**89 913**	89 784

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Rich Kruger
Director

Patricia M. Bedient
Director

February 25, 2026

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2025	2024
Operating Activities			
Net earnings		**5 918**	6 016
Adjustments for:			
Depreciation, depletion and amortization		**6 916**	6 954
Deferred income tax expense (recovery)	10	**90**	(294)
Accretion	9	**576**	592
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	9	**(403)**	714
Change in fair value of financial instruments and trading inventory		**(106)**	(122)
Gain on disposal of assets		**(55)**	(25)
Loss on extinguishment of long-term debt	9 and 20	**—**	170
Share-based compensation	25	**8**	(57)
Settlement of decommissioning and restoration liabilities	23	**(505)**	(488)
Other		**344**	386
(Increase) decrease in non-cash working capital	13	**(2)**	2 114
Cash flow provided by operating activities		**12 781**	15 960
Investing Activities			
Capital expenditures		**(5 856)**	(6 483)
Proceeds from disposal of assets		**66**	51
Other investments		**(29)**	(52)
(Increase) decrease in non-cash working capital	13	**(203)**	12
Cash flow used in investing activities		**(6 022)**	(6 472)
Financing Activities			
Net decrease in short-term debt		**—**	(503)
Repayment of long-term debt	20	**(1 000)**	(1 566)
Issuance of long-term debt	20	**996**	—
Lease liability payments	16	**(690)**	(471)
Issuance of common shares under share option plans		**181**	385
Repurchase of common shares[1]	24	**(3 129)**	(2 908)
Distributions relating to non-controlling interest		**(17)**	(16)
Dividends paid on common shares		**(2 809)**	(2 803)
Cash flow used in financing activities		**(6 468)**	(7 882)
Increase in Cash and Cash Equivalents		**291**	1 606
Effect of foreign exchange on cash and cash equivalents		**(125)**	149
Cash and cash equivalents at beginning of year		**3 484**	1 729
Cash and Cash Equivalents at End of Year		**3 650**	3 484
Supplementary Cash Flow Information			
Interest paid		**898**	914
Income taxes paid		**1 727**	1 751

(1)   Includes $56 million of taxes paid on 2025 share repurchases and $48 million of taxes paid on 2024 share repurchases for the year ended December 31, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2023		21 661	569	1 048	20 001	43 279	1 290 100
Net earnings		—	—	—	6 016	6 016	—
Foreign currency translation adjustment		—	—	153	—	153	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $186	22	—	—	—	590	590	—
Total comprehensive income		—	—	153	6 606	6 759	—
Issued under share option plans		447	(62)	—	—	385	9 796
Repurchase of common shares for cancellation[1]	24	(943)	—	—	(2 013)	(2 956)	(55 564)
Change in liability for share purchase commitment	24	(44)	—	—	(119)	(163)	—
Share-based compensation	25	—	13	—	—	13	—
Dividends paid on common shares		—	—	—	(2 803)	(2 803)	—
At December 31, 2024		21 121	520	1 201	21 672	44 514	1 244 332
Net earnings		—	—	—	5 918	5 918	—
Foreign currency translation adjustment		—	—	(202)	—	(202)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $187	22	—	—	—	596	596	—
Total comprehensive income		—	—	(202)	6 514	6 312	—
Issued under share option plans		212	(31)	—	—	181	4 510
Repurchase of common shares for cancellation[1]	24	(945)	—	—	(2 136)	(3 081)	(55 322)
Change in liability for share purchase commitment	24	14	—	—	(20)	(6)	—
Share-based compensation	25	—	13	—	—	13	—
Dividends paid on common shares		—	—	—	(2 809)	(2 809)	—
At December 31, 2025		20 402	502	999	23 221	45 124	1 193 520

(1)   Includes $56 million of taxes on share repurchases for the year ended December 31, 2025 (2024 - $48 million).

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor Energy is Canada's leading integrated energy company. Suncor's operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (the "IFRS Accounting Standards").

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 25, 2026.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Material Accounting Policies

(a) Joint Arrangements

The classification of joint arrangements considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

(b) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c) Revenues

Revenue from the sale of hydrocarbons and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are normally collected in the month following delivery except retail products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

(d) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(e) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Exploration and Evaluation assets are not subject to depreciation.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are expensed.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the appropriate internal and external approvals and classification of proved and probable reserves, the asset is tested for impairment, after which the remaining carrying value, is transferred to Property, Plant and Equipment.

Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

(f) Property, Plant and Equipment

The costs to acquire and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase of a mine, mine extension or pit is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(g) Depreciation, Depletion and Amortization

Once Exploration and Evaluation are transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight line basis over their expected useful lives.

Oil sands upgraders	30 to 40 years
Oil sands extraction plants and mine facilities	10 to 30 years
Oil sands mine equipment	10 to 15 years
Oil sands in situ processing facilities	25 to 40 years
Power generation and utility plants	25 to 40 years
Refineries and other processing plants	20 to 40 years
Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(h) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill is tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a cash generating unit (CGU), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 *Financial Instruments*, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty.

(i) Provisions

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(j) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in net earnings or in other comprehensive income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. If it is determined a tax filing position is not considered probable, the company assesses the possible outcomes and their associated probabilities and records a tax provision based on the best estimate of the amount of tax payable.

(k) Pensions and Other Post Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions.

The net liability or asset recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets and are presented in Other Long-term Liabilities or Other Assets.

Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses related to the plan assets and the defined benefit obligation, as well as the change in the asset ceiling and any minimum liability, are recognized immediately through other comprehensive income and transferred directly to retained earnings.

(l) Emissions Obligations and Rights

Emissions rights and credits that are purchased are measured at the lower of historical cost or net realizable value. Credits received from government grants, including those received from blending activities, are recorded at a nominal amount.

Emissions obligations are measured at the best estimate of the expenditure required to settle the obligation at the reporting date and are expensed in Purchases of Crude Oil and Products or Operating, Selling and General expense.

Emission rights and obligations are presented net in other assets or liabilities and are derecognized upon settling the liability with the respective regulator.

(m) Leases

The company has elected not to recognize right-of-use assets and lease liabilities for leases with a term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. For leases that are longer than one year, the lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, as well as variable payments that are based on an index or rate.

The lease liability is remeasured when there is a change in future lease payments arising from a change in lease term, index or rate, or the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Right-of-use assets are presented within Property, Plant and Equipment.

4. Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of proved and probable reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2025, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2025, which could differ significantly from future periods.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors, such as significant increases or decreases in forecasted production volumes, commodity prices, capital expenditures and operating costs, and impacts of energy transition.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating costs, including greenhouse gas (GHG) costs and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

For decommissioning and restoration provisions, management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented. Payments to settle the decommissioning and restoration provisions are aligned with the estimated life of the underlying asset, with energy transition considerations discussed below.

Climate Change

Climate change, global energy demand, and the transition to a low-emissions economy were considered in preparing these consolidated financial statements. These factors primarily affect assumptions for commodity prices, asset valuation, reserves estimates, and the timing of reclamation activities. They may also influence future assets and liabilities. Suncor incorporates estimated GHG emissions costs into its operational planning and project evaluations, and these estimates are continuously monitored and updated as required.

Tariffs

The government of the United States of America has continued to either implement or propose tariffs on various Canadian products. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures. To date, the implemented and proposed tariff changes have not had a material impact to the company's input costs. The impact of potential future tariffs on the company's financial results is subject to significant uncertainty, as such the impact cannot be quantified at this time.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

5. New IFRS Standards

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard introduces two new mandatory subtotals and defined categories of income and expenses in the consolidated statements of comprehensive income, along with enhanced requirements for the grouping of information in the consolidated financial statements. Management-defined performance measures will also be required to be disclosed within the notes to the consolidated financial statements.

As a result of the new standards and other amendments, a new operating profit subtotal is required under IFRS 18, to be used as the starting point for determining cash flows provided by operating activities under the indirect method. The new standard and amendments are effective for annual periods beginning on or after January 1, 2027, and will be applied retrospectively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 and other amendments on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments are effective January 1, 2026, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

6. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility as follows:

- Oil Sands includes the company's operations in Northern Alberta to explore, develop and produce bitumen, synthetic crude oil and related products from mining and in situ operations. This segment includes Oil Sands operations (Base Mine and In Situ) and Fort Hills and the company's joint interest in Syncrude.

- Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Terra Nova, White Rose, Hibernia and Hebron oilfields. International onshore assets include the company's working interests in Libya.

- Refining and Marketing includes the refining of crude oil products, and the distribution, marketing and transportation of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, refined products, natural gas and power.

The company reports energy trading and risk management activities in each respective segment.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. Corporate activities include Suncor's debt and borrowing costs and expenses not allocated to the company's businesses.

For the years ended December 31 ($ millions)	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenues and Other Income										
Gross revenues	19 298	20 818	2 509	2 798	30 569	31 266	1	(1)	52 377	54 881
Intersegment revenues	8 026	8 442	—	—	102	75	(8 128)	(8 517)	—	—
Less: Royalties	(2 911)	(3 645)	(558)	(547)	—	—	—	—	(3 469)	(4 192)
Operating revenues, net of royalties	24 413	25 615	1 951	2 251	30 671	31 341	(8 127)	(8 518)	48 908	50 689
Other income (loss)	223	176	(6)	16	56	255	129	(2)	402	445
	24 636	25 791	1 945	2 267	30 727	31 596	(7 998)	(8 520)	49 310	51 134
Expenses										
Purchases of crude oil and products	2 570	2 559	—	—	23 756	24 915	(8 273)	(8 359)	18 053	19 115
Operating, selling and general	9 625	9 428	521	524	2 439	2 466	663	641	13 248	13 059
Transportation and distribution	1 310	1 225	118	89	570	566	(37)	(38)	1 961	1 842
Depreciation, depletion and amortization	5 047	5 134	649	707	1 082	996	138	117	6 916	6 954
Exploration	104	86	55	6	—	—	—	—	159	92
Gain on disposal of assets	(36)	(15)	—	—	(19)	(8)	—	(2)	(55)	(25)
Financing expenses	739	767	76	74	77	65	188	1 004	1 080	1 910
	19 359	19 184	1 419	1 400	27 905	29 000	(7 321)	(6 637)	41 362	42 947
Earnings (Loss) before Income Taxes	5 277	6 607	526	867	2 822	2 596	(677)	(1 883)	7 948	8 187
Income Tax Expense (Recovery)										
Current	—	—	—	—	—	—	—	—	1 940	2 465
Deferred	—	—	—	—	—	—	—	—	90	(294)
	—	—	—	—	—	—	—	—	2 030	2 171
Net Earnings	—	—	—	—	—	—	—	—	5 918	6 016
Capital Expenditures	3 869	4 340	797	907	1 148	1 190	42	46	5 856	6 483

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company's revenues are from the following major commodities and geographical regions:

For the years ended December 31 ($ millions)	2025			2024		
	North America	International	Total	North America	International	Total
Oil Sands						
Synthetic crude oil and diesel	**17 803**	**—**	**17 803**	19 336	—	19 336
Bitumen	**9 521**	**—**	**9 521**	9 924	—	9 924
	27 324	**—**	**27 324**	29 260	—	29 260
Exploration and Production						
Crude oil and natural gas liquids	**2 018**	**491**	**2 509**	2 127	671	2 798
	2 018	**491**	**2 509**	2 127	671	2 798
Refining and Marketing						
Gasoline	**13 208**	**—**	**13 208**	13 357	—	13 357
Distillate	**14 886**	**—**	**14 886**	15 181	—	15 181
Other	**2 577**	**—**	**2 577**	2 803	—	2 803
	30 671	**—**	**30 671**	31 341	—	31 341
Corporate and Eliminations						
	(8 127)	**—**	**(8 127)**	(8 518)	—	(8 518)
Total Gross Revenue from Contracts with Customers	**51 886**	**491**	**52 377**	54 210	671	54 881

Geographical Information

Operating revenues, net of royalties and assets are attributed based on the geographic location of the assets.

Operating Revenues, net of Royalties

($ millions)	2025	2024
Canada	**42 295**	42 639
United States	**6 342**	7 650
Other foreign	**271**	400
	48 908	50 689

Non-Current Assets[1]

($ millions)	December 31 2025	December 31 2024
Canada	**73 423**	72 820
United States	**2 059**	2 344
Other foreign	**120**	152
	75 602	75 316

(1)   Excludes deferred income tax assets.

7. Other Income

Other income consists of the following:

($ millions)	2025	2024
Risk management and energy trading	84	236
Investment and interest income[1]	192	107
Insurance proceeds and other[2]	126	102
	402	445

(1)   2025 includes $66 million provision reversal on an equity investment and $95 million write-down of an equity investment, both within the Corporate segment, and a $41 million write-down of an equity investment, within the Refining and Marketing segment. 2024 includes $212 million of impairment on equity investments, within the Corporate segment.

(2)   2024 includes $84 million of insurance proceeds related to the Commerce City refinery, within the Refining and Marketing segment.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2025	2024
Employee and contract service costs	8 831	8 821
Materials and equipment	2 265	2 244
Commodities	1 820	1 578
Travel, marketing and other	332	416
	13 248	13 059

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2025	2024
Interest on debt	628	684
Interest on lease liabilities	268	256
Capitalized interest at 5.8% (2024 – 5.8%)	(198)	(317)
Interest expense	698	623
Interest on partnership liability	45	47
Interest on pension and other post-retirement benefits	(3)	24
Accretion	576	592
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(403)	714
Operational foreign exchange and other	167	(260)
Loss on extinguishment of long-term debt	—	170
	1 080	1 910

10. Income Taxes

Income Tax Expense (Recovery)

($ millions)	2025	2024
Current:		
Current year	2 046	2 581
Adjustments in respect of current income tax of prior years	(106)	(116)
Deferred:		
Origination and reversal of temporary differences	(33)	(477)
Adjustments in respect of deferred income tax of prior years	160	128
Changes in tax rates and legislation	—	26
Movement in unrecognized deferred income tax assets	(37)	29
Total income tax expense	2 030	2 171

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2025	2024
Earnings before income tax	7 948	8 187
Canadian statutory tax rate	23.88%	23.85%
Statutory tax	1 898	1 953
Add (deduct) the tax effect of:		
Non-taxable component of capital (gains) losses	(49)	116
Share-based compensation and other permanent items	58	29
Assessments and adjustments	65	(123)
Impact of income tax rates and legislative changes	—	27
Foreign tax rate differential	91	146
Movement in unrecognized deferred income tax assets	(37)	29
Other	4	(6)
Total income tax expense	2 030	2 171
Effective tax rate	25.5%	26.5%

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

($ millions)	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)	
			December 31	December 31
	2025	2024	2025	2024
Property, plant and equipment	(166)	(53)	10 947	11 043
Decommissioning and restoration provision	20	(23)	(2 817)	(2 766)
Employee retirement benefit plans	(35)	(72)	(12)	(163)
Tax loss carry-forwards	105	(104)	(8)	(114)
Other	166	(42)	(30)	(183)
Net deferred income tax expense / (recovery) and liability	90	(294)	8 080	7 817

Change in Deferred Income Tax Balances

($ millions)	2025	2024
Net deferred income tax liability, beginning of year	7 817	7 916
Recognized in deferred income tax expense / (recovery)	90	(294)
Recognized in other comprehensive income	187	186
Foreign exchange, acquisition, disposition and other	(14)	9
Net deferred income tax liability, end of year	8 080	7 817

Deferred Tax in Shareholders' Equity

($ millions)	2025	2024
Deferred Tax in Other Comprehensive Income		
Actuarial gain on employment retirement benefit plans	187	186
Total income tax expense reported in equity	187	186

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $89 million (2024 – $119 million) deferred income tax asset on $749 million (2024 – $1.0 billion) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2025, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

11. Earnings per Common Share

($ millions)	2025	2024
Net earnings	5 918	6 016

(millions of common shares)		
Weighted average number of common shares	1 219	1 274
Dilutive securities:		
Effect of share options	1	2
Weighted average number of diluted common shares	1 220	1 276

(dollars per common share)		
Basic and diluted earnings per share	4.85	4.72

12. Cash and Cash Equivalents

($ millions)	December 31 2025	December 31 2024
Cash	3 581	3 141
Cash equivalents	69	343
	3 650	3 484

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2025	2024
Accounts receivable	378	1 330
Inventories	(143)	423
Accounts payable and accrued liabilities	(603)	51
Current portion of provisions	64	(132)
Income taxes payable (net)	99	454
	(205)	2 126
Relating to:		
Operating activities	(2)	2 114
Investing activities	(203)	12
	(205)	2 126

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
At December 31, 2023	494	348	3 478	—	11 087	398	—
Changes from financing cash flows:							
Net issuance of commercial paper	(503)	—	—	—	—	—	—
Repayment of long-term debt	—	—	—	—	(1 566)	—	—
Loss on extinguishment of long-term debt	—	—	—	—	170	—	—
Realized foreign exchange losses	7	—	—	—	289	—	—
Dividends paid on common shares	—	—	—	—	—	—	(2 803)
Lease liability payments	—	(471)	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	(16)	—
Other	—	—	—	—	2	—	—
Non-cash changes:							
Dividends declared on common shares	—	—	—	—	—	—	2 803
Unrealized foreign exchange gains	2	4	49	—	363	—	—
Reclassification of long-term debt	—	—	—	997	(997)	—	—
Lease derecognition	—	—	(27)	—	—	—	—
Reclassification of lease obligations	—	718	(718)	—	—	—	—
New lease liabilities	—	—	963	—	—	—	—
At December 31, 2024	—	599	3 745	997	9 348	382	—
Changes from financing cash flows:							
Repayment of long-term debt	—	—	—	(1 000)	—	—	—
Issuance of long-term debt	—	—	—	—	996	—	—
Dividends paid on common shares	—	—	—	—	—	—	(2 809)
Lease liability payments	—	(690)	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	(17)	—
Other	—	—	—	—	(1)	—	—
Non-cash changes:							
Dividends declared on common shares	—	—	—	—	—	—	2 809
Unrealized foreign exchange (gains) losses	—	—	(50)	94	(447)	—	—
Reclassification of long-term debt	—	—	—	882	(882)	—	—
Lease derecognition	—	—	(10)	—	—	—	—
Reclassification of lease obligations	—	729	(729)	—	—	—	—
New lease liabilities	—	—	923	—	—	—	—
At December 31, 2025	—	638	3 879	973	9 014	365	—

14. Inventories

($ millions)	December 31 2025	December 31 2024
Crude oil[1]	1 923	2 015
Refined products	2 133	1 984
Materials, supplies and merchandise	1 065	1 042
	5 121	5 041

(1) Includes $303 million of inventories held for trading purposes (2024 – $336 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2025, produced and purchased inventories of $36.1 billion (2024 – $37.1 billion) were recorded as an expense.

15. Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Plant and Equipment	Total
Cost			
At December 31, 2023	41 101	84 481	125 582
Additions	864	6 612	7 476
Transfers	(10)	10	—
Changes in decommissioning and restoration	107	109	216
Disposals and derecognition	(10)	(363)	(373)
Foreign exchange adjustments	344	342	686
At December 31, 2024	42 396	91 191	133 587
Additions	**1 104**	**5 623**	**6 727**
Changes in decommissioning and restoration	**147**	**122**	**269**
Disposals and derecognition	**(339)**	**(582)**	**(921)**
Foreign exchange adjustments	**(181)**	**(210)**	**(391)**
At December 31, 2025	**43 127**	**96 144**	**139 271**
Accumulated provision			
At December 31, 2023	(23 311)	(34 621)	(57 932)
Depreciation, depletion and amortization	(2 015)	(4 875)	(6 890)
Disposals and derecognition	8	239	247
Foreign exchange adjustments	(318)	(182)	(500)
At December 31, 2024	(25 636)	(39 439)	(65 075)
Depreciation, depletion and amortization	**(1 623)**	**(5 121)**	**(6 744)**
Disposals and derecognition	**286**	**446**	**732**
Foreign exchange adjustments	**156**	**88**	**244**
At December 31, 2025	**(26 817)**	**(44 026)**	**(70 843)**
Net property, plant and equipment			
December 31, 2024	16 760	51 752	68 512
December 31, 2025	**16 310**	**52 118**	**68 428**

	December 31, 2025			December 31, 2024		
($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value
Oil Sands	**98 272**	**(47 186)**	**51 086**	94 509	(42 601)	51 908
Exploration and Production	**18 905**	**(12 974)**	**5 931**	18 424	(12 771)	5 653
Refining and Marketing	**20 822**	**(10 057)**	**10 765**	19 524	(9 136)	10 388
Corporate and Eliminations	**1 272**	**(626)**	**646**	1 130	(567)	563
	139 271	**(70 843)**	**68 428**	133 587	(65 075)	68 512

At December 31, 2025, the balance of assets under construction and not subject to depreciation or depletion was $5.6 billion (December 31, 2024 – $6.8 billion).

16. Leases

Right-of-use Assets:

Right-of-use assets are presented within Property, Plant and Equipment.

ROU assets by asset class:

($ millions)	Plant and Equipment
Cost	
At December 31, 2023	5 206
Additions and adjustments	963
Disposals	(54)
Foreign exchange	28
At December 31, 2024	6 143
Additions and adjustments	**923**
Disposals	**(50)**
Foreign exchange	**(18)**
At December 31, 2025	**6 998**
Accumulated provision	
At December 31, 2023	(1 538)
Depreciation	(444)
Disposals	32
Foreign exchange	(15)
At December 31, 2024	(1 965)
Depreciation	**(661)**
Disposals	**19**
Foreign exchange	**7**
At December 31, 2025	**(2 600)**
Net ROU assets	
At December 31, 2024	4 178
At December 31, 2025	**4 398**

Lease Liabilities:

($ millions)	December 31 2025	December 31 2024
Total lease liabilities[(1)(2)]	**4 517**	4 344
Current portion of long-term lease liabilities	**(638)**	(599)
Long-term lease liabilities	**3 879**	3 745

(1) Lease liabilities include $286 million related to pipelines transporting crude to market using third parties.

(2) Interest rates range from 1.4% to 13.4% and maturity dates from 2026 to 2065.

Other lease-related items recognized in the Consolidated Statements of Comprehensive Income:

There were no leases with residual value guarantees. For the year ended December 31, 2025, total cash outflow for leases was $690 million in lease liability payments and $268 million in interest expense on leases liabilities (2024 – $471 million and $256 million, respectively).

17. Exploration and Evaluation Assets

($ millions)	December 31 2025	December 31 2024
Beginning of year	1 742	1 758
Disposals and derecognition	—	(16)
End of year	1 742	1 742

18. Other Assets

($ millions)	December 31 2025	December 31 2024
Investments[1]	337	347
Long-term third party receivable[1]	410	513
Pensions (note 22)	1 121	617
Other[1]	109	82
	1 977	1 559

(1) Prior period amounts have been reclassified to align with current period presentation of Investments, Long-term third party receivable and Other.

19. Goodwill and Other Intangible Assets

($ millions)	Oil Sands Goodwill	Refining and Marketing Goodwill	Digital Applications and Other	Total
At December 31, 2023	2 752	140	636	3 528
Additions	—	—	55	55
Amortization	—	—	(80)	(80)
At December 31, 2024	2 752	140	611	3 503
Additions	—	—	43	43
Amortization	—	—	(91)	(91)
At December 31, 2025	2 752	140	563	3 455

The company performed a goodwill impairment test at December 31, 2025 on the CGUs in the Oil Sands and Refining and Marketing segments. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of expected future cash flows.

For the Oil Sands segment the cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company's reserves and resources to estimate production profiles and volumes, and estimates of operating costs and capital expenditures. These also reflect current market assessments of key assumptions, including GHG costs, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates (Level 3 fair value inputs note 26). The future cash flow estimates are discounted using an after-tax risk-adjusted rate of 7.8% (2024 – 7.8%). The company based its cash flow projections on a period ranging from up to 50 years, using a West Texas Intermediate price of US$62.00/bbl in 2026, US$66.30/bbl in 2027, US$67.63/bbl in 2028 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials.

For the Refining and Marketing segment, the discounted cash flow forecasts are based on historical results adjusted for current production plans and business environment forecasts.

20. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Long-Term Debt

($ millions)	December 31 2025	December 31 2024
Fixed-term debt[1][2]		
5.60% Series 9 Medium Term Notes, due 2025	—	1 000
7.875% Debentures, due 2026 (US$275)	377	396
3.00% Series 5 Medium Term Notes, due 2026	96	96
5.40% Series 10 Medium Term Notes, due 2026	500	500
8.20% Notes, due 2027 (US$43)	59	62
2.95% Series 11 Medium Term Notes, due 2027	500	—
7.00% Debentures, due 2028 (US$250)	343	360
3.10% Series 6 Medium Term Notes, due 2029	65	65
5.00% Series 7 Medium Term Notes, due 2030	154	154
3.55% Series 12 Medium Term Notes, due 2030	500	—
7.15% Notes, due 2032 (US$500)	686	720
5.35% Notes, due 2033 (US$91)	123	130
5.95% Notes, due 2034 (US$500)	686	720
5.95% Notes, due 2035 (US$178)	243	257
5.39% Series 4 Medium Term Notes, due 2037	279	279
6.80% Notes, due 2038 (US$621)	852	895
6.50% Notes, due 2038 (US$476)	652	685
6.85% Notes, due 2039 (US$750)	1 029	1 080
6.00% Notes, due 2042 (US$32)	43	46
4.34% Series 5 Medium Term Notes, due 2046	300	300
4.00% Notes, due 2047 (US$750)	1 029	1 080
3.95% Series 8 Medium Term Notes, due 2051	500	500
3.75% Notes, due 2051 (US$750)	1 029	1 080
Total unsecured long-term debt	10 045	10 405
Deferred financing costs	(58)	(60)
	9 987	10 345
Current portion of long-term debt	(973)	(997)
Total long-term debt	9 014	9 348

(1) Prior period amounts have been reclassified to align with current period presentation of total unsecured long-term debt.

(2) Certain securities are redeemable at the option of the company.

In the fourth quarter of 2025, the company extended the maturity of its syndicated credit facilities from October 2027 and October 2028, to December 2028 and December 2029, respectively.

In the fourth quarter of 2025, the company issued $1.0 billion in aggregate principal of senior unsecured notes, consisting of $500 million principal amount of Series 11 Medium Term Notes due on November 14, 2027, having a coupon of 2.95% and $500 million principal amount of Series 12 Medium Term Notes due on November 14, 2030, having a coupon of 3.55%. Debt issuance costs were $4 million and were netted against the carrying amount of the debt and amortized using the effective interest method. Net proceeds were utilized to repay the 5.60% Series 9 Medium Term Notes, due 2025, with a principal amount of $1 billion.

In the fourth quarter of 2024, the company extended the maturity of its syndicated credit facilities from June 2026 to October 2027 and October 2028.

In the fourth quarter of 2024, the company executed a debt tender offer pursuant to which it repaid $1.1 billion CAD equivalent aggregate principal amount of debt above par plus accrued and unpaid interest of $24 million. As a result of the extinguishment, the company incurred

charges of $168 million related to accelerated amortization of debt issuance fees. This resulted in a total loss on extinguishment of long-term debt of $144 million ($111 million after tax). The general terms of the notes that were extinguished are as follows:

- 3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $115 million (partial repayment of $20 million);

- 3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $79 million (partial repayment of $13 million);

- 5.35% Notes, due 2033, with a principal amount of US$118 million (partial repayment of US$28 million);

- 5.95% Notes, due 2035, with a principal amount of US$199 million (partial repayment of US$22 million);

- 6.50% Notes, due 2038, with a principal amount of US$954 million (partial repayment of US$479 million); and

- 6.80% Notes, due 2038, with a principal amount of US$881 million (partial repayment of US$260 million).

In the third quarter of 2024, the company completed two partial redemptions, resulting in a debt extinguishment loss of $26 million ($23 million after tax). The general terms of the notes that were extinguished are as follows:

- 6.50% Notes, due 2038, with a principal amount of US$1.15 billion (partial repayment of US$196 million); and

- 6.80% Notes, due 2038, with a principal amount of US$900.0 million (partial repayment of US$19 million).

Scheduled Debt Repayments

Scheduled principal repayments for long-term debt are as follows:

($ millions)	Repayment
2026	973
2027	559
2028	343
2029	65
2030	654
Thereafter	7 451
	10 045

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2025
Fully revolving and expiring in 2029	2 750
Fully revolving and expiring in 2028	2 469
Can be terminated at any time at the option of the lenders	1 070
Total credit facilities	6 289
Credit facilities supporting standby letters of credit	(725)
Total unutilized credit facilities[1]	5 564

(1) Available credit facilities for liquidity purposes at December 31, 2025 decreased to $5.219 billion, compared to $5.475 billion at December 31, 2024.

21. Other Long-Term Liabilities

($ millions)	December 31 2025	December 31 2024
Pensions and other post-retirement benefits (note 22)	516	508
Share-based compensation plans (note 25)	328	334
Partnership liability (note 26)[1]	365	382
Emissions obligations	131	202
Other[2]	76	76
	1 416	1 502

(1) The company paid $62 million in 2025 (2024 – $63 million) in distributions to the partners of the East Tank Farm Development, of which $45 million (2024 – $47 million) was allocated to interest expense and $17 million (2024 – $16 million) to the principal.

(2) Prior period amounts have been reclassified to align with current period presentation of Other.

22. Pensions and Other Post-Retirement Benefits

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, and every year in the United States and Germany. The most recent valuations for the registered Canadian plans were performed as at December 31, 2024. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care, life insurance along with other long-term employee benefits, such as long-term disability benefits provided to retired employees and eligible surviving dependents.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

Defined Benefit Obligations and Funded Status

($ millions)	Pension Benefits		Other Post-Retirement Benefits	
	2025	2024	**2025**	2024
Change in benefit obligation				
Benefit obligation at beginning of year	**6 758**	6 607	**554**	559
Current service costs	**170**	183	**46**	13
Plan participants' contributions	**22**	77	**—**	—
Benefits paid	**(352)**	(382)	**(32)**	(33)
Interest costs	**312**	307	**26**	25
Foreign exchange	**(4)**	12	**(1)**	1
Settlements	**3**	4	**—**	—
Termination benefits	**—**	—		
Actuarial remeasurement:				
Experience loss (gain) arising on plan liabilities	**49**	17	**7**	(18)
Actuarial gain arising from changes in demographic assumptions	**(61)**	(10)	**(3)**	11
Actuarial gain arising from changes in financial assumptions	**(282)**	(57)	**(18)**	(4)
Benefit obligation at end of year	**6 615**	6 758	**579**	554
Change in plan assets				
Fair value of plan assets at beginning of year	**7 385**	6 738	**—**	—
Employer contributions	**(109)**	(90)	**—**	—
Plan participants' contributions	**22**	77	**—**	—
Benefits paid	**(344)**	(370)	**—**	—
Foreign exchange	**(7)**	11	**—**	—
Settlements	**2**	3	**—**	—
Administrative costs	**(7)**	(7)	**—**	—
Income on plan assets	**341**	308	**—**	—
Actuarial remeasurement:				
Return on plan assets greater / (less) than discount rate	**475**	715	**—**	—
Fair value of plan assets at end of year	**7 758**	7 385	**—**	—
Net surplus / (unfunded obligation) at end of year	**1 143**	627	**(579)**	(554)

The defined benefit asset (liability) is included as follows in the Consolidated Balance Sheet:

($ millions)	December 31 **2025**	December 31 2024
Amounts charged to		
Other assets (note 18)	**1 121**	617
Accounts payable and accrued liabilities	**(41)**	(36)
Other long-term liabilities (note 21)	**(516)**	(508)
	564	73

In 2023, the company entered into another contribution holiday for both the defined benefit plans and defined contribution plans, with the company anticipating to resume cash contributions in late 2027.

Of the total net surplus as at December 31, 2025, 98% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2024 – 98%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 12.9 years (2024 – 13.8 years).

($ millions)	Pension Benefits		Other Post-Retirement Benefits	
	2025	2024	**2025**	2024
Analysis of amount charged to earnings:				
Current service costs	**170**	183	**46**	13
Interest (income) costs	**(29)**	(1)	**26**	25
Defined benefit plans expense	**141**	182	**72**	38
Defined contribution plans expense	**8**	8	**—**	—
Total benefit plans expense charged to earnings	**149**	190	**72**	38

Components of defined benefit costs recognized in Other Comprehensive Income:

($ millions)	Pension Benefits		Other Post-Retirement Benefits	
	2025	2024	**2025**	2024
Actuarial loss (gain) arising from changes in experience	**49**	17	**7**	(18)
Actuarial gain arising from changes in demographic assumptions	**(61)**	(10)	**(18)**	(4)
Actuarial (gain) loss arising from changes in financial assumptions	**(282)**	(57)	**(3)**	11
Return on plan assets (greater) / less than discount rate (excluding amounts included in net interest expense)	**(475)**	(715)	**—**	—
Actuarial gain recognized in other comprehensive income	**(769)**	(765)	**(14)**	(11)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

(%)	Pension Benefits		Other Post-Retirement Benefits	
	December 31 2025	December 31 2024	**December 31 2025**	December 31 2024
Discount rate	**4.90**	4.60	**4.90**	4.60
Rate of compensation increase	**3.00**	3.00	**3.00**	3.00
Rate of health care cost increase	**–**	–	**5.00**	5.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change in these assumptions would have the following effects:

($ millions)	Pension Benefits	
	Increase	Decrease
1% change in discount rate		
Effect on the aggregate service and interest costs	(11)	13
Effect on the benefit obligations	(718)	897

($ millions)	Other Post-Retirement Benefits	
	Increase	Decrease
1% change in discount rate		
Effect on the benefit obligations	(57)	68
1% change in health care cost		
Effect on the aggregate service and interest costs	1	(1)
Effect on the benefit obligations	22	(20)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2025	2024
Equities	45	50
Fixed income	25	28
Real assets	22	20
Private debt and equity	8	2
Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

23. Provisions

($ millions)	Decommissioning and Restoration	Royalties	Other	Total
At December 31, 2023	11 931	290	372	12 593
Liabilities incurred	339	78	88	505
Change in discount rate	871	—	—	871
Changes in estimates	(1 007)	1	32	(974)
Liabilities settled	(488)	(89)	(174)	(751)
Accretion	592	—	—	592
Foreign exchange	33	—	20	53
At December 31, 2024	12 271	280	338	12 889
Less: current portion	(436)	(280)	(242)	(958)
	11 835	—	96	11 931
At December 31, 2024	12 271	280	338	12 889
Liabilities incurred	443	155	10	608
Change in discount rate	(401)	—	—	(401)
Changes in estimates	231	1	(36)	196
Liabilities settled	(505)	(57)	(147)	(709)
Accretion	576	—	—	576
Foreign exchange	5	—	—	5
At December 31, 2025	12 620	379	165	13 164
Less: current portion	(621)	(379)	(56)	(1 056)
	11 999	—	109	12 108

Decommissioning and restoration provisions are associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2025 was approximately $22.2 billion (December 31, 2024 – $21.5 billion). A weighted average credit-adjusted risk-free interest rate of 5.00% was used to discount the provision recognized at December 31, 2025 (December 31, 2024 – 4.80%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue beyond the lives of the operating assets, the majority of expenditures are expected to occur in the next 40 years.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2025	2024
1% Increase	(1 798)	(1 856)
1% Decrease	2 335	2 437

24. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Share Repurchase Programs

Share repurchase activities during the year:

($ millions, except as noted)	2025	2024
Share repurchase activities (thousands of common shares)		
Shares repurchased	55 322	55 564
Amounts charged to		
Share capital	945	943
Retained earnings	2 080	1 965
Share repurchase cost before tax	3 025	2 908
Retained earnings - share buyback tax	56	48
Share repurchase cost	3 081	2 956
Average repurchase cost per share	54.68	52.33

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2025	December 31 2024
Amounts charged to		
Share capital	90	104
Retained earnings	229	209
Liability for share purchase commitment	319	313

Dividends Declared

During 2025, the company declared dividends of $2.31 per common share (2024 – $2.22 per common share). On November 4, 2025, the company's Board of Directors approved and increased a quarterly dividend of $0.60 per common share.

25. Share-Based Compensation

Share-Based Compensation Expense

Included in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2025	2024
Equity-settled plans	13	13
Cash-settled plans	460	497
Total share-based compensation expense	473	510

Liability Recognized for Share-Based Compensation

Included in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	December 31 2025	December 31 2024
Current liability	495	487
Long-term liability (note 21)	328	334
Total Liability	823	821

The intrinsic value of the vested awards at December 31, 2025 was $494 million (December 31, 2024 – $497 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are noted below:

	2025	2024
Annual dividend per share (dollars)	2.31	2.22
Risk-free interest rate	2.75%	3.57%
Expected life	4.4 years	4.4 years
Expected volatility	35%	45%
Weighted average fair value per option (dollars)	12.52	13.09

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period consistent with the expected life of the options.

Stock option plan activities:

	2025		2024	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
	(thousands)	**($)**	(thousands)	($)
Outstanding, beginning of year	**8 135**	**40.11**	17 036	39.32
Granted	**1 231**	**56.58**	1 195	45.91
Exercised as options for common shares	**(4 510)**	**40.08**	(9 796)	39.33
Forfeited/expired	**(102)**	**48.22**	(300)	43.78
Outstanding, end of year	**4 754**	**44.23**	8 135	40.11
Exercisable, end of year	**2 577**	**38.20**	5 966	38.66

For the options outstanding at December 31, 2025, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable	
Exercise Prices ($)	**Number** (thousands)	**Weighted Average Remaining Contractual Life** (years)	**Weighted Average Exercise Price ($)**	**Number** (thousands)	**Weighted Average Exercise Price ($)**
22.63-38.55	**942**	2	30.91	**942**	30.91
38.56-43.52	**970**	2	39.28	**894**	39.31
43.53-45.74	**679**	4	45.49	**422**	45.49
45.75-56.43	**974**	5	46.04	**294**	46.13
56.44-61.17	**1 189**	6	56.62	**25**	56.58
Total	**4 754**	4	44.23	**2 577**	38.20

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	**2025**	2024
	25 302	26 430

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU, including climate change PSUs, are a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2023	2 314	26 530	1 169
Granted	616	6 379	138
Redeemed for cash	(824)	(12 570)	(418)
Forfeited/expired	(210)	(870)	—
Outstanding, December 31, 2024	1 896	19 469	889
Granted	**1 040**	**5 038**	**136**
Redeemed for cash	**(1 217)**	**(7 877)**	**(211)**
Forfeited/expired	**(48)**	**(84)**	**—**
Outstanding, December 31, 2025	**1 671**	**16 546**	**814**

26. Financial Instruments and Risk Management

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $10.0 billion (December 31, 2024 – $10.3 billion) and the fair value at December 31, 2025 was $9.8 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor has a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) where FMFN and MCFN own a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2025, the carrying value of the Partnership liability accounted for under amortized cost was $382 million (December 31, 2024 – $398 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	**2025**	2024
Fair value outstanding, beginning of year	**82**	(20)
Changes in fair value recognized in earnings during the year (note 7)	**161**	114
Contracts realized during the year - (gain)	**(50)**	(12)
Fair value outstanding, end of year	**193**	82

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

- Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

- Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

- Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2025 and 2024.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	70	83	—	153
Accounts payable	(43)	(28)	—	(71)
Balance at December 31, 2024	27	55	—	82
Accounts receivable	**212**	**55**	**—**	**267**
Accounts payable	**(38)**	**(36)**	**—**	**(74)**
Balance at December 31, 2025	**174**	**19**	**—**	**193**

During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2025 and 2024.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented
Fair value of derivative assets	5 222	(5 069)	153
Accounts receivable	7 621	(4 632)	2 989
Balance at December 31, 2024	12 843	(9 701)	3 142
Fair value of derivative assets	**3 839**	**(3 572)**	**267**
Accounts receivable	**6 891**	**(4 090)**	**2 801**
Balance at December 31, 2025	**10 730**	**(7 662)**	**3 068**

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented
Fair value of derivative liabilities	(5 140)	5 069	(71)
Accounts payable	(7 210)	4 632	(2 578)
Balance at December 31, 2024	(12 350)	9 701	(2 649)
Fair value of derivative liabilities	**(3 646)**	**3 572**	**(74)**
Accounts payable	**(6 169)**	**4 090**	**(2 079)**
Balance at December 31, 2025	**(9 815)**	**7 662**	**(2 153)**

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks as well as liquidity risk and credit risk.

A formal governance process, overseen by the Commodity Risk Management Committee (CRMC) under the Board of Directors, monitors limits, ensures policy compliance and reviews risk methodologies.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through various strategies including the use of derivative contracts to limit exposure to fluctuations in crude oil and refined product prices during transportation.

An increase or decrease of US$10/bbl of crude oil as at December 31, 2025, would increase or decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $328 million (2024 – $316 million increase or decrease).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars).

To manage the company's exposure to foreign exchange rate volatility, the company may periodically enter into foreign exchange rate derivative contracts to fix the foreign exchange rate. As at December 31, 2025, the company had no outstanding foreign exchange derivative contracts.

As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A $0.01 strengthening in the Cdn$ relative to the US$ exchange rate as at December 31, 2025, would increase pre-tax earnings related to the company's U.S. dollar denominated long-term debt by approximately $100 million (2024 – $105 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would increase by approximately $37 million primarily due to a slight increase in cash balances and the reduction in long-term debt (2024 – approximately $35 million increase). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2025.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

($ millions)	December 31, 2024			
	Trade and Other Payables[1]	Gross Derivative Liabilities[2]	Debt[3]	Lease Liabilities
Within one year	8 090	4 084	1 587	852
2 to 3 years	—	1 056	2 037	1 404
4 to 5 years	—	—	1 330	943
Over 5 years	—	—	12 425	3 674
	8 090	5 140	17 379	6 873

($ millions)	December 31, 2025			
	Trade and Other Payables[1]	Gross Derivative Liabilities[2]	Debt[3]	Lease Liabilities
Within one year	7 449	3 077	1 500	888
2 to 3 years	—	569	1 846	1 346
4 to 5 years	—	—	1 591	938
Over 5 years	—	—	11 355	3 871
	7 449	3 646	16 292	7 043

(1) Trade and other payables exclude net derivative liabilities of $74 million (2024 – $71 million).

(2) Gross derivative liabilities of $3.646 billion (2024 – $5.140 billion) are offset by gross derivative assets of $3.572 billion (2024 – $5.069 billion), resulting in a net amount of $74 million (2024 – $71 million).

(3) Debt includes long-term debt and interest payments on fixed-term debt.

3) Credit Risk

Credit risk is the chance a customer or counterparty fails to meet its obligations. The company assesses each new party's creditworthiness, assigns limits, and continuously monitors exposures. Credit limits are reduced if risk increases, and regular reporting plus quarterly Credit Committee reviews ensure compliance with the credit policy.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2025, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2025, the company's net exposure was $267 million (December 31, 2024 – $153 million).

27. Capital Structure Financial Policies

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to maximize shareholder returns.

The company's capital is primarily monitored by reviewing the ratios of net debt and lease liabilities to adjusted funds from operations[2] and total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity.

Net debt and lease liabilities to adjusted funds from operations[2] is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly, and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2025 and 2024. The company's financial measures, as set out in the following schedule, were unchanged from 2024. The company believes that achieving its capital target helps to provide the company with access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity was 24.3% at December 31, 2025 and slightly decreased primarily due to lower debt levels. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31 2025	December 31 2024
Components of ratios			
Short-term debt		—	—
Current portion of long-term debt		973	997
Long-term debt		9 014	9 348
Total debt[1]		9 987	10 345
Current portion of long-term lease liabilities		638	599
Long-term lease liabilities		3 879	3 745
Total debt and lease liabilities[1]		14 504	14 689
Less: Cash and cash equivalents		3 650	3 484
Net debt and lease liabilities[1]		10 854	11 205
Net debt[1]		6 337	6 861
Shareholders' equity		45 124	44 514
Total capitalization (total debt and lease liabilities plus shareholders' equity)		59 628	59 203
Adjusted funds from operations[2]		12 783	13 846
Net debt and lease liabilities to adjusted funds from operations		0.8	0.8
Total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity	20% – 35%	24.3%	24.8%

(1)   Total debt, total debt and lease liabilities, net debt and lease liabilities and net debt are non-GAAP financial measures.

(2)   Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

28. Joint Arrangements

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2025	Ownership % 2024
Oil Sands				
Operated by Suncor:				
Syncrude	Oil sands development	Canada	**58.74**	58.74
Exploration and Production				
Operated by Suncor:				
Terra Nova	Oil and gas production	Canada	**48.00**	48.00
Non-operated:				
Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	**19.48-20.00**	19.48-20.00
Hebron	Oil and gas production	Canada	**21.03**	21.03
White Rose and the White Rose Extensions	Oil and gas production	Canada	**38.625-40.00**	38.625-40.00

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations and Corporate segment, are shown below:

($ millions)	Joint ventures 2025	Joint ventures 2024	Associates 2025	Associates 2024
Net earnings	**68**	55	**4**	6
Total comprehensive earnings	**68**	55	**4**	6
Carrying amount as at December 31	**200**	138	**34**	65

29. Subsidiaries

Material wholly owned subsidiaries, either directly or indirectly, by the company as at December 31, 2025 are shown below:

Material Subsidiaries	Principal Activity
Canadian Operations	
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.
Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.
Suncor Energy Marketing Inc.	This subsidiary markets production from the company's upstream Canadian operations, manages energy trading activities, and markets and procures select products for the downstream business.
Canadian Oil Sands Partnership #1	This partnership holds the 58.74% ownership in the Syncrude joint operation.
Fort Hills Energy Limited Partnership	This partnership holds the company's Fort Hills operations assets.
U.S. Operations	
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.
Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

30. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2025 and 2024 are as follows:

($ millions)	2025	2024
Sales[1]	1 468	1 504
Purchases	109	130
Accounts receivable	40	41
Accounts payable and accrued liabilities	—	—

(1) Includes sales to Petroles Cadeko Inc. of $809 million (2024 – $823 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2025	2024
Salaries and other short-term benefits	17	12
Pension and other post-retirement benefits	2	2
Share based compensation	76	63
	95	77

31. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period						
($ millions)	2026	2027	2028	2029	2030	Thereafter	Total
Commitments							
Product transportation and storage	1 855	1 658	1 600	1 493	1 346	9 971	17 923
Energy services & other long-term contracts	393	280	185	172	173	150	1 353
Exploration work commitments	—	—	—	—	—	477	477
	2 248	1 938	1 785	1 665	1 519	10 598	19 753

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 23), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

(c) Guarantees

At December 31, 2025, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 20) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2025, the probability is remote that these guarantee commitments will impact the company.

2025 Suncor Energy Inc. Annual Report for the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)

Introduction

This report is filed by Suncor Energy Inc. ("Suncor") and outlines the steps Suncor has taken during 2025, its most recently completed financial year, to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by Suncor or of goods imported into Canada by Suncor.

This report is also jointly filed on behalf of the following entities: Suncor Energy Oil Sands Limited Partnership, Suncor Energy Marketing Inc., Suncor Energy Logistics Corp., Suncor Energy Services Inc., Suncor Energy Products Partnership, Suncor Energy Oil Sands Inc., Suncor Energy (Syncrude) Operating Inc., Petro-Canada Terra Nova Partnership, Petro-Canada Hibernia Partnership, Petro-Canada Hebron Partnership, Fort Hills Energy Limited Partnership, Suncor Energy Operating Inc., Thebacha Limited Partnership, Canadian Oil Sands Partnership #1, Northern Courier Pipelines Limited Partnership.

Suncor's Structure, Activities and Supply Chains

Suncor Energy is Canada's leading integrated energy company. Suncor's operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment produces bitumen from mining and in situ operations in northern Alberta. Bitumen is either upgraded into SCO or blended with diluent for refinery feedstock or direct sale to market. This segment includes the marketing, supply, transportation and risk management of crude oil, power, and byproducts. This segment of Suncor's business includes Oil Sands Base and In Situ operations, Fort Hills, and Syncrude.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the east coast of Canada, and onshore assets in Libya and Syria. This segment includes an operated asset (Terra Nova) and several non-operated investments offshore in Canada, as well as working interests in production sharing agreements in both Libya and Syria. This segment also includes the marketing and risk management of crude oil.

Refining and Marketing

Suncor's R&M segment consists of two primary operations: refining, supply and marketing operations, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and by-products. This segment also includes the trading of crude oil, refined products, natural gas and power.

Corporate and Eliminations

This segment includes activities not directly attributable to any other operating segment, including debt and borrowing costs, expenses not allocated to other operating segments, investments in certain clean technologies and intersegment revenues and expenses.

Supply Chains

Suncor's suppliers are located across Canada and in 20 countries worldwide. In 2025, the majority of Suncor's supply chain spend was within Canada and approximately 99% was within North America. Suncor's purchased goods and services include: building and construction services, plant management, chemicals, industrial equipment and mining-related goods and services.

Supply Chain plays a vital role in supporting the company's commitment to safe, efficient, environmentally responsible and ethical energy production. We work with suppliers who share our values and align with our strategic objectives. This means seeking ways to reduce environmental impacts, strengthen community partnerships and collectively contribute to economic growth.

Policies, Due Diligence and Assessment of Effectiveness

Suncor's Human Rights Policy is available on Suncor's website (www.suncor.com).

Suncor's due diligence processes that relate to forced labour and child labour include:

- *Vendor Selection:* Potential vendors are assessed, including consideration of geographic location, human rights legislation and standard practices in those regions, and the nature of the work to be performed.

- *Supplier Code of Conduct:* Suncor's Supplier Code of Conduct highlights the values that are important to Suncor and is a guide to the standard of behaviour required of all suppliers, contractors, consultants and other third parties with whom Suncor does business. The Supplier Code of Conduct expressly prohibits the use of forced labour and child labour. Compliance with the Supplier Code of Conduct is a standard requirement for all Suncor supply chain contracts.

- *Vendor Technical Audits:* Suncor conducts numerous vendor technical audits every year which, in part, assess whether vendors have protections and processes in place to mitigate forced labour and child labour risks;

- *Risk Assessment:* Suncor conducts an annual human rights risk assessment, which includes an evaluation of the effectiveness of the controls Suncor has put in place to mitigate forced labour and child labour risks;

- *Monitoring:* Suncor reviews its global business activities on a quarterly basis to identify and assess activities in jurisdictions with elevated forced labour and child labour risks;

- *Policy and Regulatory Management System:* Suncor has a process for managing policy and regulatory issues that encompasses forced labour and child labour; and

- *Reporting Channels:* The Suncor Integrity Hotline is available to employees, suppliers, and the public to report matters of concern, including issues relating to forced labour and child labour.

Remediation Measures

Suncor did not identify any instances of forced labour or child labour in its supply chains during its previous financial year. Accordingly, no remediation measures were taken.

Training

All Suncor personnel are required to complete annual training on Suncor's Standards of Business Conduct Code, which is a guide to ethical decision making in support of Suncor's value to "Act with Integrity".

A targeted group of Suncor personnel have also taken a training program offered through IPIECA and the Sustainability School on labour rights in the oil & gas sector. This group of specialists includes representatives from Sustainability, Supply Chain and Legal Affairs.

Attestation

In accordance with the requirements of the Act, and in particular section 11 thereof, I, in my capacity as a director of Suncor, attest that I have reviewed the information contained in the report for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full name: Richard M. Kruger

Title: Director

Date: February 25, 2026

Signature:

(I have the authority to bind Suncor Energy Inc.)

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)

($ millions, except per share amounts)	Mar 31 2025	Quarter Ended Jun 30 2025	Sep 30 2025	Dec 31 2025	Total Year 2025	Mar 31 2024	Quarter Ended Jun 30 2024	Sep 30 2024	Dec 31 2024	Total Year 2024
Gross revenues	**13 330**	**12 749**	**13 565**	**12 733**	**52 377**	13 305	14 014	13 905	13 657	54 881
Earnings (loss) before income taxes										
Oil Sands	**1 675**	**844**	**1 638**	**1 120**	**5 277**	1 371	1 792	1 819	1 625	6 607
Exploration and Production	**158**	**165**	**142**	**61**	**526**	274	196	272	125	867
Refining and Marketing	**672**	**377**	**878**	**895**	**2 822**	1 114	593	479	410	2 596
Corporate and Eliminations	**(215)**	**48**	**(441)**	**(69)**	**(677)**	(539)	(398)	124	(1 070)	(1 883)
Income tax expense	**(601)**	**(300)**	**(598)**	**(531)**	**(2 030)**	(610)	(615)	(674)	(272)	(2 171)
Net earnings	**1 689**	**1 134**	**1 619**	**1 476**	**5 918**	1 610	1 568	2 020	818	6 016
Adjusted operating earnings (loss)[A]										
Oil Sands	**1 620**	**926**	**1 627**	**1 129**	**5 302**	1 365	1 745	1 786	1 609	6 505
Exploration and Production	**158**	**165**	**142**	**61**	**526**	274	196	272	125	867
Refining and Marketing	**667**	**404**	**894**	**893**	**2 858**	1 118	588	484	410	2 600
Corporate and Eliminations	**(229)**	**(318)**	**(255)**	**(249)**	**(1 051)**	(319)	(295)	1	(200)	(813)
Income tax expense included in adjusted operating earnings	**(587)**	**(304)**	**(614)**	**(509)**	**(2 014)**	(621)	(608)	(668)	(378)	(2 275)
Total	**1 629**	**873**	**1 794**	**1 325**	**5 621**	1 817	1 626	1 875	1 566	6 884
Adjusted funds from (used in) operations[A]										
Oil Sands	**2 810**	**2 399**	**2 900**	**2 406**	**10 515**	2 443	3 108	3 165	3 126	11 842
Exploration and Production	**330**	**372**	**279**	**214**	**1 195**	467	398	471	274	1 610
Refining and Marketing	**902**	**615**	**1 216**	**1 174**	**3 907**	1 306	893	701	638	3 538
Corporate and Eliminations	**(349)**	**(285)**	**(152)**	**(108)**	**(894)**	(398)	(221)	71	(131)	(679)
Current income tax expense	**(648)**	**(412)**	**(412)**	**(468)**	**(1 940)**	(649)	(781)	(621)	(414)	(2 465)
Total	**3 045**	**2 689**	**3 831**	**3 218**	**12 783**	3 169	3 397	3 787	3 493	13 846
Change in non-cash working capital	**(889)**	**230**	**(46)**	**703**	**(2)**	(382)	432	474	1 590	2 114
Cash flow provided by operating activities	**2 156**	**2 919**	**3 785**	**3 921**	**12 781**	2 787	3 829	4 261	5 083	15 960
Free funds flow (deficit)[A][C]										
Oil Sands	**2 061**	**1 290**	**1 902**	**1 393**	**6 646**	1 448	1 671	2 198	2 185	7 502
Exploration and Production	**121**	**143**	**97**	**37**	**398**	325	169	190	19	703
Refining and Marketing	**722**	**253**	**926**	**858**	**2 759**	1 138	518	406	286	2 348
Corporate and Eliminations	**(356)**	**(293)**	**(166)**	**(121)**	**(936)**	(404)	(227)	59	(153)	(725)
Current income tax expense	**(648)**	**(412)**	**(412)**	**(468)**	**(1 940)**	(649)	(781)	(621)	(414)	(2 465)
Total	**1 900**	**981**	**2 347**	**1 699**	**6 927**	1 858	1 350	2 232	1 923	7 363
Per common share										
Net earnings – basic	**1.36**	**0.93**	**1.34**	**1.23**	**4.85**	1.25	1.22	1.59	0.65	4.72
Net earnings – diluted	**1.36**	**0.93**	**1.34**	**1.23**	**4.85**	1.25	1.22	1.59	0.65	4.72
Adjusted operating earnings[A][B]	**1.31**	**0.71**	**1.48**	**1.10**	**4.61**	1.41	1.27	1.48	1.25	5.40
Cash dividends[B]	**0.57**	**0.57**	**0.57**	**0.60**	**2.31**	0.55	0.55	0.55	0.57	2.22
Adjusted funds from operations[A][B]	**2.46**	**2.20**	**3.16**	**2.68**	**10.49**	2.46	2.65	2.98	2.78	10.87
Cash flow provided by operating activities[B]	**1.74**	**2.38**	**3.13**	**3.27**	**10.48**	2.16	2.98	3.36	4.05	12.53
Free funds flow[A][B][C]	**1.53**	**0.80**	**1.94**	**1.42**	**5.68**	1.44	1.05	1.76	1.53	5.78
Returns to shareholders										
Dividends paid on common shares	**705**	**697**	**688**	**719**	**2 809**	702	698	690	713	2 803
Repurchase of common shares[E]	**750**	**750**	**750**	**775**	**3 025**	293	825	790	1 000	2 908
Total returns to shareholders	**1 455**	**1 447**	**1 438**	**1 494**	**5 834**	995	1 523	1 480	1 713	5 711
Capital expenditures (including capitalized interest)										
Oil Sands	**749**	**1 109**	**998**	**1 013**	**3 869**	995	1 437	967	941	4 340
Exploration and Production	**209**	**229**	**182**	**177**	**797**	142	229	281	255	907
Refining and Marketing	**180**	**362**	**290**	**316**	**1 148**	168	375	295	352	1 190
Corporate and Eliminations	**7**	**8**	**14**	**13**	**42**	6	6	12	22	46
Total capital expenditures	**1 145**	**1 708**	**1 484**	**1 519**	**5 856**	1 311	2 047	1 555	1 570	6 483

See accompanying footnotes and definitions to the operating summaries.

Supplemental Financial and Operating Information
Quarterly Financial Summary (continued)
(unaudited)

	Twelve Months Ended					Twelve Months Ended			
	Mar 31	**Jun 30**	**Sep 30**	**Dec 31**		Mar 31	Jun 30	Sep 30	Dec 31
	2025	**2025**	**2025**	**2025**		2024	2024	2024	2024
Return on capital employed (ROCE)[(A)(D)(F)] (%)	**12.8**	**11.1**	**11.0**	**11.3**		15.7	15.6	15.6	13.0

(A)   Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information — Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Presented on a basic per share basis.

(C)   Beginning in the second quarter of 2024, the company included the presentation of free funds flow by segment and on a basic per share basis.

(D)   Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(E)   Excludes taxes paid on share repurchase costs of $48 million in the first quarter of 2025, $56 million in the fourth quarter of 2025, and $104 million for the year ended December 31, 2025.

(F)   ROCE was impacted by the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada for the first nine months of 2024.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary

(unaudited)

	Quarter Ended				Total	Quarter Ended				Total
Oil Sands	**Mar 31 2025**	**Jun 30 2025**	**Sep 30 2025**	**Dec 31 2025**	**Year 2025**	Mar 31 2024	Jun 30 2024	Sep 30 2024	Dec 31 2024	Year 2024
Production volumes (mbbls/d)										
Total Oil Sands bitumen production	**937.3**	**860.8**	**958.3**	**992.7**	**937.5**	932.1	834.4	909.6	951.5	907
Oil Sands production volumes[A]										
Oil Sands operations – SCO, diesel and other products	**361.3**	**280.6**	**370.6**	**361.9**	**343.7**	374.6	321.6	329.5	357.6	345.8
Oil Sands operations – Bitumen	**165.3**	**162.8**	**150.4**	**165.2**	**160.9**	120.3	136.9	128.5	180.9	141.8
Syncrude – SCO, diesel and bitumen	**206.0**	**196.5**	**200.7**	**225.0**	**207.1**	197.9	171.1	213.8	214.9	199.5
Fort Hills – Bitumen	**176.4**	**162.9**	**184.1**	**178.2**	**175.4**	177.6	166.9	166.0	161.7	168.0
Inter-asset transfers and consumption	**(118.1)**	**(54.4)**	**(93.6)**	**(84.9)**	**(87.7)**	(85.4)	(80.5)	(61.8)	(97.6)	(81.3)
Total Oil Sands production volumes	**790.9**	**748.4**	**812.2**	**845.4**	**799.4**	785.0	716.0	776.0	817.5	773.8
Oil Sands – upgraded – net SCO and diesel										
Oil Sands operations	**361.3**	**280.6**	**370.6**	**361.9**	**343.7**	374.6	321.6	329.5	357.6	345.8
Syncrude	**206.0**	**187.4**	**200.6**	**224.9**	**204.8**	197.9	166.7	213.7	214.9	198.4
Inter-asset transfers and consumption	**(30.7)**	**(29.8)**	**(27.1)**	**(29.8)**	**(29.4)**	(27.5)	(26.6)	(29.4)	(28.9)	(28.1)
Total Oil Sands – upgraded – net SCO and diesel production	**536.6**	**438.2**	**544.1**	**557.0**	**519.1**	545.0	461.7	513.8	543.6	516.1
Oil Sands – non-upgraded bitumen										
Oil Sands operations	**165.3**	**162.8**	**150.4**	**165.2**	**160.9**	120.3	136.9	128.5	180.9	141.8
Fort Hills	**176.4**	**162.9**	**184.1**	**178.2**	**175.4**	177.6	166.9	166.0	161.7	168.0
Syncrude	**—**	**9.1**	**0.1**	**0.1**	**2.3**	—	4.4	0.1	—	1.1
Inter-asset transfers	**(87.4)**	**(24.6)**	**(66.5)**	**(55.1)**	**(58.3)**	(57.9)	(53.9)	(32.4)	(68.7)	(53.2)
Total Oil Sands – non-upgraded bitumen production	**254.3**	**310.2**	**268.1**	**288.4**	**280.3**	240	254.3	262.2	273.9	257.7
Oil Sands production volumes to market										
Upgraded – net SCO and diesel	**536.6**	**438.2**	**544.1**	**557.0**	**519.1**	545.0	461.7	513.8	543.6	516.1
Non-upgraded bitumen	**254.3**	**310.2**	**268.1**	**288.4**	**280.3**	240.0	254.3	262.2	273.9	257.7
Total Oil Sands production volumes	**790.9**	**748.4**	**812.2**	**845.4**	**799.4**	785.0	716.0	776.0	817.5	773.8
Oil Sands sales volumes (mbbls/d)										
Upgraded – net SCO and diesel	**528.5**	**440.2**	**541.9**	**570.3**	**520.4**	550.3	453.8	510.3	538.3	513.2
Non-upgraded bitumen	**244.9**	**307.6**	**277.9**	**283.7**	**278.6**	233.8	272.6	254.2	282.3	260.8
Total Oil Sands sales volumes	**773.4**	**747.8**	**819.8**	**854.0**	**799.0**	784.1	726.4	764.5	820.6	774.0
Oil Sands operations cash operating costs[1][B] ($ millions)										
Cash costs	**1 194**	**1 024**	**1 142**	**1 119**	**4 479**	1 107	1 123	1 045	1 235	4 510
Natural gas	**123**	**102**	**51**	**137**	**413**	103	65	40	80	288
	1 317	**1 126**	**1 193**	**1 256**	**4 892**	1 210	1 188	1 085	1 315	4 798
Oil Sands operations cash operating costs[1][B] ($/bbl)*										
Cash costs	**25.20**	**25.45**	**23.80**	**23.05**	**24.30**	24.55	26.90	24.80	24.95	25.30
Natural gas	**2.60**	**2.50**	**1.05**	**2.85**	**2.25**	2.30	1.55	0.95	1.60	1.60
	27.80	**27.95**	**24.85**	**25.90**	**26.55**	26.85	28.45	25.75	26.55	26.90
Fort Hills cash operating costs[1][B] ($ millions)										
Cash costs	**514**	**528**	**511**	**494**	**2 047**	505	453	501	493	1 952
Natural gas	**24**	**16**	**9**	**24**	**73**	26	12	9	17	64
	538	**544**	**520**	**518**	**2 120**	531	465	510	510	2 016
Fort Hills cash operating costs[1][B] ($/bbl)*										
Cash costs	**32.35**	**35.65**	**30.10**	**30.10**	**31.95**	31.20	29.80	32.80	33.15	31.75
Natural gas	**1.50**	**1.10**	**0.55**	**1.50**	**1.15**	1.65	0.80	0.60	1.10	1.05
	33.85	**36.75**	**30.65**	**31.60**	**33.10**	32.85	30.60	33.40	34.25	32.80
Syncrude cash operating costs[1][B] ($ millions)										
Cash costs	**654**	**636**	**576**	**624**	**2 490**	620	615	643	637	2 515
Natural gas	**16**	**16**	**5**	**19**	**56**	22	10	6	12	50
	670	**652**	**581**	**643**	**2 546**	642	625	649	649	2 565
Syncrude cash operating costs[1][B] ($/bbl)*										
Cash costs	**35.25**	**35.60**	**31.15**	**30.15**	**32.95**	34.45	39.50	32.70	32.20	34.45
Natural gas	**0.85**	**0.90**	**0.30**	**0.90**	**0.75**	1.25	0.65	0.30	0.60	0.70
	36.10	**36.50**	**31.45**	**31.05**	**33.70**	35.70	40.15	33.00	32.80	35.15

(A) Beginning in the first quarter of 2024, to better reflect the company's individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information ─ Non-GAAP and Other Financial Measures sections of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Oil Sands Segment Operating Netbacks[A][B]	Mar 31 2025	Jun 30 2025	Sep 30 2025	Dec 31 2025	Total Year 2025	Mar 31 2024	Jun 30 2024	Sep 30 2024	Dec 31 2024	Total Year 2024
	Quarter Ended					Quarter Ended				
Non-upgraded bitumen ($/bbl)										
Average price realized	**78.00**	**67.95**	**71.93**	**58.13**	**68.61**	72.52	88.08	79.37	76.43	79.31
Royalties	**(10.20)**	**(8.79)**	**(9.09)**	**(7.13)**	**(8.75)**	(10.41)	(13.29)	(10.77)	(12.13)	(11.71)
Transportation and distribution costs	**(6.87)**	**(6.71)**	**(6.65)**	**(6.17)**	**(6.59)**	(7.41)	(5.62)	(6.49)	(7.19)	(6.66)
Net operating expenses	**(19.05)**	**(20.69)**	**(19.48)**	**(19.65)**	**(19.76)**	(22.74)	(19.94)	(22.93)	(19.65)	(21.22)
Operating netback	**41.88**	**31.76**	**36.71**	**25.18**	**33.51**	31.96	49.23	39.18	37.46	39.72
Upgraded – net SCO and diesel ($/bbl)										
Average price realized	**99.27**	**90.10**	**92.43**	**83.40**	**91.16**	93.64	110.20	103.52	98.58	101.05
Royalties	**(12.41)**	**(8.75)**	**(12.98)**	**(8.28)**	**(10.64)**	(11.19)	(16.25)	(14.32)	(12.58)	(13.45)
Transportation and distribution costs	**(3.03)**	**(3.67)**	**(3.67)**	**(3.13)**	**(3.37)**	(2.67)	(3.71)	(2.95)	(3.30)	(3.14)
Net operating expenses	**(36.83)**	**(39.90)**	**(31.89)**	**(33.51)**	**(35.26)**	(34.49)	(39.28)	(33.39)	(35.31)	(35.48)
Operating netback	**47.00**	**37.78**	**43.89**	**38.48**	**41.89**	45.29	50.96	52.86	47.39	48.98
Average Oil Sands segment ($/bbl)										
Average price realized	**92.54**	**80.98**	**85.48**	**75.00**	**83.29**	87.34	101.90	95.49	90.96	93.73
Royalties	**(11.71)**	**(8.76)**	**(11.66)**	**(7.90)**	**(9.98)**	(10.96)	(15.14)	(13.14)	(12.43)	(12.87)
Transportation and distribution costs	**(4.26)**	**(4.92)**	**(4.68)**	**(4.14)**	**(4.49)**	(4.10)	(4.42)	(4.13)	(4.64)	(4.32)
Net operating expenses	**(31.20)**	**(32.00)**	**(27.68)**	**(28.90)**	**(29.86)**	(30.98)	(32.02)	(29.91)	(29.92)	(30.68)
Operating netback	**45.37**	**35.30**	**41.46**	**34.06**	**38.96**	41.30	50.32	48.31	43.97	45.86

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information — Non-GAAP and Other Financial Measures sections of this Annual Report.

(B) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Exploration and Production	Quarter Ended				Total Year	Quarter Ended				Total Year
	Mar 31 2025	Jun 30 2025	Sep 30 2025	Dec 31 2025	2025	Mar 31 2024	Jun 30 2024	Sep 30 2024	Dec 31 2024	2024
Production volumes										
E&P Canada (mbbls/d)	55.6	56.4	55.6	62.5	57.5	46.7	49.0	52.6	50.3	49.7
E&P International (mbbls/d)	6.7	3.3	2.2	1.1	3.3	3.6	5.6	—	7.2	4.1
Total production volumes (mbbls/d)	**62.3**	**59.7**	**57.8**	**63.6**	**60.8**	50.3	54.6	52.6	57.5	53.8
Total sales volumes (mbbls/d)	**55.0**	**65.0**	**67.4**	**51.5**	**59.8**	63.3	46.8	70.1	44.8	56.2
Operating Netbacks[A][B]										
E&P Canada ($/bbl)										
Average price realized	108.18	97.05	98.04	89.18	97.93	111.73	117.08	111.40	104.85	111.61
Royalties	(19.85)	(17.50)	(16.90)	(11.45)	(16.46)	(14.68)	(9.43)	(14.63)	(19.45)	(14.50)
Transportation and distribution costs	(4.36)	(5.45)	(5.15)	(5.86)	(5.23)	(4.21)	(5.69)	(2.16)	(6.59)	(4.23)
Operating costs	(20.24)	(17.90)	(18.64)	(16.74)	(18.35)	(21.46)	(27.23)	(17.90)	(25.29)	(22.06)
Operating netback	63.73	56.20	57.35	55.13	57.89	71.38	74.73	76.71	53.52	70.82

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information — Non-GAAP and Other Financial Measures sections of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Quarterly Operating Summary (continued)

(unaudited)

Refining and Marketing	Quarter Ended Mar 31 2025	Jun 30 2025	Sep 30 2025	Dec 31 2025	Total Year 2025	Quarter Ended Mar 31 2024	Jun 30 2024	Sep 30 2024	Dec 31 2024	Total Year 2024
Refined product sales (mbbls/d)	**604.9**	**600.5**	**646.8**	**640.4**	**623.3**	581.0	594.7	612.3	613.3	600.4
Crude oil processed (mbbls/d)	**482.7**	**442.3**	**491.7**	**504.2**	**480.3**	455.3	430.5	487.6	486.2	465.0
Rack forward sales volume (ML)	**5 419**	**5 724**	**6 040**	**5 883**	**23 066**	5 108	5 592	5 955	5 609	22 264
Utilization of refining capacity (%)	**104**	**95**	**106**	**108**	**103**	98	92	105	104	100
Refining and marketing margin – first-in, first-out (FIFO) ($/bbl)(A)	**36.70**	**32.45**	**39.65**	**40.75**	**37.60**	46.65	37.65	32.25	30.00	36.40
Refining and marketing margin – last-in, first-out (LIFO) ($/bbl)(A)	**38.00**	**34.40**	**39.55**	**45.15**	**39.50**	45.75	36.35	35.85	30.60	37.00
Rack forward gross margin (cpl)(A)	**6.45**	**6.15**	**4.35**	**6.85**	**5.95**	5.00	6.25	7.30	7.35	6.50
Refining operating expense ($/bbl)(A)	**6.75**	**6.85**	**6.00**	**6.55**	**6.50**	7.15	6.95	5.80	6.55	6.60
Rack forward operating expense (cpl)(A)	**3.15**	**2.80**	**2.65**	**3.10**	**2.95**	3.20	3.10	3.10	3.45	3.25
Refining and marketing margin capture (%)(A)(B)	**99**	**89**	**92**	**101**	**96**	94	99	101	90	96
Eastern North America										
Refined product sales (mbbls/d)										
Transportation fuels										
Gasoline	**130.4**	**121.3**	**131.3**	**135.0**	**129.5**	112.6	112.9	121.6	127.2	118.6
Distillate	**121.4**	**132.2**	**136.2**	**132.8**	**130.7**	118.4	105.0	120.4	121.3	116.3
Total transportation fuel sales	**251.8**	**253.5**	**267.5**	**267.8**	**260.2**	231.0	217.9	242.0	248.5	234.9
Petrochemicals	**7.3**	**4.4**	**3.2**	**4.4**	**4.8**	13.7	10.3	6.3	9.5	10.0
Asphalt	**18.7**	**18.5**	**29.7**	**19.5**	**21.6**	15.8	15.3	24.2	20.8	19.1
Other	**18.9**	**13.9**	**15.8**	**29.2**	**19.5**	24.6	23.4	19.6	27.0	23.6
Total refined product sales	**296.7**	**290.3**	**316.2**	**320.9**	**306.1**	285.1	266.9	292.1	305.8	287.6
Crude oil supply and refining										
Processed at refineries (mbbls/d)	**236.9**	**231.1**	**243.5**	**242.6**	**238.5**	216.5	169.8	235.4	232.4	213.6
Utilization of refining capacity (%)	**107**	**104**	**110**	**109**	**107**	98	76	106	105	96
Western North America										
Refined product sales (mbbls/d)										
Transportation fuels										
Gasoline	**132.4**	**129.8**	**130.8**	**139.0**	**133.0**	130.9	140.0	135.0	133.1	134.7
Distillate	**141.2**	**137.9**	**153.4**	**139.9**	**143.1**	141.7	152.0	146.3	142.2	145.6
Total transportation fuel sales	**273.6**	**267.7**	**284.2**	**278.9**	**276.1**	272.6	292.0	281.3	275.3	280.3
Asphalt	**6.6**	**12.7**	**15.3**	**9.7**	**11.1**	5.4	13.4	16.6	11.7	11.8
Other	**28.0**	**29.8**	**31.1**	**30.9**	**30.0**	17.9	22.4	22.3	20.5	20.7
Total refined product sales	**308.2**	**310.2**	**330.6**	**319.5**	**317.2**	295.9	327.8	320.2	307.5	312.8
Crude oil supply and refining										
Processed at refineries (mbbls/d)	**245.8**	**211.2**	**248.2**	**261.6**	**241.8**	238.8	260.7	252.2	253.8	251.4
Utilization of refining capacity (%)	**101**	**87**	**102**	**107**	**99**	98	107	103	104	103

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information — Non-GAAP and Other Financial Measures sections of this Annual Report.

(B) Refining and marketing margin capture would have been 96% for the second quarter of 2025 and 97% for the year ended December 31, 2025 after adjusting for the one-time settlement of emissions compliance charges.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Financial Summary

(unaudited)

($ millions)	2025	2024	2023	2022	2021
Gross revenues	**52 377**	54 881	52 206	62 907	41 133
Earnings (loss) before income taxes[(A)]					
Oil Sands	**5 277**	6 607	6 811	5 633	2 825
Exploration and Production	**526**	867	1 691	3 221	1 791
Refining and Marketing	**2 822**	2 596	3 383	5 694	2 867
Corporate and Eliminations	**(677)**	(1 883)	(1 296)	(2 232)	(1 913)
Income tax expense	**(2 030)**	(2 171)	(2 294)	(3 239)	(1 451)
Net earnings	**5 918**	6 016	8 295	9 077	4 119
Adjusted operating earnings (loss)[(A)(B)]					
Oil Sands	**5 302**	6 505	5 967	9 042	2 829
Exploration and Production	**526**	867	1 084	2 494	1 343
Refining and Marketing	**2 858**	2 600	3 367	5 687	2 857
Corporate and Eliminations	**(1 051)**	(813)	(1 349)	(1 503)	(1 778)
Income tax expense included in adjusted operating earnings	**(2 014)**	(2 275)	(2 392)	(4 154)	(1 446)
Total	**5 621**	6 884	6 677	11 566	3 805
Adjusted funds from (used in) operations[(A)(B)]					
Oil Sands	**10 515**	11 842	10 725	13 831	7 575
Exploration and Production	**1 195**	1 610	1 612	3 178	1 951
Refining and Marketing	**3 907**	3 538	4 268	6 561	3 831
Corporate and Eliminations	**(894)**	(679)	(1 546)	(1 240)	(1 705)
Current income tax expense	**(1 940)**	(2 465)	(1 734)	(4 229)	(1 395)
Total	**12 783**	13 846	13 325	18 101	10 257
Change in non-cash working capital	**(2)**	2 114	(981)	(2 421)	1 507
Cash flow provided by operating activities	**12 781**	15 960	12 344	15 680	11 764
Free funds flow (deficit)[(B)(C)]					
Oil Sands	**6 646**	7 502	6 629	10 291	4 407
Exploration and Production	**398**	703	944	2 735	1 681
Refining and Marketing	**2 759**	2 348	3 266	5 745	3 006
Corporate and Eliminations	**(936)**	(725)	(1 608)	(1 428)	(1 997)
Current income tax expense	**(1 940)**	(2 465)	(1 734)	(4 229)	(1 395)
Total	**6 927**	7 363	7 497	13 114	5 702
Returns to shareholders					
Dividends paid on common shares	**2 809**	2 803	2 749	2 596	1 550
Repurchase of common shares[(D)]	**3 025**	2 908	2 233	5 135	2 304
Total returns to shareholders	**5 834**	5 711	4 982	7 731	3 854
Capital expenditures (including capitalized interest)					
Oil Sands	**3 869**	4 340	4 096	3 540	3 168
Exploration and Production[(E)]	**797**	907	668	443	270
Refining and Marketing	**1 148**	1 190	1 002	816	825
Corporate and Eliminations[(F)]	**42**	46	62	188	292
Total capital expenditures	**5 856**	6 483	5 828	4 987	4 555
Total assets	**89 913**	89 784	88 539	84 618	83 739

(A) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this Annual Report for a discussion on income taxes.

(B) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(C) Beginning in the second quarter of 2024, the company included the presentation of free funds flow by segment and on a basic per share basis.

(D) Excludes taxes paid on share repurchase costs of $104 million for the year ended December 31, 2025.

(E) Excludes capital expenditures related to assets previously held for sale of $108 million for the year ended December 31, 2023 and $57 million for the year ended December 31, 2022.

(F) Excludes capital expenditures related to assets previously held for sale of $76 million for the year ended December 31, 2022.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Financial Summary (continued)

(unaudited)

	2025	2024	2023	2022	2021
Total Suncor Employees (number at year end)[A]	**15 424**	15 010	14 906	16 558	16 922
Per common share					
Net earnings – basic	**4.85**	4.72	6.34	6.54	2.77
Net earnings – diluted	**4.85**	4.72	6.33	6.53	2.77
Adjusted operating earnings[B][C][D][E]	**4.61**	5.40	5.10	8.34	2.56
Cash dividends[B]	**2.31**	2.22	2.11	1.88	1.05
Adjusted funds from operations[B][C][D]	**10.49**	10.87	10.19	13.05	6.89
Cash flow provided by operating activities[B]	**10.48**	12.53	9.44	11.30	7.91
Free funds flow[B][C]	**5.68**	5.78	5.73	9.45	3.83
Ratios					
ROCE[C][F][G] (%)	**11.3**	13.0	16.3	20.2	8.9
ROCE excluding impairments and impairment reversals[C][F][G] (%)	**11.3**	13.0	16.3	23.7	8.5
Total debt to total debt plus shareholders' equity[C][H] (%)	**18.1**	18.9	21.1	24.3	29.7
Net debt to net debt plus shareholders' equity[C][H] (%)	**12.3**	13.4	18.5	21.3	26.6
Net debt to adjusted funds from operations (times)[C][D][H]	**0.5**	0.5	0.7	0.6	1.3

(A)   In 2021, Suncor became operator of the Syncrude asset and the additional Syncrude employees are reflected in the company's total employees.

(B)   Presented on a basic per share basis.

(C)   Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(D)   Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(E)   Beginning in 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(F)   Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(G)   ROCE was impacted by the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada for the twelve months ended December 31, 2023, and for the first nine months of 2024.

(H)   Beginning in 2024, the company revised the definition of total debt and net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary

(unaudited)

Oil Sands	2025	2024	2023	2022	2021
Production volumes (mbbls/d)					
Total Oil Sands bitumen production	**937.5**	907.0	819.8	790.5	770.3
Oil Sands production volumes[(A)]					
Oil Sands operations – SCO, diesel and other products	**343.7**	345.8	314.9	314.6	313.7
Oil Sands operations – Bitumen	**160.9**	141.8	123.4	101.1	125.5
Syncrude – SCO, diesel and bitumen	**207.1**	199.5	192.6	184.8	172.4
Fort Hills – Bitumen	**175.4**	168.0	106.4	85.1	50.7
Inter-asset transfers and consumption	**(87.7)**	(81.3)	(47.7)	(20.4)	(18.1)
Total Oil Sands production volumes	**799.4**	773.8	689.6	665.2	644.2
Oil Sands – upgraded – net SCO and diesel					
Oil Sands operations	**343.7**	345.8	314.9	314.6	313.7
Syncrude	**204.8**	198.4	190.9	179.1	169.8
Inter-asset transfers and consumption	**(29.4)**	(28.1)	(18.8)	(13.7)	(14.9)
Total Oil Sands – upgraded – net SCO and diesel production	**519.1**	516.1	487.0	480.0	468.6
Oil Sands – non-upgraded bitumen					
Oil Sands operations	**160.9**	141.8	123.4	101.1	125.5
Fort Hills	**175.4**	168.0	106.4	85.1	50.7
Syncrude	**2.3**	1.1	1.7	5.7	2.6
Inter-asset transfers	**(58.3)**	(53.2)	(28.9)	(6.7)	(3.2)
Total Oil Sands – non-upgraded bitumen production	**280.3**	257.7	202.6	185.2	175.6
Oil Sands production volumes to market					
Upgraded – net SCO and diesel	**519.1**	516.1	487.0	480.0	468.6
Non-upgraded bitumen	**280.3**	257.7	202.6	185.2	175.6
Total Oil Sands production volumes	**799.4**	773.8	689.6	665.2	644.2
Oil Sands sales volumes (mbbls/d)					
Upgraded – net SCO and diesel	**520.4**	513.2	486.6	482.6	465.7
Non-upgraded bitumen	**278.6**	260.8	199.4	180.7	183.8
Total Oil Sands sales volumes	**799.0**	774.0	686.0	663.3	649.5
Oil Sands operations cash operating costs[(1)(B)] ($ millions)					
Cash costs	**4 479**	4 510	4 325	3 803	3 603
Natural gas	**413**	288	426	738	554
	4 892	4 798	4 751	4 541	4 157
Oil Sands operations cash operating costs[(1)(B)] ($/bbl)*					
Cash costs	**24.30**	25.30	27.05	25.10	22.45
Natural gas	**2.25**	1.60	2.65	4.85	3.45
	26.55	26.90	29.70	29.95	25.90
Fort Hills cash operating costs[(1)(B)(C)] ($ millions)					
Cash costs	**2 047**	1 952	1 274	835	706
Natural gas	**73**	64	61	97	58
	2 120	2 016	1 335	932	764
Fort Hills cash operating costs[(1)(B)(C)] ($/bbl)*					
Cash costs	**31.95**	31.75	32.85	26.90	38.20
Natural gas	**1.15**	1.05	1.55	3.10	3.15
	33.10	32.80	34.40	30.00	41.35
Syncrude cash operating costs[(1)(B)] ($ millions)					
Cash costs	**2 490**	2 515	2 523	2 325	2 111
Natural gas	**56**	50	88	147	104
	2 546	2 565	2 611	2 472	2 215
Syncrude cash operating costs[(1)(B)] ($/bbl)*					
Cash costs	**32.95**	34.45	35.90	34.45	33.55
Natural gas	**0.75**	0.70	1.25	2.20	1.65
	33.70	35.15	37.15	36.65	35.20

(A) Beginning in 2024, to better reflect the companys' individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(C) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary (continued)

(unaudited)

Oil Sands Segment Operating Netbacks[A][B]	2025	2024	2023	2022	2021
Non-upgraded bitumen ($/bbl)					
Average price realized	**68.61**	79.31	75.78	91.27	59.16
Royalties	**(8.75)**	(11.71)	(10.16)	(13.81)	(5.53)
Transportation and distribution costs	**(6.59)**	(6.66)	(7.81)	(6.64)	(5.36)
Net operating expenses	**(19.76)**	(21.22)	(20.56)	(20.27)	(18.52)
Operating netback	**33.51**	39.72	37.25	50.55	29.75
Upgraded – net SCO and diesel ($/bbl)					
Average price realized	**91.16**	101.05	103.02	123.25	82.24
Royalties	**(10.64)**	(13.45)	(10.60)	(17.27)	(6.75)
Transportation and distribution costs	**(3.37)**	(3.14)	(3.62)	(4.37)	(4.51)
Net operating expenses	**(35.26)**	(35.48)	(38.92)	(37.56)	(34.06)
Operating netback	**41.89**	48.98	49.88	64.05	36.92
Average Oil Sands segment ($/bbl)					
Average price realized	**83.29**	93.73	95.10	114.56	75.71
Royalties	**(9.98)**	(12.87)	(10.48)	(16.33)	(6.41)
Transportation and distribution costs	**(4.49)**	(4.32)	(4.83)	(4.99)	(4.75)
Net operating expenses	**(29.86)**	(30.68)	(33.58)	(32.85)	(29.65)
Operating netback	**38.96**	45.86	46.21	60.39	34.90

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary (continued)

(unaudited)

Exploration and Production	2025	2024	2023	2022	2021
Production volumes					
E&P Canada (mbbls/d)	**57.5**	49.7	44.4	50.2	54.4
E&P International (mboe/d)	**3.3**	4.1	11.7	27.8	33.1
Total production volumes (mboe/d)	**60.8**	53.8	56.1	78.0	87.5
Total sales volumes (mboe/d)	**59.8**	56.2	52.9	80.6	82.8
Operating Netbacks[A][B]					
E&P Canada ($/bbl)					
Average price realized	**97.93**	111.61	111.49	131.35	87.04
Royalties	**(16.46)**	(14.50)	(13.82)	(18.25)	(12.20)
Transportation and distribution costs	**(5.23)**	(4.23)	(3.87)	(3.28)	(2.34)
Operating costs	**(18.35)**	(22.06)	(20.17)	(14.69)	(11.74)
Operating netback	**57.89**	70.82	73.63	95.13	60.76
E&P International (excluding Libya) ($/boe)[C]					
Average price realized	**—**	—	112.16	129.18	84.76
Transportation and distribution costs	**—**	—	(3.16)	(2.57)	(2.60)
Operating costs	**—**	—	(15.03)	(9.66)	(10.40)
Operating netback	**—**	—	93.97	116.95	71.76

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B)   Netbacks are based on sales volumes.

(C)   In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

Five-Year Operating Summary (continued)
(unaudited)

Refining and Marketing	2025	2024	2023	2022	2021
Refined product sales (mbbls/d)	**623.3**	600.4	553.1	553.6	528.4
Crude oil processed (mbbls/d)	**480.3**	465.0	420.7	433.2	415.5
Rack forward sales volume (ML)	**23 066**	22 264	20 458	21 448	20 430
Utilization of refining capacity (%)	**103**	100	90	93	89
Refining and marketing margin – FIFO ($/bbl)[A]	**37.60**	36.40	45.00	55.85	36.85
Refining and marketing margin – LIFO ($/bbl)[A]	**39.50**	37.00	47.00	54.45	30.90
Rack forward gross margin (cpl)[A][B]	**5.95**	6.50	6.55	6.30	7.10
Refining operating expense ($/bbl)[A][C]	**6.50**	6.60	7.45	7.00	5.95
Rack forward operating expense (cpl)[A][B]	**2.95**	3.25	3.45	3.00	2.90
Refining and marketing margin capture (%)[A][D]	**96**	96	95	92	93
Eastern North America	.				
Refined product sales (mbbls/d)					
Transportation fuels					
Gasoline	**129.5**	118.6	112.2	107.0	110.2
Distillate	**130.7**	116.3	104.3	96.9	94.7
Total transportation fuel sales	**260.2**	234.9	216.5	203.9	204.9
Petrochemicals	**4.8**	10.0	10.6	10.2	12.4
Asphalt	**21.6**	19.1	18.4	18.7	17.9
Other	**19.5**	23.6	22.9	26.5	21.0
Total refined product sales	**306.1**	287.6	268.4	259.3	256.2
Crude oil supply and refining					
Processed at refineries (mbbls/d)	**238.5**	213.6	212.4	206.2	202.8
Utilization of refining capacity (%)	**107**	96	96	93	91
Western North America					
Refined product sales (mbbls/d)					
Transportation fuels					
Gasoline	**133.0**	134.7	115.8	120.6	115.6
Distillate	**143.1**	145.6	139.6	147.7	133.8
Total transportation fuel sales	**276.1**	280.3	255.4	268.3	249.4
Asphalt	**11.1**	11.8	10.8	11.9	9.7
Other	**30.0**	20.7	18.5	14.1	13.1
Total refined product sales	**317.2**	312.8	284.7	294.3	272.2
Crude oil supply and refining					
Processed at refineries (mbbls/d)	**241.8**	251.4	208.3	227.0	212.7
Utilization of refining capacity (%)	**99**	103	85	93	87
Retail stations	**1 925**	1 854	1 798	1 810	1 804

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B) In the second quarter of 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(C) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

(D) Refining and marketing margin capture would have been 97% for the year ended December 31, 2025 after adjusting for the one-time settlement of emissions compliance charges.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks[(A)][(B)]

($ millions, except per barrel amounts)

Quarter ended	December 31, 2025 Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	September 30, 2025 Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 172	4 521	6 693	2 346	4 704	7 050
Other income	25	52	77	70	36	106
Purchases of crude oil and products	(582)	(48)	(630)	(495)	(23)	(518)
Gross realization adjustment[(2)]	(98)	(151)		(81)	(108)	
Gross realizations	1 517	4 374		1 840	4 609	
Royalties	(186)	(434)	(620)	(232)	(648)	(880)
Transportation and distribution	(161)	(165)	(326)	(170)	(183)	(353)
Operating, selling and general (OS&G)	(565)	(1 983)	(2 548)	(538)	(1 791)	(2 329)
OS&G adjustment[(3)]	52	226		40	200	
Net operating expenses	(513)	(1 757)		(498)	(1 591)	
Operating netback	657	2 018		940	2 187	
Sales volumes (mbbls)	26 102	52 472		25 567	49 856	
Operating netback per barrel	25.18	38.48		36.71	43.89	

Quarter ended	June 30, 2025 Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	March 31, 2025 Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 718	3 722	6 440	2 285	4 856	7 141
Other (loss) income	(56)	(2)	(58)	41	57	98
Purchases of crude oil and products	(763)	(50)	(813)	(572)	(37)	(609)
Gross realization adjustment[(2)]	3	(62)		(35)	(154)	
Gross realizations	1 902	3 608		1 719	4 722	
Royalties	(246)	(350)	(596)	(225)	(590)	(815)
Transportation and distribution	(188)	(147)	(335)	(151)	(145)	(296)
OS&G	(644)	(1 712)	(2 356)	(451)	(1 941)	(2 392)
OS&G adjustment[(3)]	65	114		31	189	
Net operating expenses	(579)	(1 598)		(420)	(1 752)	
Operating netback	889	1 513		923	2 235	
Sales volumes (mbbls)	27 989	40 055		22 041	47 567	
Operating netback per barrel	31.76	37.78		41.88	47.00	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Oil Sands Operating Netbacks[A][B]
($ millions, except per barrel amounts)

Quarter ended	December 31, 2024			September 30, 2024		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 682	4 979	7 661	2 362	4 883	7 245
Other income (loss)	30	4	34	(7)	22	15
Purchases of crude oil and products	(695)	(53)	(748)	(468)	(18)	(486)
Gross realization adjustment[2]	(32)	(48)		(33)	(27)	
Gross realizations	1 985	4 882		1 854	4 860	
Royalties	(315)	(624)	(939)	(251)	(672)	(923)
Transportation and distribution	(187)	(163)	(350)	(152)	(139)	(291)
OS&G	(551)	(1 894)	(2 445)	(615)	(1 608)	(2 223)
OS&G adjustment[3]	41	144		79	42	
Net operating expenses	(510)	(1 750)		(536)	(1 566)	
Operating netback	973	2 345		915	2 483	
Sales volumes (mbbls)	25 973	49 519		23 383	46 952	
Operating netback per barrel	37.46	47.39		39.18	52.86	

Quarter ended	June 30, 2024			March 31, 2024		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 818	4 614	7 432	2 062	4 860	6 922
Other income (loss)	60	12	72	59	(4)	55
Purchases of crude oil and products	(651)	(45)	(696)	(557)	(72)	(629)
Gross realization adjustment[2]	(43)	(30)		(22)	(94)	
Gross realizations	2 184	4 551		1 542	4 690	
Royalties	(330)	(671)	(1 001)	(222)	(560)	(782)
Transportation and distribution	(139)	(153)	(292)	(158)	(134)	(292)
OS&G	(572)	(1 706)	(2 278)	(582)	(1 900)	(2 482)
OS&G adjustment[3]	77	81		98	174	
Net operating expenses	(495)	(1 625)		(484)	(1 726)	
Operating netback	1 220	2 102		678	2 270	
Sales volumes (mbbls)	24 811	41 296		21 280	50 077	
Operating netback per barrel	49.23	50.96		31.96	45.29	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Oil Sands Operating Netbacks[(A)(B)(C)]
($ millions, except per barrel amounts)

	December 31, 2025			December 31, 2024		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Year ended						
Operating revenues	9 521	17 803	27 324	9 924	19 336	29 260
Other income	80	143	223	142	34	176
Purchases of crude oil and products	(2 412)	(158)	(2 570)	(2 371)	(188)	(2 559)
Gross realization adjustment[(2)]	(211)	(475)		(130)	(199)	
Gross realizations	6 978	17 313		7 565	18 983	
Royalties	(889)	(2 022)	(2 911)	(1 118)	(2 527)	(3 645)
Transportation and distribution	(670)	(640)	(1 310)	(636)	(589)	(1 225)
OS&G	(2 198)	(7 427)	(9 625)	(2 320)	(7 108)	(9 428)
OS&G adjustment[(3)]	188	729		295	441	
Net operating expenses	(2 010)	(6 698)		(2 025)	(6 667)	
Operating netback	3 409	7 953		3 786	9 200	
Sales volumes (mbbls)	101 699	189 950		95 447	187 844	
Operating netback per barrel	33.51	41.89		39.72	48.98	

	December 31, 2023			December 31, 2022		
	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Year ended						
Operating revenues	7 218	18 817	26 035	7 892	22 539	30 431
Other income (loss)	1 519	(50)	1 469	(80)	27	(53)
Purchases of crude oil and products	(1 758)	(177)	(1 935)	(1 673)	(377)	(2 050)
Gross realization adjustment[(2)]	(1 463)	(294)		(119)	(420)	
Gross realizations	5 516	18 296		6 020	21 769	
Royalties	(740)	(1 883)	(2 623)	(912)	(3 051)	(3 963)
Transportation and distribution	(567)	(646)	(1 213)	(438)	(772)	(1 210)
OS&G[(D)]	(1 859)	(7 470)	(9 329)	(1 722)	(7 430)	(9 152)
OS&G adjustment[(3)]	360	558		386	798	
Net operating expenses	(1 499)	(6 912)		(1 336)	(6 632)	
Operating netback	2 710	8 855		3 334	11 314	
Sales volumes (mbbls)	72 795	177 601		65 960	176 632	
Operating netback per barrel	37.25	49.88		50.55	64.05	

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(C) Netbacks are based on sales volumes.

(D) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Oil Sands Operating Netbacks[A][B]
($ millions, except per barrel amounts)

| | December 31, 2021 | | |
| | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
Year ended			
Operating revenues	5 468	14 452	19 920
Other (loss) income	(56)	62	6
Purchases of crude oil and products	(1 231)	(213)	(1 444)
Gross realization adjustment[2]	(210)	(325)	
Gross realizations	3 971	13 976	
Royalties	(376)	(1 147)	(1 523)
Transportation and distribution	(359)	(767)	(1 126)
OS&G	(1 541)	(6 515)	(8 056)
OS&G adjustment[3]	299	728	
Net operating expenses	(1 242)	(5 787)	
Operating netback	1 994	6 275	
Sales volumes (mbbls)	67 094	169 983	
Operating netback per barrel	29.75	36.92	

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks[(A)(B)]

($ millions, except per barrel amounts)

Quarter ended	December 31, 2025			September 30, 2025		
	E&P Canada	Other[(4)(5)]	E&P Segment	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	415	35	450	588	77	665
Royalties	(53)	(18)	(71)	(101)	(32)	(133)
Transportation and distribution	(26)	(2)	(28)	(30)	(2)	(32)
OS&G	(91)	(36)	(127)	(115)	(34)	(149)
Non-production costs[(6)]	13			3		
Operating netback	258			345		
Sales volumes (mbbls)	4 642			5 998		
Operating netback per barrel	55.13			57.35		

Quarter ended	June 30, 2025			March 31, 2025		
	E&P Canada	Other[(4)(5)]	E&P Segment	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	545	120	665	470	259	729
Royalties	(98)	(64)	(162)	(86)	(106)	(192)
Transportation and distribution	(32)	(4)	(36)	(19)	(3)	(22)
OS&G	(105)	(20)	(125)	(95)	(25)	(120)
Non-production costs[(6)]	5			7		
Operating netback	315			277		
Sales volumes (mbbls)	5 619			4 344		
Operating netback per barrel	56.20			63.73		

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Exploration and Production Operating Netbacks[(A)(B)]
($ millions, except per barrel amounts)

Quarter ended	December 31, 2024			September 30, 2024		
	E&P Canada	Other[(4)(5)]	E&P Segment	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	363	279	642	718	—	718
Royalties	(67)	(120)	(187)	(94)	—	(94)
Transportation and distribution	(23)	(3)	(26)	(14)	—	(14)
OS&G	(96)	(28)	(124)	(121)	(18)	(139)
Non-production costs[(6)]	9			6		
Operating netback	186			495		
Sales volumes (mbbls)	3 464			6 451		
Operating netback per barrel	53.52			76.71		

Quarter ended	June 30, 2024			March 31, 2024		
	E&P Canada	Other[(4)(5)]	E&P Segment	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	437	236	673	609	156	765
Royalties	(35)	(89)	(124)	(80)	(62)	(142)
Transportation and distribution	(21)	(3)	(24)	(23)	(2)	(25)
OS&G	(109)	(11)	(120)	(128)	(13)	(141)
Non-production costs[(6)]	7			11		
Operating netback	279			389		
Sales volumes (mbbls)	3 748			5 432		
Operating netback per barrel	74.73			71.38		

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Exploration and Production Operating Netbacks[(A)(B)]
($ millions, except per barrel amounts)

Year ended	December 31, 2025				December 31, 2024			
	E&P International	E&P Canada	Other[(4)(5)]	E&P Segment	E&P International	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	—	2 018	491	2 509	—	2 127	671	2 798
Royalties	—	(338)	(220)	(558)	—	(276)	(271)	(547)
Transportation and distribution	—	(107)	(11)	(118)	—	(81)	(8)	(89)
OS&G	—	(406)	(115)	(521)	—	(454)	(70)	(524)
Non-production costs[(6)]	—	28			—	33		
Operating netback	—	1 195			—	1 349		
Sales volumes (mboe)	—	20 603			—	19 095		
Operating netback per barrel	—	57.89			—	70.82		

Year ended	December 31, 2023				December 31, 2022			
	E&P International[(C)]	E&P Canada	Other[(4)(5)]	E&P Segment	E&P International	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	306	1 689	694	2 689	1 222	2 464	645	4 331
Royalties	—	(209)	(282)	(491)	—	(342)	(266)	(608)
Transportation and distribution	(9)	(58)	(9)	(76)	(24)	(61)	(16)	(101)
OS&G	(58)	(342)	(75)	(475)	(120)	(327)	(43)	(490)
Non-production costs[(6)]	17	37			25	51		
Operating netback	256	1 117			1 103	1 785		
Sales volumes (mboe)	2 729	15 149			9 453	18 753		
Operating netback per barrel	93.97	73.63			116.95	95.13		

Year ended	December 31, 2021			
	E&P International	E&P Canada	Other[(4)(5)]	E&P Segment
Operating revenues	815	1 684	479	2 978
Royalties	—	(237)	(241)	(478)
Transportation and distribution	(25)	(44)	(43)	(112)
OS&G	(133)	(268)	(28)	(429)
Non-production costs[(6)]	33	43		
Operating netback	690	1 178		
Sales volumes (mboe)	9 616	19 386		
Operating netback per barrel	71.76	60.76		

(A) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Netbacks are based on sales volumes.

(C) In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except as noted)

		Quarter Ended							
Refining and marketing gross margin reconciliation		**Mar 31 2025**	**Jun 30 2025**	**Sep 30 2025**	**Dec 31 2025**	Mar 31 2024	Jun 30 2024	Sep 30 2024	Dec 31 2024
Operating revenues		**7 628**	**7 310**	**8 085**	**7 648**	7 613	8 057	8 124	7 547
Purchases of crude oil and products		**(5 922)**	**(5 969)**	**(6 208)**	**(5 657)**	(5 588)	(6 519)	(6 685)	(6 123)
		1 706	**1 341**	**1 877**	**1 991**	2 025	1 538	1 439	1 424
Other (loss) income		**(12)**	**18**	**25**	**25**	74	43	80	58
Non-refining and marketing margin[7]		**(13)**	**14**	**14**	**(15)**	(42)	(13)	(1)	(56)
Refining and marketing gross margin – FIFO[A]		**1 681**	**1 373**	**1 916**	**2 001**	2 057	1 568	1 518	1 426
Refinery production (mbbls)[8]		**45 798**	**42 282**	**48 326**	**49 091**	44 074	41 669	47 094	47 519
Refining and marketing gross margin – FIFO ($/bbl)[A]		**36.70**	**32.45**	**39.65**	**40.75**	46.65	37.65	32.25	30.00
FIFO and risk management activities adjustment		**60**	**82**	**(5)**	**215**	(40)	(53)	171	29
Refining and marketing gross margin – LIFO[A][B]		**1 741**	**1 455**	**1 911**	**2 216**	2 017	1 515	1 689	1 455
Refining and marketing gross margin – LIFO ($/bbl)[A][B][C]		**38.00**	**34.40**	**39.55**	**45.15**	45.75	36.35	35.85	30.60
Rack forward gross margin									
Refining and marketing gross margin – FIFO[A]		**1 681**	**1 373**	**1 916**	**2 001**	2 057	1 568	1 518	1 426
Refining and supply gross margin		**(1 331)**	**(1 022)**	**(1 653)**	**(1 597)**	(1 802)	(1 218)	(1 085)	(1 014)
Rack forward gross margin[A][9]		**350**	**351**	**263**	**404**	255	350	433	412
Sales volume (ML)		**5 419**	**5 724**	**6 040**	**5 883**	5 108	5 592	5 955	5 609
Rack forward gross margin (cpl)[A]		**6.45**	**6.15**	**4.35**	**6.85**	5.00	6.25	7.30	7.35
Refining and rack forward operating expense reconciliation									
Operating, selling and general		**609**	**578**	**602**	**650**	618	603	592	653
Less: Rack forward operating expense[A][10]	A	**171**	**161**	**160**	**184**	165	174	186	195
Less: Other operating expenses[11]		**130**	**128**	**153**	**144**	138	139	133	147
Refining operating expense[A]	B	**308**	**289**	**289**	**322**	315	290	273	311
Refinery production (mbbls)[8]	C	**45 798**	**42 282**	**48 326**	**49 091**	44 074	41 669	47 094	47 519
Refining operating expense ($/bbl)[A]	B/C	**6.75**	**6.85**	**6.00**	**6.55**	7.15	6.95	5.80	6.55
Sales volume (ML)	D	**5 419**	**5 724**	**6 040**	**5 883**	5 108	5 592	5 955	5 609
Rack forward operating expense (cpl)[A]	A/D	**3.15**	**2.80**	**2.65**	**3.10**	3.20	3.10	3.10	3.45

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Refining and Marketing
($ millions, except as noted)

Refining and marketing gross margin reconciliation	Year Ended 2025	2024	2023	2022	2021
Operating revenues	**30 671**	31 341	31 068	36 728	22 915
Purchases of crude oil and products	**(23 756)**	(24 915)	(23 867)	(27 261)	(16 807)
	6 915	6 426	7 201	9 467	6 108
Other income (loss)	**56**	255	224	(60)	(50)
Non-refining and marketing margin[7]	**—**	(112)	(50)	(20)	(54)
Refining and marketing gross margin – FIFO[A]	**6 971**	6 569	7 375	9 387	6 004
Refinery production (mbbls)[8]	**185 497**	180 356	163 895	168 149	162 862
Refining and marketing gross margin – FIFO ($/bbl)[A]	**37.60**	36.40	45.00	55.85	36.85
FIFO and risk management activities adjustment	**352**	107	330	(230)	(972)
Refining and marketing gross margin – LIFO[A][B]	**7 323**	6 676	7 705	9 157	5 032
Refining and marketing gross margin – LIFO ($/bbl)[A][B][C]	**39.50**	37.00	47.00	54.45	30.90
Rack forward gross margin[D]					
Refining and marketing gross margin – FIFO[A]	**6 971**	6 569	7 375	9 387	6 004
Refining and supply gross margin	**(5 603)**	(5 119)	(6 031)	(8 033)	(4 550)
Rack forward gross margin[A][9]	**1 368**	1 450	1 344	1 354	1 454
Sales volume (ML)	**23 066**	22 264	20 458	21 448	20 430
Rack forward gross margin (cpl)[A]	**5.95**	6.50	6.55	6.30	7.10
Refining and rack forward operating expense reconciliation					
Operating, selling and general[E]	**2 439**	2 466	2 558	2 427	2 019
Less: Rack forward operating expense[A][D][10]	**676**	720	705	644	594
Less: Other operating expenses[F][11]	**555**	557	635	602	457
Refining operating expense[A][F]	**1 208**	1 189	1 218	1 181	968
Refinery production (mbbls)[8]	**185 497**	180 356	163 895	168 149	162 862
Refining operating expense ($/bbl)[A][F]	**6.50**	6.60	7.45	7.00	5.95
Sales volume (ML)	**23 066**	22 264	20 458	21 448	20 430
Rack forward operating expense (cpl)[A][D]	**2.95**	3.25	3.45	3.00	2.90

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(D) In the second quarter of 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(E) Beginning in 2021, prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

(F) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

Operating Metrics Reconciliation (continued)
(unaudited)

Refining and Marketing
Suncor custom 5-2-2-1 index[(A)(12)]
(US$/bbl, except as noted)

		Quarter Ended							
		Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
(average for the quarter ended)		**2025**	**2025**	**2025**	**2025**	2024	2024	2024	2024
WTI crude oil at Cushing		**71.40**	**63.70**	**64.95**	**59.15**	76.95	80.55	75.15	70.30
SYN crude oil at Edmonton		**69.05**	**64.70**	**66.30**	**57.85**	69.55	83.35	76.45	71.15
WCS at Hardisty		**58.75**	**53.50**	**54.55**	**47.95**	57.60	67.00	61.65	57.75
New York Harbor 2-1-1 crack[(B)]		**21.05**	**25.90**	**29.95**	**29.90**	27.05	24.75	21.05	18.80
Chicago 2-1-1 crack[(B)]		**14.65**	**22.05**	**26.40**	**21.50**	19.80	18.85	19.35	13.85
Product value									
New York Harbor 2-1-1 crack[(C)]	40%	**37.00**	**35.85**	**37.95**	**35.60**	41.60	42.10	38.50	35.65
Chicago 2-1-1 crack[(D)]	40%	**34.40**	**34.30**	**36.55**	**32.25**	38.70	39.75	37.80	33.65
WTI	20%	**14.30**	**12.75**	**13.00**	**11.85**	15.40	16.10	15.05	14.05
Seasonality factor		**6.50**	**5.00**	**5.00**	**6.50**	6.50	5.00	5.00	6.50
		92.20	**87.90**	**92.50**	**86.20**	102.20	102.95	96.35	89.85
Crude value									
SYN	40%	**27.60**	**25.90**	**26.50**	**23.15**	27.80	33.35	30.60	28.45
WCS	40%	**23.50**	**21.40**	**21.80**	**19.20**	23.05	26.80	24.65	23.10
WTI	20%	**14.30**	**12.75**	**13.00**	**11.85**	15.40	16.10	15.05	14.05
		65.40	**60.05**	**61.30**	**54.20**	66.25	76.25	70.30	65.60
Suncor custom 5-2-2-1 index		**26.80**	**27.85**	**31.20**	**32.00**	35.95	26.70	26.05	24.25
Suncor custom 5-2-2-1 index (Cdn$/bbl)[(A)]		**38.45**	**38.55**	**42.95**	**44.65**	48.50	36.55	35.50	33.95

(average for the year ended)						**2025**	2024	2023	2022	2021
WTI crude oil at Cushing						**64.75**	75.70	77.60	94.25	67.95
SYN crude oil at Edmonton						**64.45**	75.10	79.60	98.70	66.30
WCS at Hardisty						**53.65**	61.00	59.00	75.95	54.90
New York Harbor 2-1-1 crack[(B)]						**26.75**	22.90	34.40	47.00	19.40
Chicago 2-1-1 crack[(B)]						**21.15**	17.95	26.15	38.10	17.75
Product value										
New York Harbor 2-1-1 crack[(C)]	40%					**36.60**	39.45	44.80	56.50	34.95
Chicago 2-1-1 crack[(D)]	40%					**34.35**	37.45	41.50	52.95	34.30
WTI	20%					**12.95**	15.15	15.50	18.85	13.60
Seasonality factor						**5.75**	5.75	5.75	5.75	5.75
						89.65	97.80	107.55	134.05	88.60
Crude value										
SYN	40%					**25.80**	30.05	31.85	39.50	26.50
WCS	40%					**21.45**	24.40	23.60	30.40	21.95
WTI	20%					**12.95**	15.15	15.50	18.85	13.60
						60.20	69.60	70.95	88.75	62.05
Suncor custom 5-2-2-1 index						**29.45**	28.20	36.60	45.30	26.55
Suncor custom 5-2-2-1 index (Cdn$/bbl)[(A)]						**41.15**	38.65	49.40	58.95	33.30

(A) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

(B) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C) Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D) Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

Operating Summary Information

Non-GAAP and Other Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, metrics contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, refining and marketing margin capture, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs for each quarter in 2025, 2024 and 2023 are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations, free funds flow, metrics contained in ROCE and ROCE excluding impairments and impairment reversals, net debt and total debt for each quarter in 2025, 2024 and 2023 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, metrics contained in ROCE and ROCE excluding impairments and impairment reversal, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, refining operating expense, net debt and total debt for the years ended December 31, 2021 and 2022 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2022, and for the years ended December 31, 2025, 2024 and 2023 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2025, which is contained in the annual report (the 2025 MD&A). Refining and marketing gross margin, refining and marketing margin capture, refining operating expense, rack forward gross margin and rack forward operating expense for each quarter in 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024, 2023, 2022 and 2021 are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Operating netbacks for each quarter in 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024, 2023, 2022, and 2021 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2025 MD&A.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1) Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, Canada Emergency Wage Subsidy (CEWS), COVID-19 related costs, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3) Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4) Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5) Production from the company's Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company's Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company's financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6) Reflects adjustments for general and administrative costs not directly attributed to production.

(7) Reflects adjustments for intersegment marketing fees.

(8) Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(9) Rack forward operating revenues, other income less purchases of crude oil and products.

(10) Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11) Reflects operating, selling and general expenses associated with the company's ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

(12) The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Note

* Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities' respective accounting policy choices.

Abbreviations

bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
SCO	– Synthetic crude oil
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select

Metric Conversion

Crude oil, refined products, etc.   1 m^3 (cubic metre) = approx. 6.29 barrels

Share Trading Information

(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	Quarter Ended				Quarter Ended			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2025	2025	2025	2025	2024	2024	2024	2024
Share ownership								
Average number outstanding, weighted monthly (thousands)[A]	1 239 250	1 225 170	1 211 477	1 199 755	1 288 184	1 283 035	1 268 667	1 254 945
Share price (dollars)								
Toronto Stock Exchange								
High	58.58	56.33	60.48	64.14	50.11	56.69	57.32	58.28
Low	48.62	43.59	51.34	53.02	41.88	49.73	48.41	49.28
Close	55.72	51.01	58.24	60.92	49.99	52.15	49.92	51.31
New York Stock Exchange – US$								
High	40.74	41.48	43.48	45.60	36.98	41.50	41.95	41.75
Low	33.81	30.79	37.23	37.77	31.03	36.15	35.09	34.17
Close	38.72	37.45	41.81	44.36	36.91	38.10	36.92	35.68
Shares traded (thousands)								
Toronto Stock Exchange	521 203	573 308	428 858	440 746	553 458	515 203	519 703	480 046
New York Stock Exchange	286 582	331 109	247 356	254 893	263 405	318 122	254 874	244 702
Per common share information (dollars)								
Net earnings attributable to common shareholders	1.36	0.93	1.34	1.23	1.25	1.22	1.59	0.65
Dividend per common share	0.57	0.57	0.57	0.60	0.55	0.55	0.55	0.57

(A)　The company had approximately 4 829 registered holders of record of common shares as at January 31, 2026.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

Leadership and Board Members as at December 31, 2025

Leadership

Rich Kruger
President and Chief Executive Officer

Troy Little
Chief Financial Officer

Adam Albeldawi
Chief Human Resources Officer & Senior Vice President, External Affairs

Peter Zebedee
Executive Vice President, Oil Sands

Dave Oldreive
Executive Vice Present, Downstream

Shelley Powell
Senior Vice President, Operational Improvement & Support Services

Kent Ferguson
Senior Vice President, Strategy, Sustainability and Corporate Development

Jacquie Moore
General Counsel and Corporate Secretary

Board of Directors

Russ Girling
Chair of the Board
Calgary, Alberta

Rich Kruger
President and Chief Executive Officer, Suncor
Calgary, Alberta

Ian Ashby[3][4]
Queensland, Australia

Patricia Bedient[1][2]
Chair, Audit committee
Sammamish, Washington

Chris Seasons[3][4]
Calgary, Alberta

Jean Paul (JP) Gladu[2][3]
Sand Point First Nation, Ontario

Jennifer Kneale[1][4]
Houston, Texas

Brian MacDonald[2][3]
Chair, Human resources and compensation committee
Naples, Florida

Jackie Sheppard[2][3]
Chair, Governance committee
Calgary, Alberta

Lorraine Mitchelmore[1][4]
Chair, Environment, health, safety and sustainable development committee
Calgary, Alberta

Jane Peverett[1][2]
Vancouver, British Columbia

[1]   Audit committee member
[2]   Governance committee member
[3]   Human resources and compensation committee member
[4]   Environment, health, safety and sustainable development committee member

*   Committee roles are as at February 25, 2026



Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com